Exhibit 99.1

Barrick Gold Corporation
Information Circular

Notice of Annual Meeting of Shareholders

April 24, 2018 | Toronto, Ontario

A COMPANY OF OWNERS

BARRICK

Inside this Circular

Barrick Gold Corporation | 2018 Circular	I

March 16, 2018
Letter from the Executive Chairman

Dear Fellow Shareholders,

On behalf of the Board of Directors, I am pleased to invite you to our Annual Meeting of Shareholders.

Over the past year, we made progress on the strategic priorities that will create long-term value per share for our fellow owners — yet we also learned how much work we still have to do in our quest to become a leading twenty-first century company. Two challenges in particular weighed on our results and reminded us that job number one must always be consistent, reliable execution.

Barrick generated operating cash flow of $2.07 billion and free cash flow of $669 million. We reduced our total debt by $1.51 billion, exceeding our target for the year. We maintained strict discipline in our capital allocation, which included raising our dividend by 50 percent and increasing investments in organic projects. As a result we added eight million ounces of proven and probable gold reserves at existing operations (as well as the Goldrush project) through drilling, more than replacing the reserves we depleted through processing. We unified our Cortez and Goldstrike mines into a single, efficient operation. We improved our safety performance, with the lowest incident rate in the Company’s history — among the lowest in the industry. That achievement was overshadowed by the tragic deaths of two colleagues in workplace accidents; here, too, we still have a long way to go. Finally, we continued to strengthen our partnership culture, particularly in creating distinctive, enduring relationships with China and its best companies.

For all these achievements, we also know that success is no insulator against setbacks. In March, our Veladero mine in Argentina suffered its third environmental incident in 18 months. We took dramatic steps to strengthen the mine’s operating systems, including major modifications to the heap leach facility. Then, the government of Tanzania imposed a ban on concentrate exports and later levied a multi-billion-dollar tax claim against Acacia Mining plc, a company operated independently of Barrick, in which we have a 63.9 percent equity stake. Barrick entered into direct discussions with the Government of Tanzania to develop a proposal for a mutually beneficial resolution.

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In the wake of these challenges, our most important priority is achieving and maintaining consistent, reliable execution in order to deliver the full value of our portfolio. We have some of the highest-quality, lowest-cost gold assets in the world. We have sold most of our high-cost, non-core operations, and our portfolio is now focused primarily on high-margin, long-life gold operations and projects clustered throughout the Americas. We have a materially stronger balance sheet. Our overriding objective remains unchanged: growing free cash flow per share over the long-term.

We invite you to review our information circular, in which you can find all the information you will need to inform your vote, as well as the details on how to attend our Annual Meeting, how to vote, and how to contact me, my fellow directors, and the Company.

We are committed to earning the trust that you, our fellow owners, have placed in us. We look forward to your participation in the Annual Meeting on April 24, 2018.

Sincerely,

John L. Thornton

Executive Chairman

Barrick Gold Corporation | 2018 Circular	III

March 16, 2018
Letter from the Lead Director

Dear Fellow Shareholders,

As your Board’s Lead Director, I would like to share with you some of the best-in-class principles and practices that underpin our governance approach, and to review compensation results for 2017.

We work to improve our governance practices on a continuous basis and have done so recently in a number of ways:

•  For the second year in a row, independent directors met with Barrick shareholders representing 19% of the Company’s shares, without management or the Executive Chairman present.

•  We have added an annual Sustainability Day to our ongoing investor engagement activities.

•  We make it possible for you to contact me or our Executive Chairman directly.

•  We signed, and fully support, the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures. We include information regarding our climate strategy in our annual financial filings.

•  We are a member of Canada’s 30% Club and are seeking more diverse candidates for our Board.

•  We are further strengthening the diversity of our Board and its capabilities with the nomination of two new independent directors: Patricia Hatter, an experienced leader in technology and digital transformation, and María Ignacia Benítez, who brings an intimate understanding of the Chilean political, legal, environmental, and regulatory system.

•  Our Risk Committee receives regular updates on all aspects of the Company’s cybersecurity strategy.

Determining executive compensation is one of our most important governance functions. At the heart of our partnership culture is the belief that leaders must be owners. The goal of our compensation system is to drive the highest possible emotional and financial ownership among the Company’s senior executives, now and over the long-term, while linking compensation to the Company’s performance and the experience of our shareholders. A significant portion of our leaders’ compensation is in the form of Barrick shares that cannot be sold until they retire or leave the Company.

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In keeping with our commitment to transparency, we use pre-disclosed targets to assess our leaders’ performance. To determine the 2017 incentive compensation for the Executive Chairman, we applied the Performance and Compensation Framework that we disclosed in our 2017 Circular. We considered the Executive Chairman’s strong leadership and execution against the initiatives that we set out for him at the beginning of the year; a return on capital employed (ROCE) of 9.4%, which is within our long-term range of 7% to 12%; the challenging shareholder experience in 2017 relative to 2016; and the setbacks that Barrick experienced during the year at Acacia Mining plc and the Veladero mine. On the basis of these considerations, the Executive Chairman received total incentive compensation of $4.3 million and total compensation of $7.7 million, representing reductions of 18% and 9.4% from 2016, respectively. The Board once again acknowledges the Executive Chairman’s continued commitment to deep, long-term ownership in the Company. He now holds more than 2.7 million Barrick shares, more than 13 times his base salary.

For 2017, the Compensation Committee gave Barrick’s management leaders a collective grade of 40 out of 100, as measured against our long-term scorecard. Our Named Partners received an average score of 64 out of 100 on their personal scorecards, which are tailored to their individual responsibilities. To better align total compensation with the shareholder experience in 2017, and in recognition of the setbacks that Barrick experienced in 2017, including at Acacia, the President’s total compensation was reduced by 19% compared to 2016.

We also disclose voting results for each of our directors. We hold ourselves to the same standards of responsibility and accountability as our management leaders.

While Barrick has made progress over the past year, we believe in continually setting the bar higher and clearing it. It is incumbent on me and the other members of the Board to ensure that the Company’s leaders do not relent in their pursuit of Barrick’s over-arching objective:
creating sustainable long-term value per share for you, our fellow owners.

Sincerely,

J.B. Harvey

Lead Director and Chair of the Compensation Committee

on behalf of the Barrick Board of Directors

and the Compensation Committee

Barrick Gold Corporation | 2018 Circular	V

Notice of 2018 Annual Meeting

Meeting Information

Date:	April 24, 2018

Time:	10:00 a.m., Toronto time

Location:	Cisco Toronto Innovation Centre, 88 Queens Quay West, 29th Floor, Toronto, Ontario, Canada

Live Webcast:	www.barrick.com/investors/agm

Fellow Shareholders:

You are invited to attend Barrick’s 2018 Annual Meeting of Shareholders (the Meeting) at which you will be asked to vote:

•	To elect 15 director nominees;

•	To appoint PricewaterhouseCoopers LLP as our auditor for 2018; and

•	To approve our non-binding advisory vote on our approach to executive compensation.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

If you plan to attend the Meeting in person, you will need to register with our transfer agent, AST Trust Company (Canada) (AST), at the registration desk to obtain an admission card before entering the Meeting. Please see page 4 for further instructions.

This year, for the first time, Barrick is offering registered shareholders the opportunity to participate in the Meeting by way of a live webcast. This webcast, which is intended to enhance shareholder engagement, will allow registered shareholders to participate, ask questions, and vote “real time” at the Meeting through an online portal. Accordingly, if you are a registered shareholder and are unable to attend the Meeting in person, you may choose to participate via the live webcast of the Meeting through our website at www.barrick.com/investors/agm. Non-registered (or beneficial) shareholders may view a live webcast of the Meeting through our website at www.barrick.com/investors/agm, but will not have the ability to vote virtually or ask questions through the live webcast.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Common Shares). You are eligible to vote your Common Shares if you were a shareholder of record at the close of business on February 23, 2018. You may vote in person or by proxy. Please see page 4 for further instructions on how you can vote.

By Order of the Board of Directors,

Dana W. Stringer

Vice President, Corporate Secretary and Associate General Counsel

March 16, 2018

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the common shareholders of Barrick. “We”, “us”, “our”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 15, 2018, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2017 reported by the Bank of Canada was US $1.00 = Cdn $1.2986.

Barrick Gold Corporation | 2018 Circular	1

Key Terms

After-Tax Shares	Barrick Common Shares that are purchased on the open market with after-tax compensation proceeds
API	Annual Performance Incentive
API Scorecards	Annual Performance Incentive Scorecards
Board of Directors or Board	Board of Directors of Barrick
Change in Control Plan	Partner Change in Control Severance Plan
Circular	2018 Information Circular
Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy
Code	Code of Business Conduct and Ethics
Common Shares	Barrick Common Shares
DSU	Deferred Share Units
Executive Committee	Executives of Barrick other than the Executive Chairman, including the President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Executive Vice President, Talent Management; Executive Vice President, Exploration and Growth; Chief Investment Officer; Chief of Staff; Senior Vice President, Operational and Technical Excellence; and others, as may be appointed from time to time
LTI	Long-Term Incentives
Meeting	2018 Annual Meeting, to be held on April 24, 2018
Named Partners	President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Chief Investment Officer
NYSE	New York Stock Exchange
Partnership Plan	Provides partners (including the Named Partners) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan
PGSU	Performance Granted Share Units
PRSU	Performance Restricted Share Units
ROCE	Return on Capital Employed
ROIC	Return on Invested Capital
RSU	Restricted Share Units
SEC	U.S. Securities and Exchange Commission
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely Adjusted EBIT, Adjusted EBITDA, Adjusted Net Earnings, and Free Cash Flow – are not prescribed by the International Financial Reporting Standards (IFRS). These non-GAAP financial measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “will”, “expects”, “intends”, “plans”, “believes”, or similar expressions, as they relate to the Company. In particular, the Circular contains forward-looking information pertaining to the belief of management that the Company’s substantially upgraded portfolio, Best-in-Class operations, and relentless pursuit of debt reduction will ensure that we have a robust balance sheet that can withstand gold price volatility (see “2017 Compensation of Named Executive Officers – Shareholder Return Performance Graphs” on page 70) and the expectation that over time Barrick will have a higher return on invested capital (see “2017 Compensation of Named Executive Officers – 2017 Performance Considerations for Named Partners – 2017 Long-Term Company Scorecard (for 2017 PGSU Awards)” on page 57). These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

2	Barrick Gold Corporation | 2018 Circular

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the meeting to be held on April 24, 2018 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Kingsdale Advisors (Kingsdale) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $96,500, plus distribution costs and other expenses. Our contractual arrangements with Kingsdale provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How we use Notice and Access

Since 2013, we have distributed our information circular for our annual meeting and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2018 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

•	How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

•	How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/astca/abx or by calling AST Trust Company (Canada) (AST) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3801 from other locations. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your broker.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, AST. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Meeting Procedures

Attending the Meeting

Date:	April 24, 2018
Time:	10:00 a.m. (Toronto time)
Location:	Cisco Toronto Innovation Centre, 88 Queens Quay West, 29th Floor, Toronto, Ontario, Canada
Registration:	You or your proxyholder must see a representative of AST before entering the Meeting to register your attendance

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick common shares (Common Shares) entitled to be voted at the Meeting. On March 15, 2018, the Company had 1,166,892,835 Common Shares outstanding. Each Common Share is entitled to one vote.

Does any shareholder beneficially own 10% or more of Barrick’s Common Shares?

To the knowledge of the directors and senior officers of the Company, as of March 15, 2018, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to our outstanding Common Shares.

Will Company employees vote their Common Shares at the Meeting?

Employees of Barrick are entitled to vote Common Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 15, 2018, less than 1% of Barrick’s Common Shares were beneficially owned by employees through our equity compensation plans.

Barrick Gold Corporation | 2018 Circular	3

Voting Procedures

How do I vote my Common Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•   You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to AST’s website at www.astvotemyproxy.com and follow the instructions on screen. You will need your 13-digit control number, which can be found on your proxy form.

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-7352 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

Appointing another person to attend the Meeting and vote your Common Shares for you:

You may appoint a person or company other than the directors and officers designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting. This person or company does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person or company you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to AST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, your appointee should see an AST representative at the registration desk. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

Option 2 – In person at the Meeting

You do not need to complete or return your proxy form if you intend to vote in person at the Meeting.

4	Barrick Gold Corporation | 2018 Circular

Option 3 – In person via Internet Webcast

This year, registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/150075079, click on “I have a Control Number”, enter the 13-digit control number found on the proxy accompanying the Circular, and the password Barrick2018 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. Non-registered shareholders will not have the ability to vote or ask questions through the LUMI platform. However, non-registered shareholders unable to attend the Meeting in person may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Common Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Option 2 – In Person at the Meeting

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.

You may also appoint someone else as the proxyholder for your Common Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. You or your proxyholder must see a representative of AST before entering the Meeting to register your attendance.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to AST before 5:00 p.m. (Toronto time) on April 20, 2018.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their shares. Please see “How we will solicit proxies” on page 3 for more information.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, April 20, 2018. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to AST. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

How will my Common Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Common Shares as follows:

•	FOR the election of the nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution approving the Company’s approach to executive compensation.

Barrick Gold Corporation | 2018 Circular	5

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 15, 2018, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on April 20, 2018;

•	Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on April 20, 2018; or

•	Any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on April 20, 2018, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by AST, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale at:

Kingsdale

Toll-Free within Canada and the United States:
1-866-851-2571

Call collect: 416-867-2272
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-0727
Email: investor@barrick.com

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Other Important Information

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual shareholders’ meeting is February 23, 2019.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s By-law No. 2 (the Advance Notice By-Law), which sets out advance notice requirements for director nominations, was confirmed by shareholders at the 2014 Annual and Special Meeting of Shareholders. The Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the OBCA), or (b) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must notify the Company of their intention to nominate directors and sets out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Advance Notice By-Law is available on our website at www.barrick.com, SEDAR at www.sedar.com, and EDGAR at www.sec.gov. As of March 15, 2018, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the Advance Notice By-Law.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2017, and related Management Discussion & Analysis, both of which can be found in our 2017 Annual Report on SEDAR at www.sedar.com or at www.barrick.com/investors/agm.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our 2018 Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2017 Annual Report by mail and would like to receive a copy, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2017 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Barrick Gold Corporation | 2018 Circular	7

Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2017. Our financial statements are included in our 2017 Annual Report. The 2017 Annual Report will be mailed to shareholders who requested a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of 15 members. Please refer to the section entitled “Directors” on page 23 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all 15 director nominees.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the election of the 15 nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the resignation offer.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

PricewaterhouseCoopers LLP (PwC) has been our external auditor since 1983. The Board, on the recommendation of the Audit Committee, recommends that PwC be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

What were PwC’s fees for 2017 and 2016? (1)

In millions of dollars	2017	2016
Audit fees (2)	$9.5	$9.5
Audit-related fees (3)	$0.4	$0.5
Tax compliance and advisory fees (4)	$0.7	$0.8
All other fees	Nil	Nil
Total	$10.6	$10.8

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission (SEC) definitions.

(2)	Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings, including out-of-pocket expenses of $0.6 million. Audit fees for 2016 have been adjusted to include out-of-pocket expenses of $0.6 million.

(3)	In 2017, audit-related fees primarily related to a number of projects including services related to the Company’s 2016 Extractive Sector Transparency Measures Act Report and translation services.

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

8	Barrick Gold Corporation | 2018 Circular

The Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services for the pre-approval of services performed by Barrick’s auditor. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The previous say on pay advisory vote held in 2017 was supported with the approval of 91.2% of those shareholders present at our 2017 annual meeting and voting in person or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2018 annual meeting of shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders attending in person or registered shareholders participating through the LUMI meeting platform.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

Barrick Gold Corporation | 2018 Circular	9

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

For the purposes of this Circular, we refer to our “Named Executive Officers” (NEOs), other than our Executive Chairman, (i.e., our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; and Chief Investment Officer), as Named Partners. Our Named Partners (together with all other partners) participate in Barrick’s Partnership Plan, which includes eligibility for the Annual Performance Incentive (API) Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). The Executive Chairman is an NEO, but not a partner, and is not eligible to participate in the Partnership Plan.

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect 15 director nominees
•	Appoint PwC as our auditor for 2018
•	Approve our non-binding advisory vote on our approach to executive compensation

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on February 23, 2018. To make sure your shares are represented at the Meeting, you may cast your vote in person or by submitting your proxy or voting instruction form. Please see page 4 for more details on how you can vote.

Board and Corporate Governance Highlights

The Board recommends a vote FOR all of our director nominees.

Just as we focus on continually improving the quality of our mining operations, we continue to strengthen our corporate governance practices. Below is a summary of our corporate governance highlights. Please see page 19 and Schedule A of this Circular for more details on our corporate governance practices.

Continued Focus on Corporate Governance.

At a glance

Independent Lead Director	✓
Fully Independent Committees	✓
Majority Voting Policy	✓
Annual Board Evaluation Process	✓
Board Orientation Program	✓
Diversity Policy	✓
Shareholder Engagement Policy	✓
Board Interlocks Guidelines	✓
Share Ownership Policy (directors, officers, partners)	✓
Clawback Policy	✓
Annual Advisory Vote on Executive Compensation	✓
Updated Code of Business Conduct and Ethics	✓

Key highlights Ongoing Board Refreshment and Management Succession Planning

•  Ten new directors (assuming all nominees are elected) with diverse and strategically relevant backgrounds have been appointed to the Board in the last five years. These individuals offer a range of fresh perspectives that address the opportunities, challenges, and risks of our business

•  In 2017, the full Board participated in an in-depth succession planning session covering key roles from Barrick’s mine sites to the Executive Committee

Highly Engaged Board

•  Our Board is actively involved in Barrick’s strategy and regularly participates in educational sessions to stay informed about our business and initiatives, including sessions on Barrick’s digital transformation, approach to cybersecurity, and climate strategy

•  In 2017, independent directors of the Board visited our Cortez, Jabal Sayid, Lagunas Norte, Lumwana, Turquoise Ridge, and Veladero sites to monitor operational progress and risks. Barrick’s Executive Chairman, together with Brian L. Greenspun, our independent director from Nevada, also visited the Company’s CodeMine facility in Nevada to assess progress on Barrick’s digital transformation

•  We engage actively with shareholders throughout the year

•  95% overall attendance rate at Board and committee meetings

Continued Emphasis and Rigor Around Risk Oversight

•  The Board works with management to assess and mitigate risks across the organization. Our Board and Risk Committee are provided with updates on financial, regulatory, strategic, and operational risks identified by management through weekly Business Plan Review (BPR) meetings which are facilitated on a rotational basis by a member of the Executive Committee, and attended by our mine managers, executive directors, and senior officers from around the world

10	Barrick Gold Corporation | 2018 Circular

Continued Emphasis on Shareholder Engagement, Communication, and Transparency.

Below are some of the initiatives we implemented to promote transparency and strengthen ongoing engagement with our shareholders.

Shareholder Engagement Policy

In 2016, we adopted our Shareholder Engagement Policy to ensure better communication and to provide improved access to our independent directors. A copy of the Shareholder Engagement Policy is available on our website at www.barrick.com/company/governance.

2017 Investor Luncheon Hosted by Independent Directors

On November 17, 2017, J. Brett Harvey (Barrick’s Lead Director and Chair of the Compensation Committee), Graham G. Clow (member of the Risk Committee), Dambisa F. Moyo (member of the Audit Committee, Corporate Governance & Nominating Committee, and Risk Committee), and J. Robert S. Prichard (member of the Compensation Committee and Risk Committee) hosted Barrick’s second annual investor luncheon in New York City without management present, which was attended by shareholders representing approximately 19% of Barrick’s outstanding Common Shares. The purpose of the luncheon was to engage with investors and directly solicit their views on Barrick’s strategy, performance, governance initiatives, and approach to executive compensation.

2017 Operations and Technical Update

On February 22, 2017, Barrick hosted its first Operations and Technical Update, which was attended by a group of 544 significant shareholders and key analysts, and was broadcast via live video webcast for those unable to attend in person. Our Chief Innovation Officer and other senior executives and general managers of our core mines provided updates on Barrick’s growth opportunities at our operations and projects, and on our progress on digital transformation, innovation, and sustainability.

2017 Sustainability Briefing

On May 9, 2017, Barrick hosted its first Sustainability Briefing for investors, which was attended by over 100 participants and was broadcast via live video webcast for those unable to attend in person. Online attendees also had the ability to submit questions electronically. Speakers included Nancy H.O. Lockhart, Chair of the Corporate Responsibility Committee, along with our Chief Sustainability Officer and other leaders from across the organization. The session focused on Barrick’s commitment to environmentally and socially responsible mining in partnership with host governments and communities.

Engagement with Governance Leaders

Members of our Board interact with leading governance institutions in Canada and the United States throughout the year. In June 2017, our Executive Chairman delivered a keynote address on Barrick’s partnership culture at the National Conference of the Society for Corporate Governance in San Francisco attended by global leaders in corporate governance.

Appointment of Chief Digital Officer

In August 2017, Barrick named Sham Chotai as its first-ever Chief Digital Officer, who has brought together the Company’s Information Management and Technology function and the Digital Transformation team, ensuring an integrated approach to the development and implementation of digital systems and technologies across the Company.

Hybrid (Virtual/Physical) Annual Meeting

Barrick is holding a hybrid annual meeting which can be attended in person or, in the case of registered shareholders, through an online video portal which allows registered shareholders to ask questions of the Board and management and vote their Common Shares.

2018 Digital Circular

Barrick is launching an online digital information circular (Digital Circular) to modernize the way that proxy materials are presented to shareholders and make the information more accessible. The Digital Circular will be available on our website at www.barrick.com/investors/agm.

Barrick Gold Corporation | 2018 Circular	11

Continued Evolution of Our Approach to Corporate Governance and Executive Compensation.

Our Board of Directors carefully considers the wide range of views and feedback exchanged during shareholder engagement meetings. The table below summarizes the changes we have made to our corporate governance practices and our approach to executive compensation based on the feedback received. We will continue to consider the feedback that we receive from our shareholders and the outcome of our future say on pay advisory votes when evaluating our approach to corporate governance and making compensation decisions for our Executive Chairman and Named Partners. The shareholder engagement activities of our Board complement management’s regular shareholder outreach program.

Key Feedback Themes From Our Shareholders		Our Response
2015	• More transparency and disclosure on pay practices • Stronger relationship between pay and performance • Pay aligned to longer-term performance	✓ Revamped 2016 Circular to be more user-friendly ✓ Reduced executive compensation to ensure the executive pay experience reflects the shareholder experience
2016	• Directors with more operational mining expertise • A formal compensation plan for the Executive Chairman that is linked to long-term business and share-price performance

✓     Mr. Graham Clow, a seasoned mine builder and operator with more than 40 years of experience across all technical aspects for the business, from exploration to mine closure, joined the Board in April 2016

✓     Mr. Pablo Marcet, a senior mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and East Africa, joined the Board in December 2016

✓     Developed a performance and compensation framework for the Executive Chairman, with performance tied to his annual initiatives, Return on Capital Employed (ROCE), and long-term shareholder experience

2017

•    Active, year-round shareholder engagement, with a particular focus on sustainability and governance issues

•    Clarify the purpose and the goal setting process for the Annual Performance Incentive and Long-Term Incentive plans

•    Additional disclosure on the difference between the returns-based measures used to assess the performance of the Executive Chairman and the Named Partners

✓     Continued to deepen the Company’s shareholder engagement efforts –a total of 485 shareholder engagement meetings were held in 2017, the majority of which occurred during off-proxy season

✓     In May 2017, Barrick hosted its first Sustainability Briefing for investors, which was attended by over 100 participants and was broadcast via live video webcast for those unable to attend in person

✓     Reviewed the Company’s shareholder engagement strategy on sustainability and governance issues. In 2017, approximately 106 shareholder engagement meetings (22%) were related to sustainability and governance issues

✓     Included additional disclosure on the goals of our incentive plans, our goal setting process, and the rationale for each measure selected in this Circular

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Executive Chairman

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our investor relations team to communicate with management any time

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/company/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

12	Barrick Gold Corporation | 2018 Circular

We have a vital balance of experience and expertise among our director nominees.

We aim to be the leading mining company focused on gold, growing our free cash flow per share by developing and operating high quality assets through disciplined allocation of human and financial capital and operational excellence. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating taxation and other benefit sharing arrangements, obtaining necessary permits, and protecting communities and the environment are all critical to the success of our business. This requires continuous engagement with a diverse group of stakeholders at the local, national, and international levels. We therefore believe our Board nominees must strike the right balance between those who have expertise in mining operations and strong financial acumen, with the skills and experience necessary to ensure our business can secure and maintain our license to operate and to advance Barrick’s digital initiatives.

Our Corporate Governance & Nominating Committee has identified the experience and expertise that are imperative to the success of our Company. The Committee retained an independent advisor to identify additional director candidates for our Board and gave the advisor a specific mandate to propose diverse candidates, particularly women. This process, which is ongoing, resulted in the nomination of Patricia A. Hatter, a seasoned technology industry executive with broad experience in the implementation of digital transformation strategies, and María Ignacia Benítez, a former Chilean Minister of the Environment, for election to the Board of the Company at the upcoming Meeting. For more details on our director nominees, see “Director Nominees” on the next page or “Directors” on page 23.

Barrick Gold Corporation | 2018 Circular	13

Director Nominees

Our director nominees are diverse, experienced, and accomplished. The following table reflects the skills and strengths we believe are required to be a leading twenty-first century company operating in the mining industry, and the experience and expertise brought by each of our director nominees. For more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Overview of our Board’s Profile																	TOTAL (of 15)
	Mining Operations			✓	✓			✓			✓			✓		✓	6
	Health, Safety & Environmental	✓		✓	✓			✓		✓	✓					✓	7
	Capital Allocation & Financial Acumen		✓	✓	✓	✓	✓	✓				✓	✓	✓	✓	✓	11
	Talent Development and Allocation & Partnership Culture	✓	✓			✓	✓	✓	✓	✓		✓	✓		✓		10
	M&A Execution					✓	✓		✓			✓		✓	✓		6
	International Business Experience and Global Partnerships	✓	✓	✓	✓	✓			✓		✓	✓		✓	✓	✓	11
	Government and Regulatory Affairs & Community Relations	✓	✓		✓		✓			✓	✓		✓		✓	✓	9
	Risk Management	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓		12
	Digital Technology and Innovation					✓			✓				✓				3
Age		59	72	67	54	60	71	67	55	63	54	57	69	66	64	62	Average 63 years
Board Tenure		New	15	2	2	4	4	12	New	4	1	21	2	14	6	4	Average 6 years
Gender	Male		✓	✓	✓	✓	✓	✓			✓	✓	✓	✓	✓	✓	12 (80%)
	Female	✓							✓	✓							3 (20%)
Independence*		✓	✓	✓	P	✓	✓	LD✓	✓	✓	✓	✓	✓	✓	EC	✓	13 (87%)

            * P = President; LD = Lead Director; EC = Executive Chairman

Legend:

Mining Operations: Experience at a senior level with mining operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.
Digital Technology and Innovation: Expertise in digital technology and innovation, including experience with leveraging digital technology to drive operational excellence, commercial innovation, and business transformation. Familiarity with technology-driven issues such as cybersecurity, data analytics and integration, cloud computing, autonomous technology, and wireless solutions.

14	Barrick Gold Corporation | 2018 Circular

Compensation Discussion & Analysis Highlights

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

Why should shareholders approve our Say on Pay?

✓	Our compensation programs ensure that our executives are personally and deeply invested in Barrick’s success – they are significant owners and are discouraged from taking excessive risks
✓	Our incentive compensation programs are aligned with our business strategy, designed to reward a consistent track record of execution and exceptional individual performance
✓

Our Executive Chairman was rewarded for his contributions to Barrick’s 2017 strategic priorities based on the initiatives we set out for him in our 2017 information circular, strong ROCE performance of 9.4%, and consideration of Barrick’s TSR performance over the past one and three years

✓	Our Named Partners were rewarded through API for their execution of our 2017 objectives and through LTI for their consistent track record of delivery and strategy execution
✓	Our compensation and governance practices were developed in consultation with our fellow owners and reflect several years of progressive and shareholder-friendly changes

We are a Company of Owners and we are invested in the success of the Company, now and over the long-term.

Over the past three years, we implemented a number of changes to our compensation programs to underscore our commitment to partnership, and the belief that every single employee should be personally invested in the long-term success of Barrick. A significant portion of the compensation for our Executive Chairman and Named Partners is delivered in share-based, long-term incentives (LTI), with holding requirements that far exceed those of our peers and the broader market. Our Executive Chairman and Named Partners are deeply invested in Barrick’s performance and success, with collective ownership of over 2.9 million Barrick Common Shares worth more than $36 million as at March 15, 2018. We are not merely aligned with owners – we are a Company of Owners, and we are financially and emotionally invested in transforming Barrick into a leading twenty-first century company.

Long-Term Ownership Across the Organization	Commitment to Pay for Performance

Executive Chairman

A significant majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase Common Shares on the open market that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Executive Chairman retires or leaves the Company.

100% of LTI is awarded based on the Performance and Compensation Framework that we introduced for our Executive Chairman last year. See the next page and page 47 for more information on why this performance framework is important to our current and future success.

Named Partners

100% of LTI for our Named Partners is delivered in the form of Performance Granted Share Units (PGSUs). Upon vesting, the after-tax proceeds are used to purchase Common Shares on the open market (Restricted Shares) that cannot be sold until the Named Partner retires or leaves the Company (up to two years longer if they leave to join, or provide services to, a defined competitor).

100% of LTI is performance granted to drive progress towards our long-term goals. See page 55 for more information on why we believe these long-term metrics are important to us.

Other Employees

Our ownership culture is only becoming stronger and deeper across the organization:

•   We do not award deferred cash incentives to our Partners.

•   We launched Barrick’s Global Employee Share Plan in 2016 to make all of our employees owners of Common Shares, which they are required to hold for as long as they work for the Company. Barrick employees now own more than 1.5 million shares of the Company as a result of the Global Employee Share Plan, fostering a culture of ownership across the organization.

•   Our Restricted Share Unit (RSU) Plan for officers who do not participate in the Partnership Plan has been amended to allow for settlement in After-Tax Shares to encourage share ownership upon vesting. Beginning in 2018 and subject to regulatory approval where required, all officer LTI awards granted as RSUs will be settled in After-Tax Shares upon vesting.

Barrick Gold Corporation | 2018 Circular	15

Our incentive compensation programs motivate our Executive Chairman and Named Partners to think in decades, plan in years, and act with urgency to transform Barrick into a leading twenty-first century company.

To drive excellence in all that we do, we hold our Executive Chairman and our Named Partners to the highest standards of individual and collective performance. Our incentive programs are entirely performance-based and designed to reward consistent high-level execution, Best-in-Class operations, disciplined capital allocation, continual self-improvement, and building and maintaining partnerships of real depth and trust with all of our stakeholders. We prospectively disclose our short-term and long-term performance measures each year to hold our Executive Chairman and Named Partners accountable for results.

At the heart of our pay-for-performance system is our goal setting process. We review our business plan at the beginning of each year to define the key areas of focus and priority actions for each role. We also review the Long-Term Company Scorecard against our strategic plan to ensure the performance measures remain relevant. Long-term performance ranges are reviewed and set based on challenging levels of performance that reflect Barrick’s Life of Mine Plans, analyst and shareholder expectations, the competitive environment, and Barrick’s long-term vision.

Eligibility	Incentive Program	Performance Basis		Year-End Assessment
Executive Chairman	Executive Chairman LTI	Performance framework: The strategic and financial goals in the framework are aligned with the priorities we have identified as critical to the continued transformation of our business.		Based on individual contributions that meaningfully advance Barrick’s transformation into a leading twenty-first century company, assessed in the context of total returns generated for our fellow owners
		Strategic Goals	50%
		ROCE	50%
		Absolute and Relative TSR Modifier

Named Partners	Annual Performance Incentive (API)	Individual API Scorecards: Annual initiatives that are specifically defined for each role effectively reinforce individual accountability for strategy execution.		Based on individual contributions that meaningfully advance Barrick’s strategic progress and transformation into a leading twenty-first century company
		Annual Initiatives (varies by role)	100%
		Includes financial and non-financial objectives

	PGSU Plan	2017 Long-Term Company Scorecard: These long-term measures are important indicators of the health and success of our business at all points in time.		Based on Company performance against the long-term targets that are set and disclosed prospectively at the beginning of each year
		Financial Measures:
		Return on Invested Capital (ROIC)(1)	15%
		Growth in Free Cash Flow per Share(2)	15%
		Robust Dividend per Share	10%
		Strong Capital Structure	10%
		Capital Project Execution	10%
		Non-Financial Measures:
		Strategic Execution	15%
		Reputation and License to Operate	15%
		People Development	10%

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, plant and equipment of the financial statements in our 2017 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

16	Barrick Gold Corporation | 2018 Circular

Our 2017 compensation decisions reflect solid execution and delivery against our 2017 priorities, while recognizing distinct challenges that arose last year.

2017 Strategic Priorities (as disclosed)	2017 Results

Maximize Free Cash Flow(1)	Operating Cash Flow and Free Cash Flow(1) ($B)	• Generated operating cash flow of $2.07B and Free Cash Flow(1) of $669M
Generate free cash flow(1) at a gold price of $1,000/oz

Balance Sheet	Total Debt ($B)

•    Reduced total debt by $1.51B, exceeding 2017 target

•    Improved liquidity with less than $100M of debt due before 2020

•    Returned more capital to shareholders, with a 50 percent increase in our quarterly dividend, to $0.03 per share

Reduce total debt to $5 billion by end of 2018, targeting $1.45 billion in 2017

Disciplined Investment

•    Focused portfolio on primarily high-margin, long-life gold operations and projects clustered in core districts throughout the Americas, with a materially stronger balance sheet

•    Advanced four organic, low risk brownfield projects at our nearby existing operations in Nevada and Peru

•    Formed strategic joint venture agreement with Shandong Gold at Veladero

•    Added eight million ounces of proven and probable gold reserves through successful exploration

Optimize portfolio, progress Frontera district, advance projects and exploration

Operational Excellence

•    Achieved revised full-year gold production and cost guidance (reflecting sale of 50% of Veladero)

•    Unified our Cortez and Goldstrike operations to drive operating efficiencies and maximize long-term value creation

•    Established the foundation for our digital transformation through a series of pilot projects at our Cortez mine in Nevada, which allowed us to validate the viability of our digital solutions and their potential economic returns in a controlled environment with rigorous oversight

Unify Nevada, embed and accelerate digital transformation and innovation

Talent Development

•    Initiated Barrick Leadership Academy development program

•    Held five global hackathons to seek out fresh ideas and perspectives and attract new talent

•    Launched Cisco Networking Academy digital training programs in Nevada and Argentina

•    Upgraded talent and focused on developing the next generation of industry leaders

Upgrade talent and develop next generation of industry leaders

(1)	Free cash flow is a non-GAAP financial measure that does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance prescribed by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Barrick Gold Corporation | 2018 Circular	17

Our 2018 Strategic Priorities.

(1)	Free cash flow is a non-GAAP financial measure that does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance prescribed by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

We have a shareholder-friendly compensation system that does not encourage unnecessary and excessive risk-taking.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy
✓	We ensure that the long-term interests of our Executive Chairman, Named Partners, and our fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking
✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards
✓	We cap incentive plan payouts for our Named Partners	✓	We regularly review compensation
✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation
✓	We maintain industry-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices
What we do not do
✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership
✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives to our Partners
✗	We do not provide tax gross ups in connection with Change in Control severance payments

18	Barrick Gold Corporation | 2018 Circular

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

The following sections provide an overview of our leading corporate governance initiatives, enhanced shareholder engagement efforts, how our Board oversees enterprise-wide risks, and how we have continued to build the right Board with experience and expertise that complements our strategy.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

Our Corporate Governance Initiatives

✓	Our Board is independent.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

•	Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•	Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two, and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A Board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company.

✓	Our Board is effective.

•	Board Assessment: The Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chairman of the Corporate Governance & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•	Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into all regularly scheduled Board meetings. For further details on the education program for 2017, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

✓	Our Board is responsive.

•	Shareholder Engagement Policy: In March 2016, the Board adopted a formal Shareholder Engagement Policy. The Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Policy is available on our website at www.barrick.com/company/governance.

•	Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•	Enhanced Clawback Policy: Incentive compensation paid or granted to the Executive Chairman, Named Partners, and select senior employees is subject to clawback in cases of a material financial misstatement, or determination by the Board that wrongful conduct has occurred, which resulted in a plan participant receiving or realizing a higher amount of incentive compensation than would have been received or realized absent the wrongful conduct.

Barrick Gold Corporation | 2018 Circular	19

•	Share Ownership Policies for Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Directors are required to hold at least three times the value of their annual Board retainer in Common Shares and/or Deferred Share Units (DSU). See “Report on Director Compensation and Equity Ownership –Director Share Ownership Requirements” on page 41 of this Circular. Our NEOs are required to hold between four and ten times their salary in Common Shares, RSUs, and PGSUs. See “2017 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” beginning on page 68.

•	Anti-hedging Policy: Barrick has adopted a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based LTI compensation.

Leading Corporate Governance Initiatives

We continuously assess and enhance our governance practices every year.

Dedicated Focus on Corporate Governance

To allow us to put equal focus on enhancing our shareholder engagement, as well as ensuring we are adopting leading governance practices through building enduring partnerships with new and existing shareholders, we established the role of Senior Vice President, Governance. Among other things, the Senior Vice President, Governance is responsible for fostering greater transparency and communication with shareholders and improving our communication on all corporate governance matters.

Enhanced Shareholder Engagement

Consistent with our commitment to enhanced shareholder engagement, Barrick undertook a number of initiatives in 2017 to meet with, and facilitate feedback from, its shareholders. Highlights include the following:

•	2017 Operations and Technical Update: On February 22, 2017, Barrick hosted its first Operations and Technical Update, which was attended by a group of 544 significant shareholders and key analysts, and was broadcast via live video webcast for those unable to attend in person. Our Chief Innovation Officer and other senior executives and general managers of our core mines provided updates on Barrick’s key growth opportunities at our operations and projects, as well as our progress on digital transformation, innovation, and sustainability initiatives.

•	Investor luncheon with independent directors: On November 17, 2017, J. Brett Harvey (Barrick’s Lead Director and Chair of the Compensation Committee), along with Graham G. Clow (member of the Risk Committee), Dambisa F. Moyo (member of the Audit Committee, Corporate Governance & Nominating Committee, and Risk Committee), and J. Robert S. Prichard (member of the Compensation Committee and Risk Committee) hosted Barrick’s second annual investor luncheon in New York City without management present, which was attended by shareholders representing approximately 19% of Barrick’s outstanding Common Shares. The purpose of the luncheon was to engage with investors and directly solicit their views on Barrick’s strategy, performance, governance initiatives, and approach to executive compensation.

•	2017 Sustainability Briefing and sustainability engagement: On May 9, 2017, Barrick hosted its first Sustainability Briefing for investors, which was broadcast via live video webcast for those unable to attend in person. Online attendees also had the ability to submit questions electronically. Speakers included Nancy H.O. Lockhart, Chair of the Corporate Responsibility Committee, along with our Chief Sustainability Officer and other leaders from across the organization. This session focused on Barrick’s commitment to responsible mining in partnership with host governments and communities in which we operate. During the fall of 2017, Barrick’s Chief Sustainability Officer conducted a series of engagements which included meetings with a number of key shareholders in Europe regarding environmental and social matters. Enhanced investor engagement on sustainability issues will continue in 2018 in other regions, including North America.

•	Enhanced shareholder communication: Barrick established a designated Investor Relations hotline to supplement the existing email address. The hotline provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

20	Barrick Gold Corporation | 2018 Circular

In December 2017, Barrick was awarded the top prize at the 2017 Awards of Excellence in Corporate Reporting, given by the Chartered Professional Accountants of Canada. Barrick was the recipient of a Platinum Award, which is given to companies that demonstrate exemplary quality across all four judging categories, namely: financial reporting, corporate governance disclosure, electronic disclosure, and sustainability reporting.

Ongoing Board Renewal

The Board should represent a mosaic of skills and experience that are relevant to our business. We seek individuals who will serve as a voice for owners, by crafting policies to create long-term value per share and ensuring that the partnership successfully carries out those policies.

We have undertaken significant Board renewal over the past five years, which has increased the independence of the Board from just over 50% in 2013 to 87% today (assuming all nominees are elected). It has also strengthened the diversity of the experience and skills represented on the Board. Ten of our 15 nominated directors are new to the Board since April 2014. In all cases, our recent nominees bring with them specific and relevant experience to our business.

In furtherance of our commitment to ongoing Board renewal, our Corporate Governance & Nominating Committee has retained an independent advisor who has been tasked with identifying additional director nominees with a specific mandate to propose diverse candidates, particularly women.

This year, Patricia A. Hatter and María Ignacia Benítez have been nominated for election at the Meeting. Ms. Hatter and Ms. Benítez were identified after a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee, which retained an independent search firm to identify diverse candidates for our Board, with particular expertise in digital technology and innovation and government affairs and environmental matters.

Ms. Hatter is a seasoned executive, with 22 years of leadership experience at Fortune 500 companies in the technology industry, as well as other sectors. She was most recently Senior Vice President and General Manager of Services for Intel/McAfee, where she was responsible for scaling the business to tackle complex cybersecurity challenges facing McAfee’s enterprise customers. Prior to that, Ms. Hatter served as the General Manager of Security and Software IT and Chief Information Officer at Intel Security Group and as Senior Vice President of Operations and Chief Information Officer at McAfee, Inc. Ms. Hatter is an award-winning technology leader, sought-after speaker, and member of the US Department of Commerce’s Information Security and Privacy Advisory Board. As a director of Barrick, Ms. Hatter will apply her skills and expertise to help guide the Company’s digital transformation, and the implementation of new technologies.

Ms. Benítez is a chemical engineer. She has extensive public and private sector experience, including as Minister of the Environment of Chile between 2010 and 2014. Ms. Benítez has developed a deep understanding of the environmental issues that arise in the mining industry and, through her governmental experience, she brings with her an intimate understanding of the Chilean political, legal, and regulatory system. Ms. Benítez will be the Company’s first director with primary expertise in environmental management, and will provide invaluable knowledge from a region where Barrick has significant long-term interests, including the Pascua-Lama and Alturas projects, as well as the Norte Abierto joint venture. Her election will complement the 2017 appointment of our first director from Argentina, further enhancing the Company’s oversight and risk management capabilities in the region.

Since 2014, the Board has enhanced its technical and operating expertise by adding four directors with deep mining experience. Most recently, Pablo Marcet joined the Board in December 2016. Mr. Marcet is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. During his extensive career, Mr. Marcet has held senior management positions in geology, mining operations, and business development, including 15 years at BHP. Three of our other recent nominees also have deep mining experience. Graham G. Clow, a seasoned mine builder and operator with more than 40 years of experience across all technical aspects of the business, from exploration to mine closure, joined the Board in 2016. Mr. Clow’s experience is complemented by Ernie L. Thrasher, who joined the Board in 2014, and whose career in mining spans five decades. Mr. Thrasher began as a heavy equipment operator at a family-owned mining company in 1971 and went on to become the founder and CEO of a leading coal products supplier. Kelvin P.M. Dushnisky, President of Barrick, who joined the Board in 2016, has 30 years of international mining industry experience. Taken together, these four director nominees have nearly 150 years of experience in the mining industry.

Rounding out the skill set of our recent nominees, Nancy H.O. Lockhart brings strong leadership and expertise on environmental and social governance, Brian L. Greenspun is our first ever director from Nevada, a state that accounted for more than 45% of our gold production in 2017 and which will be critical to our future success, J. Michael Evans is among the world’s foremost experts on risk management, equity capital markets, and international finance, and J. Robert S. Prichard recently received the Fellowship Award from Canada’s Institute of Corporate Directors, one of the country’s highest honors for directors, recognizing excellence and leadership in the boardroom.

Director Search Process

We identify director candidates through a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee and carried out in accordance with Barrick’s Diversity Policy. As required, Barrick retains an external search firm to identify potential candidates.

Barrick Gold Corporation | 2018 Circular	21

In 2017, the Corporate Governance & Nominating Committee retained an independent advisor to identify additional director candidates for our Board and gave the advisor a specific mandate to propose diverse candidates, particularly women. This process, which is ongoing, resulted in the nomination of Patricia A. Hatter and María Ignacia Benítez for election to the Board at the upcoming Meeting. See “Our Commitment to Corporate Governance – Leading Corporate Governance Initiatives – Ongoing Board Renewal” on page 21.

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

By simplifying our head office and eliminating management layers between it and the mines, we have accelerated the pace at which information flows between them. This nimble structure enhances our risk management processes by promoting faster information sharing and greater transparency. Risks facing the operations and organization more broadly are reviewed during the weekly Business Plan Review (BPR) meetings. The Investment Committee, as well as the Value Assurance Review (VAR) process which supports it, ensures that a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward. The VAR process is a comprehensive technical peer review through which all projects are assessed prior to evaluation by the Investment Committee. During the VAR, in addition to review of all technical aspects of a project, options, risks, and opportunities are analyzed.

The Board and its Committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities, and the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The Risk Committee assists the Board, among other things, in overseeing the Company’s management of enterprise risk as well as the implementation of policies and standards for monitoring and mitigating such risks. During 2017, we continued to improve the quality of risk information provided to the Risk Committee to ensure the Committee is provided with concise and relevant risk information that facilitates meaningful discussions about key risks facing the organization and how they are being managed. In-depth briefings are provided on specific topics to provide a more detailed understanding of risks, and management’s risk mitigation strategies, where appropriate. During 2017, in-depth briefings were provided to the Risk Committee on a range of topics, including geopolitical risk, cybersecurity, tailings storage facility stewardship, and Barrick’s anti-corruption program. The Company’s risk management framework was also further enhanced through the implementation of a structured Critical Controls Management approach for material risks, which will continue in 2018.

With respect to climate matters, the Board’s Corporate Responsibility Committee meets at least quarterly and is responsible for overseeing Barrick’s policies, programs, and performance relating to climate change. Climate change is a risk that is assessed during the formal risk management process, the outputs of which are reviewed by the Risk Committee on a regular basis. The Audit Committee reviews the Company’s approach to climate change in the context of our disclosures.

At the management level, our Climate Change Committee is chaired by our Chief Sustainability Officer and is comprised of senior members of our management team including our Chief Innovation Officer; Chief Investment Officer; Executive Vice President and Chief Financial Officer; and Senior Vice President, Operational and Technical Excellence. Our Climate Change Committee provides strategic oversight and governance over key decisions related to Barrick’s climate change strategy, such as overseeing climate change risk and opportunities assessment, monitoring progress against greenhouse gas emissions targets, and providing guidance on external disclosures. In 2017, under the direction of the Climate Change Committee, we performed a climate change risk assessment to identify and assess risks and opportunities across potential regulatory, reputational, and physical risks related to climate change, considering both existing and emerging regulatory requirements (e.g., carbon tax, cap-and-trade) to limit greenhouse gas emissions. The Company has set a goal to keep its current greenhouse gas (GHG) emissions flat in the short-term and is targeting a 30 percent reduction in GHG emissions by 2030 from a 2016 baseline. Also in 2017, we affirmed our commitment to support the voluntary recommendations of the industry-led Financial Stability Board Task Force on Climate-related Financial Disclosures (TCFD) and will seek to implement the full recommendations of the TCFD over the next two years. For a more detailed description of our risk oversight processes, please see “Risk Oversight” in Schedule A.

22	Barrick Gold Corporation | 2018 Circular

Directors

The Board recommends a vote FOR all nominees listed below.

We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director for Board consideration. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company. Dr. Dambisa F. Moyo and Mr. Gary A. Doer, who were first elected to the Board in April 2011 and April 2016, respectively, will retire at the Meeting due to conflicting meeting and other commitments in 2018 including, in the case of Dr. Moyo, preparations for the launch of a forthcoming book.

All other director information can be found in “Report on Director Compensation and Equity Ownership” on page 40, “Committees of the Board” beginning on page 33, and in Schedule A of this Circular.

First-time nominee Santiago, Chile Areas of Expertise
Government and Regulatory Affairs & Community Relations

Health, Safety & Environmental

International Business Experience and Global Partnerships

Risk Management

Talent Development and Allocation & Partnership Culture

María Ignacia Benítez (59), Independent

Ms. Benítez is a chemical engineer with broad experience in the public and private sector. She is a director of Colbún S.A., the third largest power generation company in Chile. She is also a member of SOFOFA (Federation of Chilean Industry), a non-profit trade association with over 2,500 member companies that works to promote the advancement and expansion of the Chilean private sector. In 2014, Ms. Benítez was a professor of Commercial Engineering at Adolfo Ibáñez University, a private university in Chile. From 2010 to 2014, Ms. Benítez served as the Minister of the Environment for the Government of Chile and prior to that, was an advisor to the Senate Environment Commission in 2009. From 1992 to 2009, she worked in the private sector as Senior Head of Projects at Gestión Ambiental Consultores, one of Chile’s leading environmental consultancy companies. In 2012, Ms. Benítez received the Female Leader Award from El Mercurio (Chile’s leading newspaper), and in 2014 she received an award from the Institute of Engineers of Chile, in recognition of her career as a civil engineer in the public and private sector. She holds a degree in Chemical Engineering from the Universidad de Chile.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Not applicable as not currently a director	N/A
2017	N/A	N/A
2016	N/A	N/A
			Overall Attendance	N/A
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2018
Common Shares				Nil
DSUs				Nil
Options				Nil
Has until April 24, 2023 to meet share ownership requirement

Barrick Gold Corporation | 2018 Circular	23

Director since September 2003 Santo Domingo, Dominican Republic Areas of Expertise
Capital Allocation & Financial Acumen

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

International Business Experience and Global Partnerships

Gustavo A. Cisneros (72), Independent

Mr. Cisneros is the Chairman of Cisneros, a privately-held media, entertainment, technology, and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Voting Results			Board and Committee Membership	Attendance(1)
Year	For	Withheld	Board of Directors	3/5
2017	93.1%	6.9%	Compensation	5/6
2016	93.9%	6.1%	Corporate Governance & Nominating (Chair)	4/5
			Overall Attendance	75%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2018
Common Shares				11,000
DSUs				113,884
Options				Nil
Meets share ownership requirement

(1)	Mr. Cisneros was unable to attend one Board meeting due to shoulder surgery. He was also unable to attend one other Board meeting and one meeting of each of the Corporate Governance & Nominating Committee and the Compensation Committee due to a death in his family.

24	Barrick Gold Corporation | 2018 Circular

Director since April 2016 Toronto, ON, Canada Areas of Expertise
Mining Operations

Health, Safety & Environmental

Risk Management

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Graham G. Clow (67), Independent(2)

Mr. Clow is the Chairman and Principal Mining Engineer of Roscoe Postle Associates Inc. (RPA), a consulting firm providing reserves and resources services to the mining industry at all stages of project development.
He has more than 40 years of experience in all aspects of mining, including acquisitions, exploration, feasibility, finance, development, construction, operations, and closure. Prior to joining RPA in 2001,
Mr. Clow spent more than 20 years in senior executive and operating positions, including with publicly listed mining companies. For a number of years, Mr. Clow served as an Adjunct Professor at the Lassonde
Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. He was formerly the Chairman of the Metal Mining Division of the Canadian Institute of Mining, Metallurgy, and
Petroleum (CIM) and was a member of the committee on ore reserve definitions that established the requirements for the Canadian Securities Administrators’ National Instrument 43-101—Standards of
Disclosure for Mineral Projects. Mr. Clow is a Fellow of the CIM and has been awarded the Vale Medal and the CIM Metal Mining Award for his contributions to the industry. He holds degrees in geology and mining engineering from Queen’s University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	80.2%	19.8%	Risk	5/5
2016	87.0%	13.0%
			Overall Attendance	100%
Other Public Boards During Past Five Years(3)
Dominion Diamond Corporation				(2013 to 2017)
Acacia Mining plc				(2013 to 2016)
Securities Held as at March 1, 2018
Common Shares(4)				15,083
DSUs				15,093
Options				Nil
Has until April 26, 2021 to meet share ownership requirement

(2)	Graham G. Clow was an independent non-executive director of Acacia Mining plc (Acacia), a 63.9%-owned subsidiary of Barrick, but ceased to be a director of Acacia on April 21, 2016. As noted above, Graham G. Clow is the Chairman and Principal Mining Engineer of RPA, a consulting firm used by the Company to audit its resource and reserve estimates and to provide consulting and technical services in connection with the preparation of technical reports. Barrick paid fees totaling Cdn $802,692 and Cdn $900,717 to RPA in 2017 and 2016, respectively. In assessing Mr. Clow’s independence, the Board carefully considered (i) the relationship between Barrick and RPA, (ii) Mr. Clow’s position at RPA and his former position as a director of Acacia, and (iii) the fees paid by Barrick to RPA (which were below the quantitative limit set out in the NYSE Standards), prior to coming to the view that the foregoing could not reasonably be expected to interfere with Mr. Clow’s ability to exercise independent judgment should he be elected as a director of Barrick. To further ensure Mr. Clow’s independence, RPA has implemented a number of safeguards to address Mr. Clow’s relationship with RPA, including the following: (i) Mr. Clow is no longer named as a “Qualified Person” on technical reports prepared by RPA for Barrick under National Instrument 43-101 – Standards of Disclosure for Mineral Projects; (ii) Mr. Clow does not attend meetings of Barrick’s Reserve Committee; (iii) a “Chinese Wall” is maintained between Mr. Clow and senior RPA employees responsible for Barrick matters, and all documentation related to Barrick assignments is restricted to those professionals engaged on such assignments; and (iv) a quarterly certificate confirming compliance with the foregoing is delivered by RPA to Barrick’s Corporate Secretary. Barrick intends to continue to use RPA to provide the services described above, and the Board will reassess Mr. Clow’s independence on an annual basis.

(3)	Graham G. Clow was a director of Campbell Resources Inc. (Campbell Resources) in 2005 when that company filed for protection under the Companies Creditors’ Arrangement Act (the CCAA). Mr. Clow ceased to be a director of Campbell Resources on November 14, 2008, prior to Campbell Resources filing for protection from its creditors under the CCAA for a second time, on January 28, 2009.

(4)	On March 12, 2018, Mr. Clow purchased an additional 7,500 Common Shares, bringing his total share ownership position to 22,583 Common Shares.

Barrick Gold Corporation | 2018 Circular	25

Director since February 2016 Toronto, ON, Canada Areas of Expertise
Government and Regulatory Affairs & Community Relations
International Business Experience and Global Partnerships
Capital Allocation & Financial Acumen
Mining Operations
Risk Management
Health, Safety & Environmental

Kelvin P.M. Dushnisky (54), Non-Independent(5)

Mr. Dushnisky joined Barrick in 2002 as Director of Regulatory Affairs and was appointed President of Barrick on August 17, 2015. He has 30 years of international mining industry experience. As President of Barrick, he has overall responsibility for execution of the Company’s strategic priorities. Mr. Dushnisky is also Chairman of the Board of Directors of Acacia Mining plc and represents Barrick at the World Gold Council, the International Council on Mining and Metals, and the Business Council of Canada. Prior to joining Barrick, he held management positions at EuroZinc Mining Corporation, Sutton Resources, and Rescan Consultants. Mr. Dushnisky holds an Honours Bachelor of Science degree from the University of Manitoba, in addition to a Master of Science degree and a Juris Doctor degree from the University of British Columbia.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	94.5%	5.5%
2016	97.9%	2.1%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Acacia Mining plc				(2012 to Present)
CanWel Building Materials Group Ltd.				(2010 to Present)
Securities Held as at March 1, 2018
Common Shares(6)				114,479
PGSUs				420,382
RSUs				Nil
Options				272,507
Has until February 17, 2020 to meet share ownership requirement for President

(5)	Mr. Dushnisky is not independent because he is the President of Barrick.

(6)	Since March 1, 2018, Mr. Dushnisky purchased an additional 12,000 Common Shares, bringing his total share ownership position to 126,479 Common Shares.

Director since July 2014 New York, NY, USA Areas of Expertise
Risk Management

Capital Allocation & Financial Acumen

M&A Execution

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership

Digital Technology and Innovation

J. Michael Evans (60), Independent

Mr. Evans is the President of Alibaba Group Holding Ltd., a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/5
2017	95.7%	4.3%	Risk (Chair)	4/5
2016	88.9%	11.1%
			Overall Attendance	80%
Other Public Boards During Past Five Years
Alibaba Group Holding Ltd.				(2014 to Present)
Securities Held as at March 1, 2018
Common Shares				Nil
DSUs				55,561
Options				Nil
Meets share ownership requirement

26	Barrick Gold Corporation | 2018 Circular

Director since July 2014 Henderson, NV, USA Areas of Expertise

Government and Regulatory Affairs & Community Relations

Talent Development and Allocation & Partnership Culture

M&A Execution

Capital Allocation & Financial Acumen

Brian L. Greenspun (71), Independent

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	95.7%	4.3%	Corporate Governance & Nominating	5/5
2016	99.5%	0.5%	Corporate Responsibility	4/5
			Overall Attendance	93%
Other Public Boards During Past Five Years(7)
None
Securities Held as at March 1, 2018
Common Shares				31,185
DSUs				41,671
Options				Nil
Meets share ownership requirement

(7)	Mr. Greenspun was a director of the Tribune Company, a privately-held company, when it filed for bankruptcy protection in December 2008. Mr. Greenspun ceased being a director of the Tribune Company on December 31, 2012.

Director since December 2005 Mesquite, NV, USA Areas of Expertise

Mining Operations

Health, Safety & Environmental

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

Risk Management

J. Brett Harvey (67), Independent, Lead Director

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	93.9%	6.1%	Compensation (Chair)	5/6
2016	93.0%	7.0%
			Overall Attendance	91%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
CONSOL Energy Inc.				(1998 to 2016)

Securities Held as at March 1, 2018
Common Shares				29,175
DSUs				86,188
Options				Nil
Meets share ownership requirement

Barrick Gold Corporation | 2018 Circular	27

First-time nominee Saratoga, California, USA Areas of Expertise
Digital Technology and Innovation

Talent Development and Allocation & Partnership Culture

International Business Experience and Global Partnerships

M&A Execution

Risk Management

Patricia A. Hatter (55), Independent

Ms. Hatter is an independent consultant, advising on product and go-to-market strategies for technology startups ranging from cybersecurity to IT service management to blockchain applications. From 2015 to 2017, Ms. Hatter was Senior Vice President and General Manager of Services for Intel/McAfee, where she spearheaded the transformation of McAfee’s support for enterprise customers. From 2015 to 2016, she was General Manager of Security and Software IT and Chief Information Officer at Intel Security Group, and from 2010 to 2015, she served as Senior Vice President of Operations and Chief Information Officer at McAfee, Inc. Prior to her employment with McAfee, Ms. Hatter held executive positions with Cisco and AT&T.

Ms. Hatter was chosen by the National Diversity Council as a “Most Powerful and Influential Woman” in 2015, and was named both “Women of Influence” and “Power Executive” by Silicon Valley Business Journal in 2016.

Ms. Hatter is a member of the U.S. Department of Commerce’s Information Security and Privacy Advisory Board (IPSAB) and a Board member of the Silicon Valley Education Foundation. Ms. Hatter holds undergraduate and Master’s degrees in Mechanical Engineering from Carnegie-Mellon University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Not applicable as not currently a director	N/A
2017	N/A	N/A
2016	N/A	N/A		N/A
Overall Attendance
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2018
Common Shares				Nil
DSUs				Nil
Options				Nil
Has until April 24, 2023 to meet share ownership requirement

Director since April 2014 Toronto, ON, Canada Areas of Expertise
Health, Safety & Environmental

Government and Regulatory Affairs & Community Relations

Talent Development and Allocation & Partnership Culture

Risk Management

Nancy H.O. Lockhart (63), Independent

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group, a property development and management company, from 1995 to September 2013. She is also a member of the Sotheby’s Canada Advisory Board. Ms. Lockhart is a director of the Royal Conservatory of Music and the Chair of Crow’s Theatre Company. She is a past director of the Canada Deposit Insurance Corporation.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	93.2%	6.8%	Corporate Governance & Nominating	5/5
2016	97.2%	2.8%	Corporate Responsibility (Chair)	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Atrium Mortgage Investment Corporation				(2013 to Present)
Gluskin Sheff & Associates Inc.				(2013 to Present)
Loblaw Companies Limited				(2005 to Present)
Securities Held as at March 1, 2018
Common Shares				Nil
DSUs				58,600
Options				Nil
Meets share ownership requirement

28	Barrick Gold Corporation | 2018 Circular

Director since December 2016 Buenos Aires, Argentina Areas of Expertise
Mining Operations

International Business Experience and Global Partnerships

Government and Regulatory Affairs & Community Relations

Health, Safety & Environmental

Risk Management

Pablo Marcet (54), Independent

Mr. Marcet is a Corporate Director. He is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. During his career, Mr. Marcet has held senior management positions in geology, mining operations, and business development, including 15 years at BHP. He also served as President of Northern Orion Resources’ South American operations before the company’s acquisition by Yamana Gold, and later as Chief Executive Officer of Waymar Resources, until its acquisition by Orosur Mining. Mr. Marcet holds a Bachelor of Science degree in Geology from the University of the Pacific in Stockton, California, a Master’s degree in Economic Geology from Harvard University, and a Master of Business Administration degree from the University of Phoenix.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	95.8%	4.2%	Audit(8)	3/3
2016	N/A	N/A	Corporate Responsibility(8)	3/3
			Overall Attendance	100%
Other Public Boards During Past Five Years
Esrey Resources Ltd.				(2017 to Present)
U308 Corp.				(2011 to Present)
Orosur Mining Inc.				(2014 to 2016)
Waymar Resources Ltd.				(2010 to 2014)
Securities Held as at March 1, 2018
Common Shares				8,500
DSUs				13,197
Options				Nil
Has until December 6, 2021 to meet share ownership requirement

(8)	Mr. Marcet became a member of the Audit Committee and the Corporate Responsibility Committee effective April 25, 2017 and attended all three meetings held after that date.

Director since December 1996 Toronto, ON, Canada Areas of Expertise
Capital Allocation & Financial Acumen

M&A Execution

Risk Management

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture

Anthony Munk (57), Independent

Mr. Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013 he was a Managing Director of Onex Corporation. In his capacity with Onex Corporation, Mr. Munk has worked on numerous private equity transactions and served on the boards of a number of portfolio companies. Mr. Munk currently serves on the boards of JELD-WEN Holding, Inc., Jack’s Family Restaurants, Inc., Save-A-Lot, and Clairavate Analytics. Mr. Munk holds a Bachelor of Arts (Honours) degree from Queen’s University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	95.3%	4.7%	Risk	5/5
2016	98.6%	1.4%
			Overall Attendance	100%
Other Public Boards During Past Five Years
JELD-WEN Holding, Inc.				(2017 to Present)
Cineplex Inc.				(2003 to 2017)
Securities Held as at March 1, 2018
Common Shares				55,000
DSUs				102,174
Options				Nil
Meets share ownership requirement

Barrick Gold Corporation | 2018 Circular	29

Director since December 2015 Toronto, ON, Canada Areas of Expertise
Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

Capital Allocation & Financial Acumen

Risk Management

Digital Technology and Innovation

J. Robert S. Prichard (69), Independent

Mr. Prichard is Chairman of the Board of Bank of Montreal, a Canadian financial institution, a position he has held since March 2012. Since September 2010, Mr. Prichard has served as non-executive Chairman of Torys LLP, a Canadian law firm. He also serves as Chairman of Metrolinx, the regional transportation agency and operator for the Greater Toronto and Hamilton area. Mr. Prichard was formerly President and Chief Executive Officer of Metrolinx, President and Chief Executive Officer of Torstar Corporation, and President of the University of Toronto. In addition to the public company boards listed below, Mr. Prichard is a trustee of The Hospital for Sick Children. Mr. Prichard holds a Master’s degree in Business Administration from the University of Chicago and law degrees from the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada, and a Fellow of Canada’s Institute of Corporate Directors.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	94.4%	5.6%	Compensation	6/6
2016	99.1%	0.9%	Risk	5/5

			Overall Attendance	100%
Other Public Boards During Past Five Years
Bank of Montreal				(2000 to Present)
George Weston Limited				(2000 to Present)
Onex Corporation				(1994 to Present)
Securities Held as at March 1, 2018
Common Shares(9)				20,000
DSUs				26,593
Options				Nil
Meets share ownership requirement

(9)	On March 12, 2018, Mr. Prichard purchased an additional 10,000 Common Shares, bringing his total share ownership position to 30,000 Common Shares.

Director since September 2004 Silverthorne, CO, USA Areas of Expertise
Capital Allocation & Financial Acumen

Risk Management

Mining Operations

M&A Execution

International Business Experience and Global Partnerships

Steven J. Shapiro (66), Independent

Mr. Shapiro is a Corporate Director with more than 35 years of experience in the energy and mining business. He spent nine years in the coal and minerals business at ARCO, a producer of copper, molybdenum, uranium, and coal, with byproducts including gold and silver. Mr. Shapiro was President of ARCO Coal Australia, overseeing four operating mines with 1,100 employees. He was also Manager of Acquisitions for the Anaconda Company (a subsidiary of ARCO at the time) and the Vice President, Finance for ARCO’s coal and minerals division. Mr. Shapiro was formerly Executive Vice President, Finance and Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. He was also formerly Senior Vice President and a director of Vastar Resources, an oil and gas exploration and production company. Mr. Shapiro holds an undergraduate degree from Union College and a Master’s degree in Business Administration from Harvard University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	93.8%	6.2%	Audit (Chair)	5/5
2016	94.0%	6.0%	Compensation	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
Asia Resource Minerals plc(10)				(2011 to 2014)
Securities Held as at March 1, 2018
Common Shares				30,000
DSUs				82,131
Options				Nil
Meets share ownership requirement

(10)	Trading on the London Stock Exchange of the voting ordinary shares of Bumi plc (which changed its name to Asia Resource Minerals plc on December 17, 2013) was suspended by the United Kingdom Financial Conduct Authority (the FCA) from April 22, 2013 to July 22, 2013. Bumi plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA. Mr. Shapiro ceased to be a director of Asia Resource Minerals plc on June 5, 2014.

30	Barrick Gold Corporation | 2018 Circular

Director since February 2012 Palm Beach, FL, USA Areas of Expertise
M&A Execution

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture

Risk Management

Government and Regulatory Affairs & Community Relations

John L. Thornton (64), Non-Independent, Executive Chairman of Barrick

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of, the China Investment Corporation (CIC), McKinsey Advisory Council, Morehouse College, and the African Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	93.8%	6.2%
2016	97.4%	2.6%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Ford Motor Company				(1996 to Present )
China Unicom (Hong Kong) Limited				(2008 to 2015)
HSBC Holdings plc				(2008 to 2013)
Securities Held as at March 1, 2018
Common Shares(11)(12)				2,202,160
DSUs				1,142
Options				Nil
Meets share ownership requirement for Executive Chairman

(11)	Mr. Thornton owns 1,401,590 Common Shares directly and 59,970 Common Shares indirectly through a Rollover IRA and 500,000 Common Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 212,831 Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust.

(12)	On March 8, 2018, Mr. Thornton purchased an additional 136,636 Common Shares using the after-tax proceeds of his 2017 LTI award and an additional 169,364 Common Shares, bringing his total share ownership position to 2,720,991 Common Shares worth over 13 times his base salary. Please see “2017 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” beginning on page 68 for more information.

Barrick Gold Corporation | 2018 Circular	31

Director since April 2014 Latrobe, PA, USA Areas of Expertise
Mining Operations

Health, Safety & Environmental

Capital Allocation & Financial Acumen

Government and Regulatory Affairs & Community Relations

International Business Experience and Global Partnerships

Ernie L. Thrasher (62), Independent

Mr. Thrasher is a seasoned veteran of the mining and resources industry with a career spanning five decades. He is the founder, Chief Executive Officer, and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier and the largest exporter of U.S. origin coal to Asia, whose activities also include the financing and development of mining and related infrastructure projects in West Virginia and in the anthracite coalfield in Northeastern Pennsylvania.

Mr. Thrasher’s career in mining dates back to 1971, working for his family’s mining company for ten years as a manual labourer, equipment operator, pit superintendent, and ultimately in operations and mine planning. From 1981 to 1991, Mr. Thrasher worked at Primary Coal, Inc., where his responsibilities included coal procurement, inland transport, and logistics. Over the next 12 years, prior to founding Xcoal, Mr. Thrasher served as President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers) where, in addition to his role overseeing the commercial operations of the business, he was involved in mine planning and the development of AMCI’s mining operations in Australia and Mozambique.

Mr. Thrasher is a member of the Council on Foreign Relations (USA) and a director on the National Committee on United States-China Relations.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	5/5
2017	92.4%	7.6%	Audit	5/5
2016	94.0%	6.0%	Compensation	6/6
			Corporate Responsibility	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2018
Common Shares				50,000
DSUs				58,600
Options				Nil
Meets share ownership requirement

32	Barrick Gold Corporation | 2018 Circular

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its five standing committees.

The Board has established five standing committees, all of which have a written mandate. In addition, all Board committees are comprised entirely of independent directors.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Executive Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available at www.barrick.com/company/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the Corporate Governance & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular:

Committee	Members

Audit Committee	Steven Shapiro (Chair), Pablo Marcet, Dambisa Moyo, Ernie Thrasher

Compensation Committee	Brett Harvey (Chair), Gustavo Cisneros, Robert Prichard, Steven Shapiro, Ernie Thrasher

Corporate Governance & Nominating Committee	Gustavo Cisneros (Chair), Brian Greenspun, Nancy Lockhart, Dambisa Moyo

Corporate Responsibility Committee	Nancy Lockhart (Chair), Gary Doer, Brian Greenspun, Pablo Marcet, Ernie Thrasher

Risk Committee	Michael Evans (Chair), Graham Clow, Dambisa Moyo, Anthony Munk, Robert Prichard

Committee membership rotates periodically. At least once per year, the Corporate Governance & Nominating Committee reviews the composition of committees and recommends committee members and Chairs to the Board for approval.

Barrick Gold Corporation | 2018 Circular	33

AUDIT COMMITTEE

From left to right: S. Shapiro (Chair), E. Thrasher, D. Moyo, P. Marcet

Members(1)	Independent	Meetings	Attendance
Steven J. Shapiro (Chair)(2)	✓	5 of 5	100%
Dambisa F. Moyo(2)(3)	✓	5 of 5	100%
Pablo Marcet(4)	✓	3 of 3	100%
Ernie L. Thrasher(2)	✓	5 of 5	100%
Total	100%		100%

Key Oversight Responsibilities

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; and the performance of the internal audit function and the external auditor. At each of its meetings, the Audit Committee meets separately with each of the external auditor, the head of Barrick’s internal audit function, the Executive Vice President and Chief Financial Officer, and the Senior Vice President and General Counsel, as part of its regular in camera session. The full Audit Committee mandate is available at www.barrick.com/company/governance. For more information on the Audit Committee, please also refer to the section entitled “Audit Committee” in our Annual Information Form for the year ended December 31, 2017.

Key Activities and Accomplishments for 2017

Financial Reporting

•   Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with IFRS and related management’s discussion and analysis

•   Reviewed reports from the Company’s Reserves and Resources Committee

•   Reviewed the Company’s disclosure controls and procedures

•   Reviewed the Company’s climate-related disclosure in line with the recommendations of the Financial Stability Board’s TCFD

Oversight of Control Functions

•   Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•   Oversaw the Company’s risk management process and major financial risks and financial reporting procedures and processes, including joint venture governance initiatives and cybersecurity measures and recovery plans, all as they relate to internal control over financial reporting

•   Monitored the effectiveness of the internal audit function; reviewed and approved the annual internal audit plan

Audit Planning Report and Conduct of Audit

•   Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

Administered Auditor Conflicts Policy

•   Oversaw the Policy on the Pre-Approval of Audit, Audit-Related, and Non-Audit Services, which requires the pre-approval of services performed by our auditor. The Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2017 were approved by the Audit Committee pursuant to the Policy

Finance Organizational Structure	• Evaluated reports on the organizational structure of our Finance Group and initiatives to streamline our finance processes

Compliance and Regulatory Matters

•   Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•   Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•   Reviewed the Company’s inaugural report on payments to governments under Canada’s Extractive Sector Transparency Measures Act

•   Reviewed the status of significant litigation

•   Reviewed the Company’s tax accounting process and global tax policies

Notes to Audit Committee Membership:

(1)	All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

(2)	The Board has determined that Dr. Moyo, Mr. Shapiro, and Mr. Thrasher are each an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of Dr. Moyo, Mr. Shapiro, and Mr. Thrasher as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liability on them that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation.

(3)	Dr. Moyo will retire from the Board at the Meeting.

(4)	Mr. Marcet became a member of the Audit Committee effective April 25, 2017 and attended all three meetings held after that date.

34	Barrick Gold Corporation | 2018 Circular

COMPENSATION COMMITTEE

From left to right: E. Thrasher, S. Shapiro, B. Harvey (Chair), R. Prichard, G. Cisneros

Members	Independent	Meetings	Attendance
J. Brett Harvey (Chair)	✓	5 of 6	83%
Gustavo A. Cisneros	✓	5 of 6	83%
J. Robert S. Prichard	✓	6 of 6	100%
Steven J. Shapiro	✓	6 of 6	100%
Ernie L. Thrasher	✓	6 of 6	100%
Total	100%		93%

Key Oversight Responsibilities

The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. The Committee designs and drives all aspects of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2017 Compensation of Named Executive Officers – Compensation Governance and Oversight – Role of the Compensation Committee” beginning on page 65. The full Compensation Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2017

Shareholder Engagement	• Considered shareholder feedback on the approach to compensation for our Executive Chairman and Named Partners and recommended disclosure enhancements to address feedback received

Executive Chairman Compensation

•   In consultation with its independent compensation consultant, Pay Governance LLC (Pay Governance), reviewed global top executive pay from our Mining Peer Group and the broader market to set a total compensation range for our Executive Chairman

Approved Executive Compensation

•   Reviewed the Executive Chairman’s recommendations and recommended approval of API opportunities and payouts for the partners, other than our President, who made up our Executive Committee in 2017

•   Evaluated 2017 performance and recommended approval of PGSU awards for the partners, other than our President, who made up our Executive Committee in 2017

•   After considering the Corporate Governance & Nominating Committee’s performance evaluation of the Executive Chairman, completed in consultation with the Lead Director, and the Executive Chairman’s performance evaluation of the President, determined and recommended to the independent directors for approval the 2017 compensation for the Executive Chairman and the President

•   Evaluated 2014-2016 performance and approved vesting of the February 2014 Performance Restricted Share Units (PRSUs) granted in 2014 (89.97% of target)

•   Reviewed Management’s proposed peer group changes and determined that they will re-evaluate the Mining Peer Group during 2018 to ensure its continued appropriateness

•   Approved the 2017 Report on Director Compensation and Equity Ownership and Compensation Discussion & Analysis

Barrick’s Global Employee Share Plan	• Reviewed and approved allocations of Common Shares to eligible employees to deepen Barrick’s ownership culture at all levels of the Company

Barrick’s Restricted Share Unit Plan	• Reviewed and approved proposed amendments to the RSU Plan to allow for settlement of awards in Barrick Common Shares purchased on the open market in order to encourage share ownership upon vesting

Governance	• Evaluated Barrick’s executive compensation program and Compensation Discussion & Analysis against best practices and policies of proxy advisory firms

Barrick Gold Corporation | 2018 Circular	35

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

From left to right: B. Greenspun, D. Moyo, N. Lockhart, G. Cisneros (Chair)

Members	Independent	Meetings	Attendance
Gustavo A. Cisneros (Chair)	✓	4 of 5	80%
Brian L. Greenspun	✓	5 of 5	100%
Nancy H.O. Lockhart	✓	5 of 5	100%
Dambisa F. Moyo(1)	✓	5 of 5	100%
Total	100%		95%

Key Oversight Responsibilities

The Corporate Governance & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, and reviewing the composition of the Board and its committees. The Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. The Committee also oversees continuing education and development for directors, reviews Barrick’s senior leadership and Executive Chairman succession plan, and conducts an annual performance evaluation of the Executive Chairman, in consultation with the Lead Director. The full Corporate Governance & Nominating Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2017

Board Renewal

•   Led director recruitment activities resulting, after an extensive process, in the appointment of Mr. Pablo Marcet as a new independent director with operational mining expertise, and the nomination of Patricia A. Hatter and María Ignacia Benítez for election as new independent directors with experience in the fields of technology and digital transformation and environmental matters and Chilean government relations, respectively

•   Together with the Lead Director, the Committee Chairman led the annual director evaluation process and reviewed the full results with the Committee and key findings with the Board

•   Reviewed the Company’s progress toward achieving objectives of the Diversity Policy

Governance and Compliance

•   Conducted the 2017 performance evaluation of the Executive Chairman, in consultation with the Lead Director

•   In conjunction with the Compensation Committee, set and implemented a shareholder engagement strategy that included an operations and technical update day, a sustainability briefing and other environmental, social and governance engagement initiatives, and an independent directors and investors luncheon

•   Received regular updates on shareholder engagement activities and considered implications of shareholder feedback on Barrick’s governance practices and initiatives

Notes to Corporate Governance & Nominating Committee Membership:

(1)	Dr. Moyo will retire from the Board at the Meeting.

36	Barrick Gold Corporation | 2018 Circular

CORPORATE RESPONSIBILITY COMMITTEE

From left to right: P. Marcet, G. Doer, E. Thrasher, B. Greenspun, N. Lockhart (Chair)

Members	Independent	Meetings	Attendance
Nancy H.O. Lockhart (Chair)	✓	5 of 5	100%
Gary A. Doer(1)	✓	5 of 5	100%
Brian L. Greenspun	✓	4 of 5	80%
Pablo Marcet(2)	✓	3 of 3	100%
Ernie L. Thrasher	✓	5 of 5	100%
Total	100%		96%

Key Oversight Responsibilities

The Corporate Responsibility Committee supports the Board in fulfilling its oversight responsibilities regarding environmental, health and safety, corporate social responsibility (including sustainable development, community relations, and security matters), and human rights programs, policies, and performance. The full Corporate Responsibility Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2017

Oversight of Corporate Responsibility Matters

•   Monitored the organizational structures of the corporate responsibility functions, including safety, health, and environment, permitting and mine closure, community relations, human rights, and security functions within the Company’s decentralized operating model

•   Evaluated regular reports on key performance indicators for our corporate responsibility functions

•   Monitored the assurance process relating to compliance with applicable regulatory requirements across the corporate responsibility functions

•   Reviewed Barrick’s climate change strategy through a continuing education session presented to the full Board by Barrick’s Chief Sustainability Officer and Chief Innovation Officer

Oversight of Stakeholder and Reputational Matters

•   Evaluated regular reports on key stakeholder and reputational matters as they relate to our corporate responsibility functions, corporate affairs, sustainability, and human rights matters

•   Received detailed reports on reportable environmental and employee health and safety incidents and initiated reviews of preventative measures and emergency preparedness

•   Reviewed the Company’s water management, tailings and heap leach management, and closure strategies

Human Rights Program	• Oversaw the continued implementation of the Company’s global human rights compliance program • Reviewed the Company’s human rights and security strategy

Corporate Social Responsibility

•   Oversaw the continued implementation of the Company’s corporate social responsibility and community relations programs and policies

•   Reviewed the Company’s approach to addressing sexual harassment, including the Company’s policies and standards, guidance on reporting, and global training initiatives

•   Reviewed the Company’s engagement strategy for investors on sustainability issues

Notes to Corporate Responsibility Committee Membership:

(1)	Mr. Doer will retire from the Board at the Meeting.

(2)	Mr. Marcet became a member of the Corporate Responsibility Committee effective April 25, 2017 and attended all three meetings held after that date.

Barrick Gold Corporation | 2018 Circular	37

RISK COMMITTEE

From left to right: G. Clow, M. Evans (Chair), D. Moyo, R. Prichard, A. Munk

Members	Independent	Meetings	Attendance
J. Michael Evans (Chair)	✓	4 of 5	80%
Graham G. Clow	✓	5 of 5	100%
Dambisa F. Moyo(1)	✓	4 of 5	80%
Anthony Munk	✓	5 of 5	100%
J. Robert S. Prichard	✓	5 of 5	100%
Total	100%		92%

Key Oversight Responsibilities

The Risk Committee supports the Board with oversight of the Company’s management of enterprise risks, as well as the implementation of policies and standards for monitoring and mitigating such risks. The Risk Committee also monitors and reviews the Company’s financial structure and investment and financial risk management programs. The full Risk Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2017

Enterprise Risk Management

•   Reviewed and assessed reports on the Company’s processes relating to enterprise risk management and overall strategy related to enterprise risks. These risks include financial, regulatory, strategic, and operational risks

•   Oversaw a process to improve the quality of information received by the Committee to facilitate meaningful discussion about risks facing the organization and how they are being managed. Particular attention was paid to gaining an improved understanding of enterprise level risks such as geopolitical risks and risks associated with Barrick’s digital environment and transformation including cybersecurity

•   Evaluated significant risk mitigation programs such as Barrick’s anti-corruption program, tailings storage facility stewardship program and the Company’s approach to managing risk associated with joint ventures

Liquidity Management

•   Reviewed and assessed reports on the Company’s financial plan to ensure its adequacy and soundness in relation to its operational and capital plans

•   Evaluated management’s actions to improve the operations and business of the Company including through the Company’s Best-in-Class and Digitization initiatives

•   Reviewed the Company’s liability management and dividend strategy

Financial Risk Management	• Provided oversight of the Company’s significant financial risk management strategies

Notes to Risk Committee Membership:

(1)	Dr. Moyo will retire from the Board at the Meeting.

38	Barrick Gold Corporation | 2018 Circular

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by teleconference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. The table below summarizes the number of Board and committee meetings attended by each director from January 1, 2017 to December 31, 2017. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 23.

Meeting Attendance of Director Nominees

Director	Board Meetings	Committee Meetings					Total Board and Committee Meetings
		Audit	Compensation	Corporate Governance & Nominating	Corporate Responsibility	Risk
G.A. Cisneros(1)	3/5 60%	-	5/6 83%	4/5 80%	-	-	12 of 16 75%
G.G. Clow	5/5 100%	-	-	-	-	5/5 100%	10 of 10 100%
K.P.M. Dushnisky	5/5 100%	-	-	-	-	-	5 of 5 100%
J.M. Evans	4/5 80%	-	-	-	-	4/5 80%	8 of 10 80%
B.L. Greenspun	5/5 100%	-	-	5/5 100%	4/5 80%	-	14 of 15 93%
J.B. Harvey	5/5 100%	-	5/6 83%	-	-	-	10 of 11 91%
N.H.O. Lockhart	5/5 100%	-	-	5/5 100%	5/5 100%	-	15 of 15 100%
P. Marcet(2)	5/5 100%	3/3 100%	-	-	3/3 100%	-	11 of 11 100%
A. Munk	5/5 100%	-	-	-	-	5/5 100%	10 of 10 100%
J.R.S. Prichard	5/5 100%	-	6/6 100%	-	-	5/5 100%	16 of 16 100%
S.J. Shapiro	5/5 100%	5/5 100%	6/6 100%	-	-	-	16 of 16 100%
J.L. Thornton	5/5 100%	-	-	-	-	-	5 of 5 100%
E.L. Thrasher	5/5 100%	5/5 100%	6/6 100%	-	5/5 100%	-	21 of 21 100%

(1)	Mr. Cisneros was unable to attend one Board meeting due to shoulder surgery. He was also unable to attend one other Board meeting and one meeting of each of the Corporate Governance & Nominating Committee and the Compensation Committee due to a death in his family.

(2)	Mr. Marcet became a member of the Audit Committee and the Corporate Responsibility Committee effective April 25, 2017 and attended all three meetings held after that date.

Meeting Attendance of Directors Not Standing for Re-Election

Director	Board Meetings	Committee Meetings					Total Board and Committee Meetings
		Audit	Compensation	Corporate Governance & Nominating	Corporate Responsibility	Risk
G.A. Doer(1)	4/5 80%	-	-	-	5/5 100%	-	9 of 10 90%
D.F. Moyo(2)	5/5 100%	5/5 100%	-	5/5 100%	-	4/5 80%	19 of 20 95%

(1)	Mr. Doer will retire from the Board at the Meeting.

(2)	Dr. Moyo will retire from the Board at the Meeting.

Barrick Gold Corporation | 2018 Circular	39

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program including: how compensation is delivered, share ownership requirements, and compensation paid for 2017. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Director Compensation Structure

Annual Retainer

Non-executive directors receive an annual retainer of $200,000 in four installments following the end of each quarter of service as a Board member. In February 2015, the Board of Directors approved a change to the director compensation structure to require directors to receive at least 75% of their annual director retainer in the form of DSUs. All directors have the option to elect to receive 100% of their annual retainer in DSUs or in cash to purchase Common Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board. There are no additional meeting fees for our directors.

Additional Retainers for Certain Directors

Certain directors receive additional retainers that are paid quarterly in cash:

•	Lead Director: The Lead Director receives an additional $30,000 annually due to the broad responsibilities of this position.

•	Audit Committee Chair and members: The Audit Committee Chair receives an additional $25,000 annually and members of the Audit Committee receive an additional $3,000 annually due to the workload and broad responsibilities of the committee.

•	Other Committee Chairs: Other Committee Chairs receive an additional $15,000 annually due to the workload and broad responsibilities of these committee chairs.

The Compensation Committee periodically reviews director compensation to ensure competitiveness. The size and design of our directors’ compensation awards are appropriately benchmarked against our Mining Peer Group, which is the same as that used for executive compensation, as discussed in “2017 Compensation of Named Executive Officers – Compensation Governance and Oversight –Compensation Benchmarking and Peer Group” on page 67.

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors. Directors who are officers of the Company, namely Messrs. Dushnisky and Thornton, do not receive any compensation for their services as directors.

Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Common Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect to have his or her DSUs redeemed for cash based on the value of the Common Shares, at any time up to the end of the calendar year in which the director leaves the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan.

40	Barrick Gold Corporation | 2018 Circular

Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Common Shares and/or DSUs having a minimum value established by the Board. Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•	Executive Chairman: The Executive Chairman is required to hold Common Shares, RSUs and/or DSUs worth a total value of at least four times his annual pre-tax salary and has three years from the date of his appointment to fulfill the share ownership requirement.

•	Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Common Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for non-executive directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of our Common Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement. As at December 31, 2017, all directors except for Messrs. Clow, Doer, and Marcet have met their share ownership requirements. Mr. Clow has until April 26, 2021 to meet his share ownership requirement, Mr. Doer will retire from the Board at the Meeting, and Mr. Marcet has until December 6, 2021 to meet his share ownership requirement.

The following table provides details of the share ownership of our directors, other than Messrs. Dushnisky and Thornton, whose share ownership requirements are disclosed under “2017 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” beginning on page 68.

Name	Date	Value of Common Shares (# of Common Shares)	Value of DSUs (# of DSUs)	Total Value of Common Shares and DSUs(1) (# of Common Shares and DSUs)	Value as Multiple of Retainer as at December 31, 2017	Share Ownership Requirement Met as at December 31, 2017 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gustavo A. Cisneros	December 31, 2017	$159,170 (11,000)	$1,647,901 (113,884)	$1,807,071 (124,884)	9.0x	✓
	March 1, 2018	$125,620 (11,000)	$1,300,555 (113,884)	$1,426,175 (124,884)
Graham G. Clow(2)	December 31, 2017	$218,251 (15,083)	$218,396 (15,093)	$436,647 (30,176)	2.2x	Has until April 26, 2021
	March 1, 2018	$172,248 (15,083)	$172,362 (15,093)	$344,610 (30,176)
Gary A. Doer(3)	December 31, 2017	Nil (Nil)	$218,396 (15,093)	$218,396 (15,093)	1.1x	Would have until April 26, 2021
	March 1, 2018	Nil (Nil)	$172,362 (15,093)	$172,362 (15,093)
J. Michael Evans	December 31, 2017	Nil (Nil)	$803,968 (55,561)	$803,968 (55,561)	4.0x	✓
	March 1, 2018	Nil (Nil)	$634,507 (55,561)	$634,507 (55,561)
Brian L. Greenspun	December 31, 2017	$451,247 (31,185)	$602,979 (41,671)	$1,054,226 (72,856)	5.3x	✓
	March 1, 2018	$356,133 (31,185)	$475,883 (41,671)	$832,016 (72,856)
J. Brett Harvey	December 31, 2017	$422,162 (29,175)	$1,247,140 (86,188)	$1,669,303 (115,363)	8.3x	✓
	March 1, 2018	$333,179 (29,175)	$984,267 (86,188)	$1,317,445 (115,363)
Nancy H.O. Lockhart	December 31, 2017	Nil (Nil)	$847,942 (58,600)	$847,942 (58,600)	4.2x	✓
	March 1, 2018	Nil (Nil)	$669,212 (58,600)	$669,212 (58,600)

Barrick Gold Corporation | 2018 Circular	41

Name	Date	Value of Common Shares (# of Common Shares)	Value of DSUs (# of DSUs)	Total Value of Common Shares and DSUs(1) (# of Common Shares and DSUs)	Value as Multiple of Retainer or Annual Salary as at December 31, 2017	Share Ownership Requirement Met as at December 31, 2017 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Pablo Marcet	December 31, 2017	$50,645 (3,500)	$190,961 (13,197)	$241,606 (16,697)	1.2x	Has until December 6, 2021
	March 1, 2018	$97,070 (8,500)	$150,710 (13,197)	$247,780 (21,697)
Dambisa F. Moyo(4)	December 31, 2017	Nil (Nil)	$794,070 (54,877)	$794,070 (54,877)	4.0x	✓
	March 1, 2018	Nil (Nil)	$626,695 (54,877)	$626,695 (54,877)
Anthony Munk	December 31, 2017	$795,850 (55,000)	$1,478,458 (102,174)	$2,274,308 (157,174)	11.4x	✓
	March 1, 2018	$628,100 (55,000)	$1,166,827 (102,174)	$1,794,927 (157,174)
J. Robert S. Prichard(5)	December 31, 2017	$289,400 (20,000)	$384,801 (26,593)	$674,201 (46,593)	3.4x	✓
	March 1, 2018	$228,400 (20,000)	$303,692 (26,593)	$532,092 (46,593)
Steven J. Shapiro	December 31, 2017	$434,100 (30,000)	$1,188,436 (82,131)	$1,622,536 (112,131)	8.1x	✓
	March 1, 2018	$342,600 (30,000)	$937,936 (82,131)	$1,280,536 (112,131)
Ernie L. Thrasher	December 31, 2017	$723,500 (50,000)	$847,942 (58,600)	$1,571,442 (108,600)	7.9x	✓
	March 1, 2018	$571,000 (50,000)	$669,212 (58,600)	$1,240,212 (108,600)

(1)	The values of Common Shares and DSUs are based on the closing price of Common Shares on the NYSE at December 29, 2017 ($14.47), the last trading day in 2017, and March 1, 2018 ($11.42).

(2)	On March 12, 2018, Mr. Clow purchased an additional 7,500 Common Shares, bringing his total share ownership position to 22,583 Common Shares.

(3)	Mr. Doer will retire from the Board at the Meeting.

(4)	Dr. Moyo will retire from the Board at the Meeting.

(5)	On March 12, 2018, Mr. Prichard purchased an additional 10,000 Common Shares, bringing his total share ownership position to 30,000 Common Shares.

42	Barrick Gold Corporation | 2018 Circular

Director Compensation Summary

The following table provides details of the compensation for Barrick’s directors during 2017, other than Messrs. Dushnisky and Thornton, whose compensation is disclosed in “2017 Compensation of Named Executive Officers – Summary Compensation Table” on page 73.

Director Compensation Table for the Year Ended December 31, 2017(1)

Name	2017 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gustavo A. Cisneros(3)	CG&N (Chair); Compensation	$15,000	$200,000	Nil	Nil	$215,000
Graham G. Clow	Risk	$50,000	$150,000	Nil	Nil	$200,000
Gary A. Doer	CR	$50,000	$150,000	Nil	Nil	$200,000
J. Michael Evans(4)	Risk (Chair)	$15,000	$200,000	Nil	Nil	$215,000
Brian L. Greenspun	CG&N; CR	$50,000	$150,000	Nil	Nil	$200,000
J. Brett Harvey(5)	Lead Director; Compensation (Chair)	$45,000	$200,000	Nil	Nil	$245,000
Nancy H.O. Lockhart(6)	CR (Chair); CG&N	$15,000	$200,000	Nil	Nil	$215,000
Pablo Marcet(7)	Audit; CR	$2,052	$200,000	Nil	Nil	$202,052
Dambisa F. Moyo(8)	Audit; CG&N; Risk	$53,000	$150,000	Nil	Nil	$203,000
Anthony Munk	Risk	Nil	$200,000	Nil	Nil	$200,000
J. Robert S. Prichard	Compensation; Risk	Nil	$200,000	Nil	Nil	$200,000
Steven J. Shapiro(9)	Audit (Chair); Compensation	$25,000	$200,000	Nil	Nil	$225,000
Ernie L. Thrasher(10)	Audit; CR; Compensation	$3,000	$200,000	Nil	Nil	$203,000

(1)	Compensation for non-executive directors is paid in U.S. dollars.

(2)	Figures shown in the Fees Earned column reflect the portion of the annual retainer taken in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Director Compensation Structure – Additional Retainers for Certain Directors” on page 40. Figures in the Share-Based Awards column reflect the portion of the annual retainer taken in the form of DSUs. Messrs. Cisneros, Evans, Harvey, Marcet, Munk, Prichard, Shapiro, and Thrasher, and Ms. Lockhart elected to receive 100% of their annual board retainer in DSUs. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2017” table on page 45 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2017.

(3)	Mr. Cisneros received a fee of $15,000 for his role as the Chair of the Corporate Governance & Nominating Committee.

(4)	Mr. Evans received a fee of $15,000 for his role as the Chair of the Risk Committee.

(5)	Mr. Harvey received a fee of $15,000 for his role as Chair of the Compensation Committee and a fee of $30,000 for his role as the Lead Director.

(6)	Ms. Lockhart received a fee of $15,000 for her role as the Chair of the Corporate Responsibility Committee.

(7)	Mr. Marcet received a prorated fee of $2,052 for his membership on the Audit Committee from April 25, 2017 to December 31, 2017.

(8)	Dr. Moyo received a fee of $3,000 for her membership on the Audit Committee.

(9)	Mr. Shapiro received a fee of $25,000 for his role as the Chair of the Audit Committee.

(10)	Mr. Thrasher received a fee of $3,000 for his membership on the Audit Committee.

Barrick Gold Corporation | 2018 Circular	43

Aggregate Option Exercises During Financial Year Ended December 31, 2017

Our directors did not exercise any stock options during 2017.

Outstanding Share-Based Awards and Option-Based Award as at Year Ended December 31, 2017

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2017 for directors other than Messrs. Dushnisky and Thornton, whose awards are disclosed in “2017 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2017” on page 76.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Gustavo A. Cisneros	Nil				Nil		$1,647,901
Graham G. Clow	Nil				Nil		$218,396
Gary A. Doer	Nil				Nil		$218,396
J. Michael Evans	Nil				Nil		$803,968
Brian L. Greenspun	Nil				Nil		$602,979
J. Brett Harvey	Nil				Nil		$1,247,140
Nancy H.O. Lockhart	Nil				Nil		$847,942
Pablo Marcet	Nil				Nil		$190,961
Dambisa F. Moyo	Nil				Nil		$794,070
Anthony Munk	Nil				Nil		$1,478,458
J. Robert S. Prichard	Nil				Nil		$384,801
Steven J. Shapiro	Nil				Nil		$1,188,436
Ernie L. Thrasher	Nil				Nil		$847,942

(1)	Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2017” table below for information on the DSUs awarded to directors in 2017.

(2)	The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2017, multiplied by the closing price of our Common Shares on the NYSE on December 29, 2017, the last trading day of 2017 ($14.47).

44	Barrick Gold Corporation | 2018 Circular

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2017

The following table provides information for each of the directors, other than Messrs. Dushnisky and Thornton, whose awards are disclosed in “2017 Compensation for Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2017” on page 77 on the value that would have been realized upon vesting of share-based awards during the year ended December 31, 2017.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)
Gustavo A. Cisneros(3)	Nil	$212,649	Nil
Graham G. Clow(4)	Nil	$151,089	Nil
Gary A. Doer(5)	Nil	$151,089	Nil
J. Michael Evans(6)	Nil	$205,684	Nil
Brian L. Greenspun(7)	Nil	$154,263	Nil
J. Brett Harvey(8)	Nil	$209,342	Nil
Nancy H.O. Lockhart(9)	Nil	$206,047	Nil
Pablo Marcet(10)	Nil	$200,625	Nil
Dambisa F. Moyo(11)	Nil	$155,840	Nil
Anthony Munk(12)	Nil	$211,251	Nil
J. Robert S. Prichard(13)	Nil	$202,225	Nil
Steven J. Shapiro(14)	Nil	$208,857	Nil
Ernie L. Thrasher(15)	Nil	$206,047	Nil

(1)	No directors had outstanding options as at December 31, 2017.

(2)	The figures shown represent all DSUs awarded that vested in 2017. In 2017, Messrs. Cisneros, Evans, Harvey, Marcet, Munk, Prichard, Shapiro, and Thrasher, and Ms. Lockhart elected to receive 100% of the director retainer in DSUs, while Messrs. Clow, Doer, and Greenspun, and Dr. Moyo elected to receive the mandated portion of the director retainer (75%) in DSUs. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2017 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of our Common Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Cisneros’ share-based awards include 12,239 DSUs and 785 DSU dividend equivalents.

(4)	Mr. Clow’s share-based awards include 9,179 DSUs and 68 DSU dividend equivalents.

(5)	Mr. Doer’s share-based awards include 9,179 DSUs and 68 DSU dividend equivalents.

(6)	Mr. Evans’ share-based awards include 12,239 DSUs and 353 DSU dividend equivalents.

(7)	Mr. Greenspun’s share-based awards include 9,179 DSUs and 265 DSU dividend equivalents.

(8)	Mr. Harvey’s share-based awards include 12,239 DSUs and 580 DSU dividend equivalents.

(9)	Ms. Lockhart’s share-based awards include 12,239 DSUs and 376 DSU dividend equivalents.

(10)	Mr. Marcet’s share-based awards include 12,239 DSUs and 40 DSU dividend equivalents.

(11)	Dr. Moyo’s share-based awards include 9,179 DSUs and 363 DSU dividend equivalents.

(12)	Mr. Munk’s share-based awards include 12,239 DSUs and 698 DSU dividend equivalents.

(13)	Mr. Prichard’s share-based awards include 12,239 DSUs and 139 DSU dividend equivalents.

(14)	Mr. Shapiro’s share-based awards include 12,239 DSUs and 550 DSU dividend equivalents.

(15)	Mr. Thrasher’s share-based awards include 12,239 DSUs and 376 DSU dividend equivalents.

Barrick Gold Corporation | 2018 Circular	45

Compensation Discussion & Analysis

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Compensation at Barrick rewards execution on our overarching vision: creating wealth for our owners and the communities and countries with which we partner. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our Executive Chairman and Named Partners, now and over the long-term. This has helped reinvigorate the partnership culture that drove Barrick’s early success. Our leaders are not merely aligned with owners – they are owners.

Key highlights of our compensation system:

✓	A significant portion of executive compensation is long-term in nature, in the form of units that convert into Common Shares.

✓	Leaders must hold these shares as long as they remain with the Company, far exceeding the holding requirements of our peers and the broader market.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution, and disclosed to our shareholders in advance of each year.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our NEOs, the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2017 Named Executive Officers

The following individuals are referred to in this Compensation Discussion & Analysis as the NEOs:

John L. Thornton	Executive Chairman

Kelvin P.M. Dushnisky	President

Kevin J. Thomson	Senior Executive Vice President, Strategic Matters

Catherine P. Raw	Executive Vice President and Chief Financial Officer

Mark F. Hill	Chief Investment Officer

For the purposes of this Circular, we refer to our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; and Chief Investment Officer as Named Partners. The Executive Chairman is an NEO but not a partner.

46	Barrick Gold Corporation | 2018 Circular

2017 Compensation of Named Executive Officers

2017 Compensation of the Executive Chairman

At our 2015 annual meeting, we committed to developing a formal compensation plan for our Executive Chairman that links his LTI award to measurable performance criteria along with the shareholder experience. In 2016, the Compensation Committee consulted extensively with shareholders to review the Executive Chairman’s compensation approach and structure. The scope of this review included the performance basis underpinning compensation, his total compensation opportunity relative to Barrick’s peers, as well as traditional and innovative performance-based compensation models employed by other companies. Based on this review, the Compensation Committee sought to develop an approach that: (a) appropriately rewards the Executive Chairman for his contributions in support of our value creation priorities; (b) ties his LTI to the experience of our shareholders; and (c) reflects our performance-based and ownership-centric compensation philosophy.

Balancing these priorities, in 2016, the Board of Directors approved, on the recommendation of the Compensation Committee, a unique four-step performance and compensation framework for our Executive Chairman.

Principal points of concern raised by our shareholders		Our Response: Four-Step Performance and Compensation Framework
“The Executive Chairman continues to receive awards on a largely discretionary basis.”	g	Step 1	The Executive Chairman’s total compensation range is reviewed, set, and disclosed annually. This provides a clear guideline for determining the range of LTI opportunities for the Executive Chairman.
“The Executive Chairman’s compensation is not truly tied to pre-established and measurable long-term performance metrics.”	g	Step 2	We employ a structured performance assessment that ties actual compensation to strategic and financial goals that are measurable and established in advance.
“The Executive Chairman’s incentive compensation is not sufficiently linked to the Company’s share price performance.”	g	Step 3	We conduct a formal review of the Company’s short- and long-term total shareholder return to ensure that the Executive Chairman’s compensation reflects the overall shareholder experience.
“The Executive Chairman’s incentive compensation is not at risk of forfeiture and not truly long-term.”	g	Step 4	A significant majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares that are subject to clawback and holding requirements until the later of three years and the date he retires or leaves the Company, even when share ownership requirements are fully met.

Application of the Four-Step Performance and Compensation Framework

We applied our framework for the 2017 performance year, and the results of our assessment are further described beginning on page 49.

Step 1: Review and set total compensation range

To set a total compensation range for our Executive Chairman, the Compensation Committee, in consultation with its independent compensation consultant Pay Governance, reviewed median and 75th percentile global top executive pay from our Mining Peer Group and the broader market, including companies with an Executive Chairman role. The Compensation Committee considered several factors to set this total compensation range, including the roles and responsibilities of the Executive Chairman, the value of his individual contributions and benchmarking data as described in “Compensation Governance and Oversight – Compensation Benchmarking and Peer Group” on page 67, and internal pay relativity, without placing specific emphasis on any one factor. The total compensation range is reviewed and set annually, and serves as a guideline for the Compensation Committee.

For 2017, the Compensation Committee approved a total compensation range of $3 to $9 million for the Executive Chairman. Actual total compensation awarded can vary within this range based on company and individual performance. Total compensation in excess of this range will only be considered, on an exceptional basis, for superior absolute and peer relative TSR outperformance. The Executive Chairman’s LTI range (2017: up to $5.5 million) equals the total compensation range, less base salary, pension, and other benefits and perquisites (totaling approximately $3.36 million).

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Step 2: Evaluate performance within framework

Our refined framework assesses the Executive Chairman’s performance based on strategic and financial goals that are pre-determined and measurable. We disclose these goals in advance to our shareholders each year.

•	Strategic Goals (50%): Strategic goals for the Executive Chairman include annual initiatives comprised of specific and concrete objectives that support the achievement of Barrick’s strategic goals, which are designed to create long-term value for our shareholders. Progress against these initiatives is assessed by the Corporate Governance & Nominating Committee, in consultation with the Lead Director, for the most recently completed financial year. The Compensation Committee considers the results of this assessment in the process of determining the Executive Chairman’s LTI award. Please see page 50 for the Executive Chairman’s performance against his 2017 annual initiatives, and page 49 for his 2018 annual initiatives.

•	Financial Goal (50%): The Compensation Committee determined that ROCE is the most comprehensive reflection of the Executive Chairman’s strategic oversight role. ROCE measures the return generated by all sources of capital funding for Barrick’s pipeline and portfolio, including capital allocated for our operating mines and non-operating exploration and growth projects. It is broader than the ROIC measure used for our Named Partners, which deliberately focuses on returns generated from capital invested in the Company’s existing operating mines.

The hurdle rate of return for the Executive Chairman to be considered for this portion of his LTI award is 7%. This hurdle rate is stress-tested each year to ensure that it is an appropriate stretch goal. It takes into consideration Barrick’s cost of capital and is based on the Committee’s view that the Executive Chairman should be rewarded for the oversight of Barrick’s pipeline and portfolio, as well as for the delivery of exceptional returns over the long-term. At the end of each year, the Compensation Committee considers the actual ROCE result relative to the hurdle rate, and the progress that has been made in strengthening Barrick’s pipeline and portfolio, in accordance with the strategic priorities set by the Board. Our ROCE result and assessment considerations are disclosed to shareholders each year.

The Executive Chairman’s LTI award is determined based on the Compensation Committee’s review of his progress against strategic initiatives and the ROCE achieved each year, relative to the LTI range for that year. No LTI award is guaranteed.

(1)	ROCE is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by Average Capital Employed. Capital Employed is defined as total consolidated assets, as represented on the company’s reported balance sheet. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Step 3: Review and recommend compensation in the context of the overall shareholder experience, for approval by the Board of Directors

Our refined framework ensures that the Executive Chairman’s total compensation reflects the overall shareholder experience. The Compensation Committee may, in its discretion, positively or negatively modify the LTI award for the Executive Chairman, based on its review of Barrick’s TSR on an absolute basis and relative to our Mining Peer Group, sector peers, and other broad market indices. Absolute and relative TSR will be considered over a one to three year performance period and total compensation in excess of the total compensation range will only be considered, on an exceptional basis, for superior TSR outperformance. The final decision and rationale is disclosed to our shareholders each year. The Executive Chairman’s compensation is approved by the independent directors of the Board on the recommendation of the Compensation Committee.

48	Barrick Gold Corporation | 2018 Circular

Step 4: Award a significant majority of the Executive Chairman’s LTI in “After-Tax Shares” that are subject to market leading holding requirements and clawback

The Executive Chairman’s compensation is structured to maintain a strong focus on creating sustainable, long-term shareholder value. A significant majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares. These After-Tax Shares cannot be sold or otherwise disposed of until the later of: (a) the date the Executive Chairman retires or leaves the Company, and (b) three years from the date of purchase. Holding restrictions will continue to apply to all shares awarded to our Executive Chairman as LTI, even though our Executive Chairman has already exceeded his share ownership requirement. These holding requirements far exceed the long-term compensation holding requirements of our peers. In our view, these long-term holding requirements, combined with our Executive Chairman’s already significant share ownership position, provide him with significant motivation to create value for our fellow owners, now and over the long-term.

Our Executive Chairman’s incentive compensation is subject to forfeiture under Barrick’s robust clawback policy, which goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act, as described under the heading “Managing Compensation Risks – Enhanced Clawback Policy” on page 68.

2018 Annual Initiatives for our Executive Chairman

In consultation with the Lead Director, the Executive Chairman has defined a series of specific and concrete initiatives for 2018. On the recommendations of the Corporate Governance & Nominating Committee and the Compensation Committee, the Board has approved these initiatives. The Executive Chairman’s performance against these initiatives will be evaluated by the Corporate Governance & Nominating Committee, in consultation with the Lead Director.

The 2018 initiatives include: (a) provide leadership and oversight for the effective functioning of the Board of Directors, paying particular attention to size and composition; (b) drive Board oversight of talent and succession planning, including advancing our partnership and ownership culture through a decentralized model; (c) enforce financial rigor and prudence, as evidenced by discerning portfolio management, disciplined capital allocation and investments, and a stronger balance sheet; (d) reinforce and drive the focus on growing free cash flow per share over the long-term through operational excellence – focusing on the fundamentals and superior execution; (e) drive the development of a long-term growth plan; (f) advance the resolution of outstanding issues with governments and complex projects; and (g) build and manage stakeholder relationships and strategic alliances, including and especially with China.

Throughout the year, the Board may also request the Executive Chairman’s direct involvement in significant and consequential matters as needed.

Assessment of the Executive Chairman’s 2017 Performance

The Compensation Committee applied the Performance and Compensation Framework to determine the Executive Chairman’s 2017 incentive compensation award. Based on this framework, the Executive Chairman’s performance was evaluated against the initiatives that we set out for him in our 2017 information circular, recommended by the Corporate Governance & Nominating Committee in consultation with the Lead Director and the Compensation Committee. In 2017, Mr. Thornton provided strong leadership to the Board and the Executive Committee to drive the execution and delivery of our 2017 priorities. Barrick achieved a ROCE of 9.4%, which is comfortably within the long-term range of 7% to 12% contemplated by our Performance and Compensation Framework, and reflects the high quality of the Company’s asset portfolio. Under the Executive Chairman’s leadership, the Company made progress on a number of key strategic objectives, exceeding its debt reduction target for 2017 and establishing a strategic partnership with Shandong Gold with the potential to create substantial long-term value. At the same time, the Company experienced setbacks at the Veladero mine in Argentina and at Acacia. The Compensation Committee also recognized the challenging shareholder experience in 2017 relative to 2016. The Compensation Committee therefore recommended a reduction in the Executive Chairman’s incentive compensation to the independent directors of the Board for approval. An incentive compensation award of $4.341 million, which represents an 18% reduction compared to 2016, was approved by the independent directors.

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STRATEGIC GOALS	50%

2017 Initiatives (Disclosed in 2017 Circular)	2017 Performance Highlights
(a) Provide leadership and oversight for the effective functioning of the Board of Directors

✓     Oversaw the recruitment of two new Board members, Ms. Patricia Hatter and Ms. María Ignacia Benítez. Ms. Hatter is a seasoned technology industry executive with 22 years of experience in the implementation of digital transformation and is uniquely qualified to support the advancement of Barrick’s digital strategy. Ms. Benítez has extensive public and private sector experience, and her intimate understanding of the Chilean political, legal and regulatory system makes her a highly valued addition to the Board.

(b) Drive Board oversight of talent and succession planning, including advancing our partnership and ownership culture

✓     Led an in-depth succession planning session covering key roles from Barrick’s mine sites to the Executive Committee.

✓     Working with the Executive Vice President, Talent Management, deepened the ownership culture across the organization with a grant of Common Shares under Barrick’s Global Employee Share Plan, shares which employees must hold as long as they work for the Company.

(c) Enforce financial rigor and prudence, as evidenced by discerning portfolio management, rigorous capital allocation, and a stronger balance sheet

✓     Working with the Executive Committee, reduced total debt by $1.51 billion, further strengthening our balance sheet, and maintained strict discipline in our capital allocation decisions, which included raising our dividend by 50% and increasing investments in organic projects.

(d) Lead the focus on growing free cash flow per share by driving Best-in-Class operational excellence and Barrick’s digital transformation

✓     Working with the Executive Committee, unified our Cortez and Goldstrike mines into a single operation and completed a series of pilot digital projects to lay the foundation for our digital transformation.

✓     Drove the creation and recruitment of the distinctive new position of Chief Digital Officer, a first for the mining industry – and hired Sham Chotai, who came to Barrick with 25 years of experience in digital technology, business intelligence, and software development.

(e) Ensure the advancement of projects, expansions, and exploration, including options for Pascua-Lama

✓     Successful exploration added eight million ounces of proven and probable gold reserves.

✓     Formed a working group with Shandong Gold to study a potential partnership at Pascua-Lama, building on our recently formed joint venture at the nearby Veladero mine.

(f) Build and manage stakeholder relationships and strategic alliances, including and especially with China

✓     Continued to strengthen our partnership culture, particularly in creating and building distinctive and enduring relationships with China and China’s best companies.

✓     Oversaw the formation of the 50/50 joint venture with Shandong Gold at the Veladero mine, a landmark agreement with the potential to create significant long-term value for our owners, as well as our community and government partners in Argentina and beyond.

FINANCIAL GOAL	50%

ROCE	2017 Actual 9.4%	>7% Hurdle Rate ✓	Within 7 – 12% Long-Term Range ✓	Year-over-year improvement in ROCE due to strong investment discipline and ongoing optimization of Barrick’s pipeline and portfolio under the Executive Chairman’s leadership.

SHAREHOLDER EXPERIENCE MODIFIER	Modifier

Barrick’s Relative TSR Positioning
Mining Peer Group	1-Year TSR 2017 5th Percentile	3-Year TSR 2015 - 2017 69th Percentile

2017 LTI Award for the Executive Chairman

$4,341,000

(61% of the after-tax proceeds were used to purchase 136,636 Common Shares on the open market and the remainder was paid in cash.
The Executive Chairman’s LTI award was not accrued to the Executive Retirement Plan)

2017 Total Compensation for the Executive Chairman $7,700,478

50	Barrick Gold Corporation | 2018 Circular

2017 Compensation of our Named Partners

Our Named Partners participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Reflecting a deep commitment to long-term ownership at the heart of our partnership culture, our Named Partners are also subject to industry-leading share ownership requirements.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our Named Partners to ensure they remain competitive. Effective March 1, 2018, the base salaries of our Executive Vice President and Chief Financial Officer, and the Chief Investment Officer were increased to Cdn $900,000. These salary increases were determined based on a competitive compensation assessment and are commensurate with their respective roles and responsibilities. The Compensation Committee determined that the base salaries for our other Named Partners are competitively aligned with the Mining Peer Group and will remain unchanged from 2017 to 2018.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan. Named Partners are awarded API based on their achievement of the annual initiatives and goals included in their Annual Performance Incentive scorecards (API Scorecards). API Scorecards are developed each year in consultation with the Executive Chairman and the Lead Director. The performance of our Named Partners is holistically evaluated by the Executive Chairman, with input from the Lead Director, based on their accomplishments against their API Scorecards. Each scorecard is assigned a rating from 0% (minimum) to 100% (maximum), which is multiplied by the API opportunity for each of our Named Partners to determine payouts. Maximum API awards of 300% of salary will only be made in cases of demonstrably superior performance across all scorecard categories.

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2018 Annual Performance Incentive Scorecards

The table below summarizes our 2018 strategic priorities of the Named Partners in 2017. The strategic priorities underpin the annual initiatives and goals developed for our 2018 API Scorecards. Each year, API Scorecards are customized by role for our Executive Committee, including our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; and Chief Investment Officer. The 2018 priorities are weighted in each API Scorecard to reflect individual scope of accountability. Individual performance against each of our 2018 priorities will be assessed at the end of the year and disclosed for our 2018 Named Partners in our 2019 information circular.

Our Core Principles	Our 2018 Strategic Priorities	President	SEVP, Strategic Matters	EVP & CFO	CIO
Focus Focus our portfolio on gold mines that sustainably maximize our cash flow per share and growth potential

•    Explore the sale of assets that do not fit our strategic focus and complete divestments that generate acceptable value for those assets

•    Invest in mines and jurisdictions that provide the best returns for an appropriate level of risk

Mining Excellence Unleash the full potential of our mines

•    Focus on optimizing our business by bridging the technical limits gap, augmented and supported by innovation and digitization

•    Grow free cash flow(1) from our operations by optimizing throughput rates, improving productivity and reducing sustaining capital and overall costs

•    Minimize risk

•    Mine with zero fatalities

•    Work towards achieving 100 percent compliance with environmental, regulatory, and community obligations

•    Deliver against the 2018 budget

People Recruit, manage, and motivate exceptional people

•    Be bold in aspiration and ambition, and follow through with the highest level of performance and execution

•    Have clear roles and deliverables that align everyone’s responsibilities with their personal commitments (scorecards)

•    Identify and develop talent at all levels to meet the requirements of our business as a best-in-class company and improvements associated with our investments in digital technologies while balancing prudent investment in human capital

Financial Flexibility Continuously strengthen the balance sheet

•    Maximize free cash flow(1) growth by optimizing throughput, lowering costs (including G&A), and improving productivity

•    Allocate capital in a disciplined manner with an understanding of both the potential returns and associated risks

•    Include closure in all investment considerations

•    Optimize the management of our closure portfolio

•    Apply latest technology, and consider potential opportunities for divestiture

•    Apply equal discipline to acquisitions and sales

•    Explore attractive joint ventures and strategic partnerships

Growth Growth through exploration, acquisitions, and innovation

•    Focus on responsible mineral resource management and continuously improved orebody knowledge, adding to and upgrading reserves and resources

•    Develop and advance a balanced pipeline of high-returning projects consistent with our strategic growth ambitions, and seek to exit those that do not meet expectations

•    Pursue high-returning growth options with a mindset of innovation, cost control, and risk mitigation

•    Develop digital opportunities that can be applied elsewhere to deliver maximum growth potential

•    Utilize innovation to refocus on business outcomes

Partnership Live and breathe the values of partnership

•    Continue to make owners leaders

•    Foster core values of trust, transparency, shared responsibility and accountability, and emotional and financial ownership

•    Become the partner of choice with suppliers, host governments and communities, and other mining companies

•    Pursue innovation while developing partnerships with those that will facilitate mining excellence, including through the application of digital technologies

(1)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

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API decisions are made by the Compensation Committee in February after the end of each year, once audited financial statements are approved by the Board. API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board a different payout from the value determined by the API Scorecards. The Compensation Committee also reserves the right to make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the measurement period. Any such adjustments will be fully disclosed in our information circular each year.

See “2017 Performance Considerations for Named Partners” on pages 60 to 64 for detailed pay and performance highlights for our Named Partners.

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which is designed to ensure that our Named Partners and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. Named Partners receive 100% of their LTI in the form of PGSUs, which are share-based units that convert into Common Shares following a vesting period of 33 months. PGSUs, even after they convert to Common Shares, cannot be sold until a Named Partner retires or leaves the Company. Our emphasis on long-term ownership for our executives and all of our other partners means that our leaders invest a significant portion of their earned compensation in Common Shares which they cannot sell until they retire or leave the Company. Over time, this investment in Common Shares will represent a meaningful part of their wealth. The value of those shares is less than their face value because of the long-term, illiquid nature of the investment, which is not reflected in the compensation tables.

Each year, PGSUs are awarded based on the Compensation Committee’s assessment of the Company’s performance against the financial and non-financial metrics included in our Long-Term Company Scorecard. These metrics were carefully selected in consultation with our shareholders to drive long-term shareholder value. The dollar value of PGSUs granted to each of our partners is determined based on the result of the Long-Term Company Scorecard (ranging from 0% to 100%), multiplied by each partner’s LTI opportunity (capped at 100% to 600% of salary, which varies based on role). The number of PGSUs granted is determined by taking the dollar value of the PGSUs granted, divided by the closing share price of our Common Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the closing share price of the first trading day after the Blackout Period, whichever is greater (as defined in the PGSU Plan). The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that a Named Partner receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

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Illustrative Life Cycle of a PGSU Award

The following diagram illustrates the life cycle of a PGSU award, from grant to payout, following termination of employment or retirement.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard Performance	PGSUs vest, Common Shares are purchased in the market by a third-party administrator on behalf of each partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that partners are only rewarded for sustainable performance and shareholder value creation.

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI opportunity, which varies by partner from one to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the closing price of our Common Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the first trading day following the Blackout Period, whichever is greater.

PGSUs vest 33 months from the date of grant. The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of our Common Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third- party administrative agent to purchase our Common Shares on the open market, on behalf of the partner.

Common Shares purchased (Restricted Shares) cannot be sold until the partner retires or leaves the Company (up to two years longer if the partner leaves to join, or provide services to, a defined competitor). Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a partner leaves the Company, unvested PGSUs will continue to vest per the normal schedule, which will be paid in cash when and as vested. Restrictions on Restricted Shares will lapse and cease to apply.

When a partner leaves the Company to join, or provide services to, a defined competitor, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination or retirement and 25% on each of the first and second anniversary of termination or retirement).

The key characteristics of the PGSU Plan are included in Schedule C to our Circular. Refer to page 57 for the results of the 2017 Long-Term Company Scorecard and on the next page for prospective disclosure of the 2018 Long-Term Company Scorecard.

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2018 Long-Term Company Scorecard

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2018 PGSU awards, as well as a description of why each performance measure is important to Barrick. The Board’s assessment will focus on the past year’s performance as well as the trend in performance over the last three years (i.e., the past year and the two preceding years). The financial and non-financial scorecard measures have been carefully considered, with extensive shareholder input, to ensure alignment with our long-term strategy.

Scorecard Metrics	Long-Term Performance Basis	Weighting	Why we selected the metric
Financial Metrics (60%)
Return on Invested Capital(1)	10 - 15%	15%	To measure the returns generated from capital invested in the Company’s existing operating mines
Growth in Free Cash Flow per Share(2)	Deliver positive and growing free cash flow per share	15%	To measure our ability to grow free cash flow per share and deliver industry-leading margins
Robust Dividend per Share(3)	25% - 35%	10%	To evaluate our ability to create and deliver excess returns to our fellow owners
Strong Capital Structure(4)	Material improvements to balance sheet progressing towards A grade credit rating	10%	To evaluate actions taken to strengthen our balance sheet, which would enable strategic alternatives for future growth
Capital Project Execution(5)	Final investment decision budget	10%	To evaluate our ability to deliver major capital projects to the planned cost and schedule established
Non-Financial Metrics (40%)
Strategic Execution(6)	Judgment	15%	To assess our progress in maximizing the value of our asset portfolio, how we addressed critical issues facing the business, and whether important strategic milestones were met
Reputation and License to Operate(7)	Judgment	15%	To assess Barrick’s environmental and safety performance trajectory over time, our compliance record, Corporate Social Responsibility performance, and success in building and developing deep partnerships with our stakeholders
People Development(8)	Judgment	10%	To evaluate the degree to which we upgrade and develop our talent across the organization

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, plant and equipment of the financial statements in our 2017 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	We expect our business to operate at margins that provide strong free cash flow per share and will therefore evaluate achievement based on realized free cash flow per share and the growth trajectory over time. Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(3)	Dividends will be based on an annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, acquisitions, etc.) to ensure that there is a focus on delivering excess returns.

(4)	Strong capital structure will be determined based on material actions taken to improve the balance sheet and Barrick’s investment grade rating as determined by major debt rating agencies, and we will continue to hold a very high standard for our aspired capital structure.

(5)	Capital project execution will be determined based on delivery of major capital projects to the planned cost and schedule established at the time of Board approval (Final Investment Decision). The assessment will be performed on a project-by-project basis (weighted by size of the project) and will consider quantitative and qualitative dimensions. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, our realization of value for capital dollars spent through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost.

(6)	Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to grow cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(7)	Reputation and license to operate will be qualitatively assessed based on quantitative and qualitative measures. We will measure our performance trajectory over time for environmental (e.g., incidences) and safety (e.g., fatalities, Total Reportable Injury Frequency Rate). Qualitative measures include our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(8)	Our people development priorities are: to strengthen and renew the senior leadership of the Company by attracting external talent and moving people into optimal roles; drive an equivalent level of renewal across all areas of our business through Barrick’s partnership program and selective new hiring; and build effective, industry-leading processes for attracting, developing, evaluating, and retaining people at all levels of the Company. People development will be qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Restricted Share Units (RSUs)

RSUs may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion and/or long-term retention needs. RSUs vest up to three years from the date of grant (as specified

Barrick Gold Corporation | 2018 Circular	55

by the Compensation Committee at the time of the grant), and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis. The key characteristics of the Restricted Share Unit Plan are included in Schedule D of this Circular.

Previous Compensation Policies that Continue to Apply

We no longer grant stock options for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. We have also ceased granting Performance Restricted Share Units (PRSUs), which are deferred cash incentives, to strengthen our commitment to long-term emotional and financial ownership.

Certain Named Partners and officers of the Company continue to hold stock options granted prior to 2013 (in respect of the 2012 performance year). Please refer to “Other Information – Equity Compensation Plan Information” beginning on page 85 for terms applicable to all outstanding option grants. There are no outstanding PRSUs.

Other Executive Compensation Elements

Employee Share Purchase Plan (ESPP)

All head office employees, including our Named Partners, are eligible to participate in the ESPP. The ESPP enables our employees to purchase our Common Shares through payroll deduction. We pay for the account set-up and purchase fees and match 50% of the employee contributions, up to a maximum of Cdn $5,000 per year.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for the officers based outside of the United States (including Canada) and one for the officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan. See page 78 for a detailed description of the Executive Retirement Plans.

Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to employees and executives. Barrick’s group benefits package for all full-time employees includes health, dental, life, disability, and accidental death and dismemberment coverage. Our executives, including our NEOs, are also eligible for additional benefits and perquisites which generally include a leased vehicle or car allowance, parking benefits, financial counselling, and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, accidental death and dismemberment and long-term disability coverage, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout its global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated on hire or promotion. Relocation benefits generally include relocation expenses, home finding and destination services, home sale and purchase assistance, housing allowances, moving allowances, as well as certain cash allowances recognizing cost of living differences in the host location. Our international relocation program facilitates global mobility and enables us to quickly meet our business needs around the world and develop our employees into the next generation of industry leaders.

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2017 Performance Considerations for Named Partners

2017 Long-Term Company Scorecard (for 2017 PGSU Awards)

PGSU awards granted in February 2018 in respect of 2017 were determined using the 2017 Long-Term Company Scorecard that was published in the 2017 information circular. The Compensation Committee determined the 2017 PGSU awards based on the following performance considerations:

Long-Term Performance Measure	Long-Term Performance Basis	Weighting	2017 Performance	Assessment	Outcome

Return on Invested Capital(1)	10% - 15%	15%	7.9%	0%	0%

Growth in Free Cash Flow per Share(2)	Deliver positive and growing free cash flow per share	15%	Free cash flow(2) of $669M (1,166M shares outstanding); $0.57per share; raised quarterly dividend by 50% from $0.02 per share to $0.03 per share	33%	5%

Robust Dividend per Share(3)	25% - 35%	10%	16% of adjusted net earnings; $0.12/share	20%	2%

Strong Capital Structure(4)	Material improvements to balance sheet progressing towards A grade credit rating	10%	Debt reduction of $1.51 billion in 2017; debt reduction target exceeded	50%	5%

Capital Project Execution(5)	Final investment decision budget	10%	Capital spend 9% below budget and all major capital growth projects remain on schedule and budget	80%	8%

Strategic Execution(6)	Judgment	15%	Unified Nevada; Shandong partnership; accelerated digital transformation	73%	11%

Reputation and License to Operate(7)	Judgment	15%	Two fatalities (Pascua-Lama and Hemlo); Veladero incident	20%	3%

People Development(8)	Judgment	10%	Strategic hiring and leadership development roll-outs; succession planning; Human Capital Management technology transformation underway	60%	6%
2017 Long-Term Performance Outcome		100%			40%

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, plant and equipment of the financial statements in our 2017 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88. For the purposes of the scorecard, free cash flow will be adjusted for commodity prices.

(3)	Dividends to shareholders is based on the annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g., acquisitions, debt repayment, share buybacks, etc.) to ensure that there is a focus on delivering excess returns.

(4)	Strong capital structure is determined based on material actions taken to improve the balance sheet and Barrick’s investment grade rating as determined by major debt rating agencies.

(5)	Capital projects performance is determined based on delivery of approved projects at planned cost and schedule. The assessment will be quantitative and qualitative, because projects often span several years, and it is important to evaluate schedule and quality, in addition to cost. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, our realization of value for capital dollars spend through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost. All projects must meet a hurdle rate of 15%.

(6)	Successful strategy execution is qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted ROIC and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution. See footnote 1 for a description of ROIC. For a description of free cash flow, see footnote 2 and “Other Information – Use of Non-GAAP Financial Performance Measures – Free Cash Flow” on page 88 of this Circular.

Barrick Gold Corporation | 2018 Circular	57

(7)	Reputation and license to operate is qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(8)	Quality of people development is qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Financial Performance Measures (60% weighting)

Return on Invested Capital(1) (15% weighting, assessment: 0%):

Barrick has made substantial progress in upgrading its portfolio of mines, driving improvements to operational profitability, and reallocating capital to only those projects that meet target returns. These actions will produce higher ROIC(1) over time, but we have not yet achieved our long-term performance range of 10% - 15% ROIC(1). For 2017, ROIC(1) was 7.9% and as a result there is no payout on this metric.

Growth in Free Cash Flow per Share(2) (15% weighting, assessment: 33%):

We believe that a healthy, high-performing mining business must deliver positive free cash flow across the gold price cycle and be self-funding for growth. In 2017, we generated $2.07 billion in operating cash flow and $669 million in free cash flow(2) (1,166,577,478 shares outstanding). While this represents robust free cash flow for 2017, it is nonetheless a significant reduction from the $1.51 billion in free cash flow(2) generated in 2016 (1,165,577,478 shares outstanding). The payout for this metric is therefore 33%.

Robust Dividend per Share (10% weighting, assessment: 20%):

Barrick places a high priority on returning to shareholders a meaningful portion of our cash margin through dividends. We aim to increase dividends over time across a wide range of gold prices. In 2017, we increased our quarterly dividend by 50% from $0.02 per share to $0.03 per share. However, our dividend was 16% of adjusted net earnings(2) which is below our long-term performance range of 25% –35% of adjusted net earnings(2). Therefore the payout for this metric is 20%.

Strong Capital Structure (10% weighting, assessment: 50%):

Barrick is focused on materially improving its balance sheet as measured by improved financial flexibility and credit rating. We made significant progress in 2017, reducing total debt by $1.51 billion, exceeding our debt reduction target and significantly strengthening our balance sheet. Our credit rating remained at Baa3/BBB- and Moody’s and Standard & Poor’s outlook for Barrick remained stable and positive, respectively. Our financial flexibility continues to improve and we recognize steady progress, but the strength of our capital structure remains below our high aspiration. The payout for this metric is therefore 50%.

Capital Project Execution (10% weighting, assessment: 80%):

Executing major capital projects well is critical to Barrick’s long-term success, especially in achieving capital return targets. We therefore set a very high, and absolute, performance standard requiring all major projects to achieve the cost and schedule estimates presented at the time of Board approval (Final Investment Decision). In 2017, capital expenditures were 9% below budget ($1.36 billion versus $1.49 billion), at the low end of our public guidance range, and all major capital growth projects remain on schedule and budget. All significant capital expenditures were independently reviewed prior to Investment Committee approval and no projects that failed to meet our investment criteria were approved. Improved rigor around capital controls and a restructuring of the Investment Committee process this year allowed additional capital to be channeled to high return projects, with a particular focus in Nevada. This additional capital was sourced from project savings and discretionary capital deferrals, without impacting critical path schedules. The payout for this metric is therefore 80%.

Non-Financial Performance Measures (40% weighting)

Strategic Execution (15% weighting, assessment: 73%):

Successful strategy execution is qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted ROIC(1) and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and delivering on our strategic initiatives. Our strategic initiatives for 2017 were to generate free cash flow at a gold price of $1,000 per ounce; reduce total debt by a further $1.45 billion; optimize our portfolio; progress the Frontera district and advance projects and exploration; unify Nevada; embed and accelerate digital transformation and innovation; and upgrade talent by developing the next generation of industry leaders. We made significant progress on each of these strategic initiatives in 2017, particularly with the formation of a landmark strategic partnership with Shandong Gold. However, our free cash flow per share decreased from 2016, and although we continued to thoroughly evaluate additional growth and asset divestiture opportunities, we were not satisfied that these opportunities would materially improve the strength of our portfolio. The payout for this metric is therefore 73%.

58	Barrick Gold Corporation | 2018 Circular

Reputation and License to Operate (15% weighting, assessment: 20%):

We recognize that our license to operate depends on the combined strength of our safety performance, compliance record (environmental, human rights, anti-corruption, etc.), and relationship building. Shortcomings, even when due to rare events, can have a significant effect on our stakeholders and business; we therefore set a high absolute standard and evaluate consistency and improvement over time. While Barrick’s safety performance continues to improve in important respects, including the lowest ever Total Recordable Injury Frequency Rate in company history at 0.35, it fell just shy of the aggressive target we set, and two colleagues lost their lives in workplace accidents at our operations in 2017. Any fatality is unacceptable and a strong reminder that safety must be everyone’s first priority. In March, our Veladero mine in Argentina suffered its third environmental incident in eighteen months, demonstrating that we still have far to go to achieve best-in-class performance. In most jurisdictions, strong government and community relations translated into a reliable operating environment for the Company. For the tenth year in a row, Barrick was listed on the Dow Jones Sustainability World Index. Barrick reports to the Global Reporting Initiative’s Sustainability Reporting Standards, in accordance with the Core option, and Barrick’s 2016 Responsibility Report was independently assured by a third-party consistent with International Council on Mining and Metals requirements. Barrick is also a participant in CDP’s water program and our water ranking remained at A- in 2017. Recognizing that we still have work to do to improve our reputation in Argentina and Chile, and that fatalities in 2017 negate any award for safety performance, the payout for this metric is therefore 20%.

People Development (10% weighting, assessment: 60%):

In 2017, we continued to strengthen our talent base with the appointment of key senior leaders in support of our strategic priorities. We appointed Jac Fourie as Senior Vice President, Capital Projects to advance our greenfield gold projects with a high level of discipline and rigor. We appointed Ann Masse as Vice President, Safety, Health and Environment to focus on our two most important priorities: ensuring the safety of our people and protecting the environment around our operations. We also appointed Sham Chotai as Barrick’s first Chief Digital Officer, to further accelerate our digital transformation. We prepared and facilitated a succession planning review for key roles across the organization for the Board of Directors. We continue to evolve our talent management processes in line with Best-in-Class practices and are undergoing a Human Capital Management transformation, including an upgrade to our existing systems and technology. We created the Barrick Learning Academy including the development of four new foundational leadership programs to facilitate cross-functional/site learning and sharing, continuous skill building, and skill refinement. Barrick’s Partnership program entered its fourth year, and we added 11 new Partners to the program. To further underscore the Company’s commitment to partnership and our belief that all employees should be personally invested in the long-term success of Barrick, we provided a second grant of shares to all employees under the Global Employee Share Plan. Retention of key talent remains high at 93% of identified positions and robust succession planning enabled us to cover 63% of critical role openings in 2017 with internal leaders. The payout for this metric is therefore 60%.

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, plant and equipment of the financial statements in our 2017 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	Free cash flow and adjusted net earnings are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Barrick Gold Corporation | 2018 Circular	59

2017 Annual Performance Incentive Considerations for our Named Partners

2017 API awards for our Named Partners were determined based on the Compensation Committee’s review of their performance against the short-term priorities and initiatives that were published in the 2017 information circular.

President – API Considerations

Mr. Kelvin Dushnisky was appointed President of Barrick on August 17, 2015. On the Executive Chairman’s recommendation and the Compensation Committee’s advice, and in consideration of Barrick’s operational performance and his contributions during 2017 to advance our 2017 priorities, the independent directors of the Board determined that an API Scorecard result of 40% was appropriate. In determining the API payout, the independent directors of the Board, on the recommendation of the Compensation Committee, exercised their discretion to reduce Mr. Dushnisky’s API from the formulaic payout to $693,090 to better align total compensation with the shareholder experience in 2017. This decision included consideration of the impact of Acacia, a company operated independently of Barrick and in which Barrick has a 63.9% equity stake, on the Company’s operational and financial performance in 2017. Mr. Dushnisky serves as Chairman of the board of Acacia. The considerations of the Compensation Committee and the independent directors of the Board are summarized in the table below.

The President’s 2017 Initiatives
Focus

•       In collaboration with the Executive Chairman and the Senior Executive Vice President, Strategic Matters, support strategic negotiations on key asset partnerships, acquisitions, and divestments, including providing support on aspects related to government relations

•       Continue to oversee the governance of Acacia as the Chairman of the Board of Directors

Mining Excellence

•       Communicate the Company’s vision, strategy, business plan, and digital transformation through oversight of Company communications, including with external stakeholders, investors and the financial community, local communities, and employees

•       Oversee the Best-in-Class initiatives for the License to Operate function and embed the Sustainability Vision and Principles (Sustainability Index) into the Company culture and performance metrics

•       Support all aspects of government relations related to Barrick Nevada

•       Oversee the establishment of Barrick’s Climate Change Policy

People

•       Create a culture of integrity and ownership that supports our Company values at all levels throughout the Company; be a champion of the Culture Survey

•       In collaboration with the Chief Sustainability Officer, Senior Vice President, Partnerships, and Executive Directors, ensure the effectiveness and continuity of our Country Executive Director leaders and teams, including the establishment of the new Vice President, Corporate Affairs role and developing a local Canadian political presence and effectiveness

•       Provide visible leadership and inspiration to the partners in the Company, to encourage each partner to perform at his or her full potential and value to the Company

Financial Flexibility

•       Ensure the Company meets financial guidance, including generating Free Cash Flow(1) at $1,000/oz and reducing debt by $1.5 billion

•       Provide governance and oversight to the Company’s responsibilities, compliance, assurance, and disclosure requirements

Growth	• Continue to provide leadership and strategic input to the Barrick Reserves and Resources Committee • Provide direction for Pascua-Lama on license to operate and optimization plan
Partnership

•       Protect and enhance the “Barrick Brand”, including with current and new host governments, the investor community (shareholders, analysts, media, etc.), associations, and the general public

•       Collaborate with the Executive Vice President and Chief Financial Officer to improve the quality of Barrick’s Investor Relations efforts and to streamline shareholder engagement activities

•       Provide strategic direction to the Senior Vice President, Partners and respective Executive Directors to strengthen Barrick’s presence in Argentina and Chile

2017 Accomplishments

✓   Enhanced the “Barrick Brand” and reinforced Barrick’s strategic vision, priorities, and digital transformation initiatives internally and externally with our owners, employees, the financial community, host governments, and other stakeholders through active outreach and media engagement

✓   Developed a Global Engagement Plan to increase the frequency and enhance effectiveness of host government outreach efforts

✓   Enhanced the tracking and reporting of geopolitical risk and public affairs and sustainability performance through the implementation of a new Country Risk Assessment process and the establishment of measurable sustainability performance metrics across the Company

✓   Led the development of Barrick’s Climate Change Policy from concept to implementation, which included the completion of a climate change risk assessment, the establishment of company-wide targets, and a commitment to support the voluntary recommendations of the TCFD; Barrick’s Climate Change Policy has garnered strong support from the Government of Canada

✓   Collaborated with the Chief Sustainability Officer and the Senior Vice President, Communications to develop the content and messaging for Barrick’s first Sustainability Day; increased engagement, emphasis on Barrick’s partnership approach and new Sustainability Vision were well received externally

✓   Enhanced stakeholder partnerships and government relationships in key regions to advance permitting and enable access to resources at key sites, including and especially at Veladero which was critical to the successful formation of the joint venture with Shandong Gold

✓   Provided leadership and strategic input to ensure business plan accountability and operational performance through the weekly BPR meetings and Chairman of Barrick’s Reserves and Resources Committee

✓   Maintained Barrick’s listing in Dow Jones Sustainability Index for the tenth consecutive year and listing in the Vigeo Eiris Index, which recognizes the 120 most advanced companies from Europe, North America, and Asia Pacific, on environmental, social, and governance performance

✓   Strengthened the quality of investor communications in collaboration with the Executive Vice President and Chief Financial Officer and the Senior Vice President, Investor Relations

(1)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

60	Barrick Gold Corporation | 2018 Circular

Four-Year Reported and Realized Pay Comparison for President

Reported pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized pay is the compensation actually received by the President during the year, including base salary, API earned and all other compensation, as reported in the Summary Compensation Table. It also includes the value of stock options exercised and LTI awards that vested during the year and for which there are no post-vesting holding restrictions, as reported in the “Value Vested or Earned During the Year” table for each respective year.

The graph (expressed in thousands of dollars) compares the compensation reported for our President in the Summary Compensation Table from 2014, the year that Mr. Dushnisky was appointed to the role, to 2017, with the compensation that he actually received for the same period from earned and vested awards.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the Summary Compensation Table, our President does not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the shareholder experience over the long-term. The value of the LTI awards reported in the Summary Compensation Table therefore represents a future compensation opportunity, rather than an in-year compensation value.

During 2014 to 2016, the amount of compensation actually received (Realized Pay) by our President was, on average, 38% less than the Reported Pay in the “Summary Compensation Table”. In 2017, Realized Pay was slightly higher than reported pay for the President due to the vesting of the February 2014 RSU and PRSU awards, which were paid in cash. The 2017 realized value column excludes the value of the February 2015 PGSU Award that vested in 2017, as our President cannot sell and therefore, realize value from, the Restricted Shares purchased on the open market with the after-tax value of the award until he retires or leaves the Company. By comparison, the LTI included in the reported pay for 2017 only reflects the grant date fair value of the 2017 PGSU award (which vests 33 months from the date of grant and, upon vesting, the after-tax proceeds of which are used to purchase Restricted Shares that are also subject to the holding restriction described above).

Barrick Gold Corporation | 2018 Circular	61

Senior Executive Vice President, Strategic Matters – API Considerations

Mr. Kevin Thomson was appointed Senior Executive Vice President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the Executive Chairman’s recommendations and Mr. Thomson’s contributions to advance our 2017 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 70% was appropriate and awarded Mr. Thomson an API of $1,455,489. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice President, Strategic Matters’ 2017 Initiatives
Focus

•       Continue the process of divesting assets considered non-core to Barrick

•       Work closely with the Evaluations group and others to complete value realization and other studies on assets to be disposed of

•       Work with our Executive Vice President and Chief Financial Officer, Senior Vice President, Tax, General Counsel and other internal lawyers, bankers, external counsel, and others to execute sale transactions in a world-class manner

Financial Flexibility
People

•       Continue to drive a high performance culture in our Strategic Matters group and in all other functions at Barrick essential for the success of our strategic transactions, such as tax, evaluations, technical services, accounting, and communications

•       Work with our communications and investor relations teams to communicate the work of our strategic group in a clear and transparent manner

•       Assist our President, Executive Vice President and Chief Financial Officer, and others in framing our external messaging

Growth

•       Work with other members of our Growth Committee and our evaluations group to develop a priority list of external growth options

•       Work with bankers, lawyers, and other advisors to quarterback thorough and professional assessments of various external growth options

•       For external growth options that are approved by the Executive Chairman, quarterback internal teams of various disciplines (e.g., evaluations, technical services, tax, accounting) and external advisors (e.g., bankers, lawyers, accountants) to assess and pursue those options in a professional and timely manner

Partnership

•       Role model partnership behaviors – be committed, timely and professional, and drive high performance behavior

•       Continue to train members of our Strategic Matters group on outstanding execution of our strategic transactions, and act as the leader of our various strategic initiatives

•       Work with our Executive Vice President, Talent Management; Chief Operating Officer; Vice President, Corporate Secretary and Associate General Counsel; members of our Corporate Governance & Nominating Committee; and other independent directors to deal with concerns that may be raised by shareholders from time to time, to ensure that Barrick’s approach to corporate governance is Best-in-Class, and that our governance structure and approach to compensation are clearly communicated to our shareholders in our Information Circular and elsewhere

•       Work with other members of our Executive Committee to recruit exceptional people from time to time and deal with underperforming partners, officers, and other employees in a timely, professional manner

•       Work to establish joint ventures with other major mining companies for assets in Barrick’s portfolio or in connection with external growth opportunities

2017 Accomplishments

✓     Led the transaction analysis, negotiation, and successful completion of key strategic partnerships and divestitures:

-  50/50 joint venture with Shandong Gold at the Veladero mine, a landmark agreement with the potential to create significant long-term value for our owners, as well as our community and government partners in Argentina and beyond

-  Sale of 25 percent of the Cerro Casale project in Chile to Goldcorp Inc. and establishment of a 50/50 joint venture with Goldcorp Inc. to manage the Cerro Casale and Caspiche deposits

✓     In collaboration with the Executive Chairman, and other members of the Executive Committee, advanced discussions with the Government of Tanzania, independent directors of Acacia, and members of Acacia management on outstanding tax matters relating to Acacia, the lifting of the country’s export ban on concentrates, and to develop a proposed framework agreement that would split economic benefits generated by Acacia’s operations with the Government of Tanzania on a 50/50 basis

✓     Collaborated with the Growth Committee and the Evaluations group to review and prioritize external growth options in support of Barrick’s growth strategy

✓     Managed the streamlining and effective coordination of due diligence activities among internal and external teams to ensure growth opportunities are executed with speed, agility, consistency, and to a world-class standard

✓     Continued to embed Best-in-Class standards and inspire excellence in the Strategic Matters group and in all other functions at Barrick essential for the success of our strategic transactions, such as technical services, exploration, tax, finance, communications, among others

✓     Actively engaged in the recruiting and coaching of key talent for the Strategic Matters group, including the Senior Vice President, Strategic Matters and Director, Strategic Matters

✓     Collaborated with the Executive Vice President, Talent Management; Chief Operating Officer; Vice President, Corporate Secretary and Associate General Counsel and others to ensure that Barrick embraces industry-leading corporate governance practices and disclosure

✓     Provided strategic guidance and counsel to ensure clear, consistent, and compelling messaging for investor relations and other corporate communications, including our ongoing shareholder engagement strategy

62	Barrick Gold Corporation | 2018 Circular

Executive Vice President and Chief Financial Officer – API Considerations

Ms. Catherine Raw, formerly Executive Vice President, Business Performance, was appointed Executive Vice President and Chief Financial Officer on April 26, 2016. In determining Ms. Raw’s API award, the Compensation Committee considered the Executive Chairman’s recommendations and Ms. Raw’s contributions to advance our 2017 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 75% was appropriate and awarded Ms. Raw an API of $1,386,180. The Compensation Committee’s considerations are summarized in the table below.

The Executive Vice President & Chief Financial Officer’s 2017 Initiatives
Focus

•       Support Senior Executive Vice President, Strategic Matters, and Chief Investment Officer to identify assets for sale and purchase and support process with regards to tax planning, financial modelling, and accounting

Mining Excellence

•       Strengthen and simplify internal controls by introducing purchase requisitions for all external services and goods, improving the expense and credit card system, and upgrading the Authorization for Expenditure system for capital requests; simplify reporting of General and Administrative expenses to provide greater transparency internally and externally

•       Actively coach mine planners, with the aim of enabling the business to better understand longer-term opportunities at each mine site

•       In partnership with the Executive Vice President, Exploration and Growth, improve the reserve calculation process

•       In collaboration with the Chief Operating Officer, Chief Technical Officer, and mine site leadership, further improve the quality of budgeting and forecasting processes

•       Strengthen risk management across the organization by improving the quality of enterprise risk reporting, including implementing a Critical Controls Management Plan and Business Continuity Plan, and regular risk reporting on joint ventures and non-operating assets

•       Collaborate with the Chief Operating Officer and Chief Digital Officer to ensure the successful implementation of Barrick’s digital transformation, with the aim of providing real-time data to identify and accelerate further operational improvements across our portfolio

People

•       Collaborate with the Executive Vice President, Talent Management to develop and upgrade talent in the Finance, Information Technology, and Risk functions and ensure robust succession planning

•       Collaborate with the Executive Vice President, Talent Management to implement a Chief Financial Officer leadership development program

Financial Flexibility

•       Formulate a view on the optimum capital structure for Barrick, consider ways to better manage cash flow volatility, and deliver on debt reduction target as cost efficiently as possible

•       Support the Chief Operating Officer with managing the financial exposure associated with Barrick’s closure portfolio

Growth

•       Collaborate with the Chief Investment Officer to develop a financial framework to guide portfolio optimization, capital allocation decisions, and growth options

•       Support the Executive Vice President, Exploration & Growth to determine growth priorities, strategy, and oversight of project execution

•       Jointly, with the Executive Committee, advance the Pascua-Lama project and ensure effective management of budgets and schedules

Partnership

•       Commercially articulate delivery of Barrick’s strategic objective of free cash flow(1) growth in virtually any gold price environment

•       Collaborate with the President and the Senior Vice President, Investor Relations, to build core investor relationships and to improve the quality of Barrick’s investor relations and analysis

2017 Accomplishments

✓     Led efforts to continue strengthening our balance sheet by reducing debt by $1.51 billion, or 19%, exceeding the 2017 target of $1.45 billion; approximately 75% of outstanding debt is now due post-2032 with an average maturity of 18 years(2)

✓     Consistent with our commitment to enhanced shareholder engagement, led the organization of and content for Barrick’s first Operations and Technical Update Day in February 2017

✓     Collaborated with the Senior Executive Vice President, Strategic Matters and Chief Investment Officer to analyze potential asset divestiture, investment, and joint venture opportunities

✓     In collaboration with the Chief Investment Officer and Exploration team, ensured rigorous review of capital spend against our minimum hurdle rate of 15%

✓     Provided strategic input to the Growth Committee to ensure that capital allocation is optimized to achieve a balance of high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines

✓     Strengthened financial leadership by placing new Chief Financial Officers in Chile and at Pueblo Viejo and Hemlo

✓     Collaborated with the Executive Vice President, Talent Management to restructure the Finance team, upgrade talent, and provide leadership training to mine site Chief Financial Officer to ensure efficient operations, superior governance, insightful analysis, transparency of information, and value creation

✓     Collaborated with the Executive Committee to define the role of the Chief Digital Officer, resulting in the appointment of Barrick’s first-ever Chief Digital Officer who will bring together Barrick’s Information Technology, Digital, and Operating Technology groups and ensure an integrated approach to developing and adopting digital solutions across the Company

✓     Continued to drive Best-in-Class reporting standards across the organization; the Chartered Professional Accountants of Canada recognized Barrick with their highest award for financial, corporate governance, sustainability, and electronic disclosure

✓     Continued to drive simplification of internal controls, financial planning and accounting, and reporting transparency

✓     Provided direction and strategic guidance in the formation of Barrick’s Climate Change Committee, which culminated in the development of Barrick’s climate change strategy, as well as public support of the OECD’s Task Force for Climate Change disclosure proposals

✓     Strengthened relationships with new and existing investors through active outreach and marketing in Asia, the United Kingdom, and the United States

(1)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	Outstanding debt values only relate to outstanding public debt.

Barrick Gold Corporation | 2018 Circular	63

Chief Investment Officer – API Considerations

Mr. Mark Hill was appointed Chief Investment Officer on September 12, 2016. In determining Mr. Hill’s API award, the Compensation Committee considered the Executive Chairman’s recommendations and Mr. Hill’s contributions to advance our 2017 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 70% was appropriate and awarded Mr. Hill an API of $1,132,047. The Compensation Committee’s considerations are summarized in the table below.

The Chief Investment Officer’s 2017 Initiatives
Focus

•     Identify and evaluate opportunities to increase free cash flow(1) per share beyond typical gold assets and company investments/acquisitions

•     Collaborate with the Senior Executive Vice President, Strategic Matters to provide transaction support and identify further portfolio optimization opportunities, evaluate and rank all relevant gold assets globally, and to develop a database of evaluations results

Mining Excellence

•     Fully integrate Best-in-Class outcomes into the evaluation and capital allocation processes

•     Coordinate with the Life of Mine Planning Group to ensure sustaining capital allocation is optimized year-on-year

•     Proactively monitor approved Investment Committee decisions and perform project close-out reports

•     Standardize the capital investment analysis process and presentation of results across the business to ensure the best projects are brought forward and supported

People

•     Evaluate and develop leaders in the Evaluations function, upgrade talent, ensure robust succession planning, and develop capabilities across the function

•     Fully utilize internal expertise to support evaluations

Financial Flexibility

•     Embed Best-in-Class approach to the Investment Committee; optimize the Value Assurance Review process and improve the rigor and discipline with which capital allocation decisions are made and risks are assessed to ensure all internal and external investments meet our investment criteria

•     Implement a standardized approach to reviewing non-sustaining capital investment proposals for all sites to ensure opportunities are being assessed consistently and reliably

•     Identify, evaluate, and quantify risks and ensure that appropriate risk management strategies are implemented

Growth

•     Collaborate with the Executive Vice President, Exploration and Growth to strengthen the Growth Committee in a way that enables the team to provide improved direction and opportunity identification for the Company

•     Investigate opportunities and methods to incorporate the value of exploration potential beyond existing industry norms

Partnership

•     Develop strategic partnerships to strengthen optionality for Barrick’s portfolio of projects

•     Establish a network of Chief Investment Officers from well-established capital allocators to promote knowledge sharing

2017 Accomplishments

✓	Led investment review and approval process to ensure rigorous application of capital spend and standardized investment analysis metrics to improve comparability of investment opportunities; reinforced communication of capital allocation guidelines across the organization, including providing formal education on Best-in-Class capital allocation to Barrick partners

✓	Collaborated with the Senior Executive Vice President, Strategic Matters and the Executive Vice President and Chief Financial Officer to review and prioritize all external growth options; free cash flow(1) generating projects were identified, reviewed, and accelerated

✓	Developed a database of investment opportunities including full internal evaluations on all assets of interest globally to enable the Company to react quickly to opportunities in a favorable investment environment

✓	Continued to embed Best-in-Class investment practices and decisions in the Investment Committee by reinforcing a focus on investment returns and implementing new approaches to benchmark and track investment opportunities to ensure that only the top returning projects receive funding and approval

✓	Restructured the Growth Committee

✓	Incorporated the Value Assurance Review into the investment review and approval process to ensure that the analysis of project options, risks, and opportunities are accurate, reliable, and consistent prior to evaluation by the Investment Committee

✓	Implemented Post-Investment Review process to ensure that investment returns are realized and that learnings are applied to future investments

✓	Collaborated with the Exploration team and the Executive Vice President and Chief Financial Officer to ensure that all exploration activities meet the minimum hurdle rate of 15%

✓	Collaborated with the Executive Vice President, Talent Management to develop and upgrade talent on the Investment team and ensure robust succession planning

✓	Continued to identify external partnership and growth opportunities through active outreach

(1)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

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Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs, and approves major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Executive Chairman and the President based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

The Compensation Committee recommends the compensation of the Executive Chairman based on an assessment of his performance for the year by the Corporate Governance & Nominating Committee in consultation with the Lead Director. The Compensation Committee approved and/or recommended the compensation of the President, Senior Executive Vice President, Strategic Matters, Executive Vice President and Chief Financial Officer, Chief Investment Officer, and other Executive Committee members based on their assessment of Company performance, the Long-Term Company Scorecard, the API Scorecards, and any other relevant factors, with input from the Executive Chairman.

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates the performance of our Partnership Plan participants collectively by using the Long-Term Company Scorecard at the end of each year;

•	Evaluates the individual performance of our Executive Committee using the API Scorecards at the end of each year;

•	Approves and/or recommends to the Board annual compensation for our Executive Committee using the API Scorecards and other relevant factors at the end of each year;

•	Provides recommendations to the Board regarding compensation for the Executive Chairman and President;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

For further detail about the role of the Compensation Committee and a description of its key activities and accomplishments in 2017, see the discussion under “Committees of the Board – Compensation Committee” on page 35.

Composition of the Compensation Committee

The members of the Compensation Committee are J. Brett Harvey (Chairman), Gustavo A. Cisneros, J. Robert S. Prichard, Steven J. Shapiro, and Ernie L. Thrasher. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•	Mr. Harvey, the Chairman of the Compensation Committee, has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his management experience to provide relevant compensation and governance-related insights. As well, Mr. Harvey is the Lead Director of Barrick’s Board of Directors.

•	Mr. Shapiro was the Chairman of the Compensation Committee of El Paso Corporation. Mr. Shapiro also has extensive experience from his former executive roles at Burlington Resources Inc. and Vastar Resources Inc. As well, Mr. Shapiro is the Chairman of Barrick’s Audit Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•	Mr. Cisneros has extensive experience as the owner and Chairman of Cisneros, a large privately-held conglomerate. As well, Mr. Cisneros is the Chairman of Barrick’s Corporate Governance & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

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•	Mr. Prichard has extensive human resources and compensation experience through his prior roles as President of the University of Toronto, and President and Chief Executive Officer of both Metrolinx and Torstar Corporation. He has taught labour law for many years and previously served as the Compensation Committee chairman of Imasco Limited. He is the current Compensation Committee chairman of George Weston Limited and a member of the Compensation Committee of Bank of Montreal.

•	Mr. Thrasher is the founder, Chief Executive Officer, and Chief Marketing Officer of XCoal Energy & Resources, a global coal products supplier. He draws from his management experience to provide relevant compensation and governance-related insights.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. In May 2016, Pay Governance was selected by the Compensation Committee as its new independent consultant to assist with refining the Executive Chairman’s compensation structure, on the basis of its broad experience advising compensation committees of a number of S&P/TSX60 cross-listed companies. In 2016, Pay Governance provided benchmarking advice and data for the Executive Chairman, materials on traditional and innovative performance-based compensation models employed by other companies, as well as design and shareholder engagement support with the refined approach to compensation for the Executive Chairman. In 2017, Pay Governance provided benchmarking advice and data for the Executive Chairman. The chart below summarizes the fees paid to Pay Governance in 2017 and 2016 for services provided to the Compensation Committee. Pay Governance provides advisory services exclusively to the Compensation Committee and does not advise management.

The Compensation Committee reviews and approves all fees and terms of consulting services provided by compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company to ensure that the independence of such consultants is not compromised.

Pay Governance(1)	Executive Compensation-Related Fees	All Other Fees for services provided to management	Total Fees
2017	$61,017 (100%)	Nil (Nil)	$61,017 (100%)
2016	$255,704 (100%)	Nil (Nil)	$255,704 (100%)
(1)	Pay Governance’s consulting fees are paid in U.S. dollars.

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Compensation Benchmarking and Peer Group

The competitive positioning of executive compensation is assessed using our Mining Peer Group, which is reviewed and approved every year by the Compensation Committee. The Compensation Committee will re-evaluate the Mining Peer Group during 2018 to ensure its continued appropriateness. Our Mining Peer Group is comprised of ten global mining companies that Barrick competes with for investors, capital, and mining properties, as well as qualified and experienced executive talent in the mining industry, selected based on the criteria below. Overall, we position our total compensation opportunities between the median and 75th percentile of the Mining Peer Group. Total compensation awarded may be higher or lower than the median to 75th percentile range to reflect performance. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance. In 2017, the Compensation Committee reviewed benchmarking data for the Executive Chairman and the Executive Committee, including our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; and Chief Investment Officer. The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of our Executive Chairman and Executive Committee, which at times, may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considers shareholder and governance views, the overall economic climate and business environment, retention needs, experience and potential for future advancement, and internal pay relativity. The Committee also considers Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the shareholder experience. TSR performance is reviewed annually against the Mining Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Mining Peer Group as our shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

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Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2014, the Compensation Committee was presented with the results of a comprehensive compensation risk assessment, which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick. We will undertake to refresh the compensation risk assessment in 2018.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our Executive Chairman, Named Partners, and our fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our Named Partners	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain industry-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives to our Partners

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Enhanced Clawback Policy

Barrick has adopted a Clawback Policy that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under the Clawback Policy, we may recoup certain incentive compensation paid to our Executive Chairman, Named Partners, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Executive Chairman, Named Partners, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

As a result of an amendment to our Clawback Policy in February 2017, the Clawback Policy now also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred.

A copy of our Clawback Policy is available on our website at www.barrick.com/company/governance.

Share Ownership Requirements

Our partnership culture requires that our Executive Chairman and partners be owners; we expect them to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and something that all of our partners embrace. Reflecting this philosophy, Barrick has implemented share ownership requirements for the Executive Chairman (four times salary), President (ten times salary), and all Senior Executive Vice Presidents and Executive Vice Presidents (five times salary). In addition, share ownership requirements extend to other Partnership Plan participants, including Senior Vice Presidents, Vice Presidents, Executive

68	Barrick Gold Corporation | 2018 Circular

Directors, and General Managers (one and a half to two and a half times salary). All Partnership Plan participants have until the later of five years from the date he or she became a partner or February 2020 to meet the share ownership requirements.

Common Shares held by our Named Partners, Common Shares purchased through Barrick’s ESPP, Common Shares held in trust, unvested RSUs, and unvested PGSUs are counted towards satisfying share ownership requirements. Stock options do not count towards these requirements. Our Partners are required to achieve their applicable share ownership requirements by the later of the end of the fifth year from the date he or she becomes a member of the Partnership Plan or February 2020. The share ownership requirement for the Executive Chairman is evaluated annually on December 31. The share ownership requirement for our Partners is evaluated at least once per annum on December 31 and may also be evaluated following the annual LTI granting cycle, in February after the end of the most recently completed financial year.

Mr. Thornton currently satisfies his share ownership requirement. Mr. Thornton has exceeded his share ownership requirement, with a total Common Share ownership position of 2,202,160 Common Shares worth over ten times his base salary as at March 1, 2018. All Named Partners, except Mr. Thomson, do not currently satisfy their share ownership requirements. They have until the later of the end of the fifth year from the date they became a partner or February 2020 to meet their share ownership requirements. In the table below, share ownership has been evaluated as at year-end on December 31, 2017 and March 1, 2018 to take into consideration the long-term incentive grants that were made to our Named Partners in February 2018 for 2017 performance.

2017 Requirement			Actual Share Ownership Details for NEOs(1)
Name and Principal Position	Multiple of Salary(2)	Date	Value of Common Shares (# Common Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
John L. Thornton Executive Chairman(3)	4x	December 31,	$31,865,255	Nil	Nil	$16,525	$31,881,780	12.8x
		2017	(2,202,160)	(Nil)	(Nil)	(1,142)	(2,203,302)
		March 1, 2018	$25,148,667	Nil	Nil	$13,042	$25,161,709	10.1x
			(2,202,160)	(Nil)	(Nil)	(1,142)	(2,203,302)
Kelvin P.M. Dushnisky President(4)	10x	December 31,	$1,656,511	$3,588,994	Nil	Nil	$5,245,505	5.7x
		2017	(114,479)	(248,030)	(Nil)	(Nil)	(362,509)
		March 1, 2018	$1,307,350	$4,800,762	Nil	Nil	$6,108,113	6.5x
			(114,479)	(420,382)	(Nil)	(Nil)	(534,861)
Kevin J. Thomson Senior Executive Vice President, Strategic Matters(5)	5x	December 31,	$1,034,113	$2,243,139	Nil	Nil	$3,277,252	4.7x
		2017	(71,466)	(155,020)	(Nil)	(Nil)	(226,486)
		March 1,	$816,142	$3,123,507	Nil	Nil	$3,939,649	5.6x
		2018	(71,466)	(273,512)	(Nil)	(Nil)	(344,978)
Catherine P. Raw Executive Vice President and Chief Financial Officer(6)	5x	December 31,	$346,470	$992,078	$1,195,150	Nil	$2,533,697	4.1x
		2017	(23,944)	(68,561)	(82,595)	(Nil)	(175,100)
		March 1, 2018	$273,440	$1,985,801	$943,235	Nil	$3,202,476	4.6x
			(23,944)	(173,888)	(82,595)	(Nil)	(280,427)
Mark F. Hill Chief Investment Officer(7)	5x	December 31,	$137,016	Nil	$1,370,989	Nil	$1,508,006	2.8x
		2017	(9,469)	(Nil)	(94,747)	(Nil)	(104,216)
		March 1, 2018	$108,890	$956,802	$1,082,011	Nil	$2,147,702	3.1x
			(9,535)	(83,783)	(94,747)	(Nil)	(188,065)

(1)	The value of Common Shares, PGSUs, RSUs, and DSUs is based on the closing price of our Common Shares on the NYSE on December 29, 2017 ($14.47), the last trading day of 2017, and March 1, 2018 ($11.42).

(2)	For the purposes of determining the share ownership requirements as at December 31, 2017, the 2017 pre-tax base salary has been used for Messrs. Thornton ($2,500,000), Dushnisky (Cdn $1,200,000), Thomson (Cdn $900,000), Hill (Cdn $700,000), and Ms. Raw (Cdn $800,000). For the purposes of determining the share ownership requirements as at March 1, 2018, the 2018 pre-tax base salary has been used for Messrs. Thornton ($2,500,000), Dushnisky (Cdn $1,200,000), Thomson (Cdn $900,000), Hill (Cdn $900,000), and Ms. Raw (Cdn $900,000). For Messrs. Dushnisky, Thomson, and Hill and Ms. Raw, 2017 annual base salaries were converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.2986); 2018 annual base salaries were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange on March 1, 2018 (1.2851).

(3)	As at March 1, 2018, Mr. Thornton owns 1,401,590 Common Shares directly, 59,970 Common Shares indirectly through a Rollover IRA, and 500,000 Common Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 212,831 Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust. On March 8, 2018, Mr. Thornton used 61% of the after-tax value of his LTI award ($2,617,869) to purchase 136,636 Common Shares which are subject to a holding period until the later of: (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton also acquired an additional 169,364 Common Shares. Following these purchases, Mr. Thornton’s total share ownership position increased to 2,720,991 Common Shares, which is approximately 13 times his base salary as at March 15, 2018.

(4)	Mr. Dushnisky holds 114,479 Common Shares directly. Since March 1, 2018, Mr. Dushnisky purchased an additional 12,000 Common Shares, bringing his total share ownership position to 126,479 Common Shares. Mr. Dushnisky has until February 17, 2020 to meet his share ownership requirement.

(5)	Mr. Thomson holds 71,466 Common Shares directly.

(6)	Ms. Raw holds 23,944 Common Shares directly. Ms. Raw has until December 31, 2020 to meet her share ownership requirement.

(7)	Mr. Hill holds 9,535 Common Shares directly. Mr. Hill has until December 31, 2021 to meet his share ownership requirement.

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Shareholder Return Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn $100 invested in our Common Shares on the TSX at December 31, 2012 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2012 to December 31, 2017

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2012	2013	2014	2015	2016	2017

Barrick (TSX)	$100	$54.93	$37.21	$30.86	$65.09	$55.46

S&P/TSX Composite Index	$100	$112.98	$124.90	$114.50	$138.64	$151.22

S&P/TSX Global Gold Index	$100	$52.57	$49.55	$44.53	$67.22	$68.13

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The following graph compares the total cumulative shareholder return for US $100 invested in our Common Shares on the NYSE at December 31, 2012 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2012 to December 31, 2017

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2012	2013	2014	2015	2016	2017

Barrick (NYSE)	$100	$51.48	$31.78	$22.12	$48.13	$43.90

S&P 500 Index	$100	$132.37	$150.48	$152.55	$170.78	$208.05

PHLX Gold & Silver Sector Index	$100	$51.99	$43.00	$28.63	$50.07	$54.47

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Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2012 to December 31, 2017

(1)	Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the circular for the relevant year. For 2017, NEO compensation is disclosed in the “Summary Compensation Table” on page 73 of the Circular.

(2)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2012	2013	2014	2015	2016	2017

Barrick (TSX)	$100	$54.93	$37.21	$30.86	$65.09	$55.46

Barrick (NYSE)	$100	$51.48	$31.78	$22.12	$48.13	$43.90

Five-Year Change in NEO Total Compensation

	2012	2013	2014	2015	2016	2017

NEO Total Compensation (Indexed to 2012 Compensation)	100.00 (Index Year)	64.44 -36%	66.29 -34%	35.28 -65%	57.37 -43%	52.65 -47%

NEO Total Compensation (U.S. millions)	$44.84	$28.89	$29.73	$15.82	$25.73	$23.61

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance, as well as TSR to ensure that total compensation appropriately reflects the shareholder experience. Over the past few years, we have demonstrated a thoughtful, rigorous, and long-term approach to managing the business in a volatile gold price environment by consistently executing on our strategic priorities. Due to the long-term nature of the mining industry and the volatility of the gold price, actions taken may not yield positive immediate impacts on our share price performance.

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From 2012 to 2017, average market gold prices declined from near-record levels of an average of $1,669 per ounce to an average of $1,257 per ounce, which is reflected in the decline of our share price on the TSX and NYSE over the same period. Since then, we have substantially upgraded the quality of our portfolio, created a stronger, safer, and more efficient business by implementing Best-in-Class operations, and relentlessly pursued debt reduction to ensure that we have a robust balance sheet that can withstand gold price volatility.

2017 was another year of solid execution, driven by strong individual leadership and effective collaboration and teamwork. Barrick generated operating cash flow of $2.07 billion and free cash flow(1) of $669 million and further reduced total debt by $1.51 billion, exceeding the 2017 debt reduction target of $1.45 billion. Following the divestment of high-cost, non-core operations over the past three years, Barrick is now focused on high-margin, long-life gold operations and projects clustered in core districts throughout the Americas, with a materially stronger balance sheet. Barrick’s quarterly dividend was raised from $0.02 per share to $0.03 per share in 2017 and additional investments were made to advance organic projects. Distinctive and strategic partnerships were formed with Shandong Gold and Cisco’s Networking Academy. To further advance Barrick’s digital initiatives, the Cortez and Goldstrike mines were unified into a single operation to drive operating efficiencies, Barrick’s first Chief Digital Officer was appointed, and Ms. Patricia A. Hatter, a leader in technology and digital transformation with 22 years of experience, has been nominated to stand for election as an independent director.

In determining 2017 total compensation for the NEOs, the Compensation Committee considered the strategic progress made during the year; the impact of continued gold price volatility on Barrick’s share price fluctuations, particularly in the short-term; and the overarching goal to grow free cash flow per share. On the NYSE, Barrick’s one-year cumulative TSR was -9% and three-year cumulative TSR was 38%. On a three-year basis, Barrick’s TSR is above the median of the Mining Peer Group, the ten global mining peers that Barrick competes with for investors, capital, mining properties, and qualified and experienced executive talent in the mining industry.

In consideration of the above, the Compensation Committee awarded total compensation of $23.61 million for the 2017 NEOs. This reflects a decrease of 47% from 2012 (compared to our five-year cumulative TSR of -45% and -56% on the TSX and NYSE, respectively), a decrease of 8.2% from 2016 (compared to our one-year cumulative TSR of -15% and -9% on the TSX and NYSE, respectively), 2.7% of Barrick’s adjusted net earnings of $876 million, and 0.3% of Barrick’s common shareholder equity of $9,286 million as at December 31, 2017.

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2017(1). Our NEOs are our Executive Chairman; President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; and Chief Investment Officer. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans(4)	Pension Value(5)	All Other Compen- sation(6)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
John L. Thornton	2017	2,500,000	Nil	Nil	Nil	4,341,000	375,000	484,478	7,700,478
Executive Chairman(7)	2016	2,500,000	Nil	Nil	Nil	5,320,000	375,000	307,198	8,502,198
	2015	2,500,000	Nil	Nil	Nil	Nil	375,000	204,090	3,079,090
Kelvin P.M. Dushnisky	2017	924,120	2,285,280	Nil	693,090	Nil	242,582	82,752	4,227,823
President(8)	2016	905,760	2,466,288	Nil	1,412,986	Nil	347,812	77,180	5,210,026
	2015	938,400	1,575,288	Nil	1,407,600	Nil	351,900	72,707	4,345,895
Kevin J. Thomson	2017	693,090	1,571,130	Nil	1,455,489	Nil	322,287	35,263	4,077,259
Senior Executive Vice	2016	679,320	1,541,430	Nil	1,671,127	Nil	352,567	34,981	4,279,425
President, Strategic Matters(9)	2015	703,800	984,555	Nil	1,731,348	Nil	365,272	34,388	3,819,363
Catherine P. Raw	2017	616,080	1,396,560	Nil	1,386,180	Nil	300,339	45,103	3,744,262
Executive Vice President,	2016	603,840	1,370,160	Nil	1,485,446	Nil	313,393	118,383	3,891,222
and Chief Financial Officer(10)	2015	417,067	573,375	Nil	Nil	Nil	62,561	1,938,629	2,991,632
Mark F. Hill	2017	539,070	1,901,800	Nil	1,132,047	Nil	250,668	36,795	3,860,380
Chief Investment	2016	162,234	747,000	Nil	Nil	377,400	80,945	309,062	1,676,641
Officer(11)	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars, except for compensation paid to Mr. Thornton which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average exchange rates reported by the Bank of Canada are: 2017 – 1.2986; 2016 – 1.3248; and 2015 – 1.2787.

(1)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

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(2)	The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. PGSUs granted on February 13, 2018 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange: i.e., February 12, 2018: 1.2603. PGSUs granted on February 14, 2017 were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 21, 2017: 1.3138. PGSUs granted on February 16, 2016 were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 22, 2016: 1.3712. For RSUs granted October 24, 2017, the exchange rate used was the Bank of Canada daily average rate of exchange on the last trading day preceding the date of grant: i.e., October 23, 2017: 1.2644. For RSUs granted October 25, 2016, the exchange rate used was the Bank of Canada closing rate of exchange on the last trading day preceding the date of grant: i.e., October 24, 2016: 1.3386. For RSUs granted August 4, 2015, the exchange rate used was the Bank of Canada closing rate of exchange on the last trading day preceding the date of grant: i.e., July 31, 2015: 1.3080. Grant date fair value is determined by multiplying the number of PGSUs or RSUs by the closing share price of our Common Shares on the TSX on the day preceding the grant date, or for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the greater of the closing share price of our Common Shares on the TSX on the first trading day following the expiration of the Blackout Period or the date preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

Grants of Share-Based Awards (2015 – 2017)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards
John L. Thornton	February 13, 2018	Nil	Nil
	February 14, 2017	Nil	Nil
	February 16, 2016	Nil	Nil
Kelvin P.M. Dushnisky	February 13, 2018	172,352	Nil
	February 14, 2017	122,496	Nil
	February 16, 2016	123,077	Nil
Kevin J. Thomson	February 13, 2018	118,492	Nil
	February 14, 2017	76,560	Nil
	February 16, 2016	76,924	Nil
Catherine P. Raw	February 13, 2018	105,327	Nil
	February 14, 2017	68,053	Nil
	February 16, 2016	Nil	Nil
	August 4, 2015*	Nil	81,082
Mark F. Hill	February 13, 2018	83,783	Nil
	October 24, 2017*	Nil	48,972
	October 25, 2016*	Nil	45,270
*	Sign-on grant

PGSUs vest 33 months from the date of grant and the after-tax value of PGSUs is used to purchase Common Shares in the open market, which Common Shares are subject to restrictions on sale. PGSUs are further described in “2017 Compensation of our Named Partners – Performance Granted Share Units (PGSUs)” beginning on page 53. The 2015 RSUs granted to Ms. Raw as part of her hiring package vest and become payable 33 months from the date of grant. Upon vesting, the post-tax value will be used to purchase Common Shares that are required to be held for the greater of three years and until she retires or leaves the Company. The 2016 and 2017 RSUs granted to Mr. Hill has part of his hiring package vest and become payable 33 months from the date of grant. Upon vesting, the post-tax value will be used to purchase Common Shares that are required to be held until he retires or leaves the Company. For Ms. Raw and Mr. Hill, additional RSUs are credited to reflect dividends paid on our Common Shares. The RSUs are further described in Schedule D of this Circular.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)	The amounts shown reflect long-term incentive awards or the portion of API or STI awards that were paid to executives on the condition that they use the award to purchase After-Tax Shares which cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply. The requirement to use all or a part of the API award to purchase our Common Shares is determined annually at the discretion of the Compensation Committee. Long-term incentives included in this column reflect those that are awarded pursuant to the Executive Chairman LTI Arrangement, as described in “2017 Compensation of Named Executive Officers – 2017 Compensation of the Executive Chairman”.

(5)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation (earned in 2017). Employer contributions to the Executive Retirement Plan with respect to the API award earned for the year ended December 31, 2017 are made in March of the following year. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year, except the contributions made for Mr. Thornton which are made and reported in U.S. dollars. See “Executive Retirement Plans” on page 78 for further details.

(6)	The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a leased vehicle or car allowance, financial counselling or tax preparation services, parking, executive medical benefits, scholarships for dependent children, ground and air transport, and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada annual average exchange rates for each applicable year. In 2017, Messrs. Thornton and Dushnisky and Ms. Raw received benefits and perquisites in excess of Cdn $50,000. Except for air transport, executive long-term disability and life insurance premiums, and car allowances, only Ms. Raw received financial counselling and tax preparation services which represent more than 25% of the total value of benefits and perquisites reportable for her. These financial counselling and tax preparation services were sought in relation to her relocation from London, United Kingdom to Toronto, Canada. 2017 perquisite details are as follows:

•

Mr. Thornton received $484,478 in benefits and perquisites, including life insurance, accidental death and dismemberment (AD&D) coverage, executive disability premiums of $136,756, and personal use of our corporate aircraft for commuting purposes. The incremental cost to Barrick for Mr. Thornton’s personal use of the Barrick aircraft for commuting trips to and from our Toronto head office in 2017 was $284,507. In determining this incremental cost, Barrick calculates the direct variable operating costs for our aircraft, including aircraft fuel, ground and landing fees, crew travel expenses, catering and incremental costs associated with any “deadhead” legs. Since our aircraft is used predominantly for business travel, Barrick does not include fixed costs unaffected by usage, such as annual crew salaries, aircraft acquisition costs, hangar fees, maintenance costs, and insurance. The aggregate incremental cost

74	Barrick Gold Corporation | 2018 Circular

for personal commuting is determined by multiplying the variable operating cost per hour by the number of hours the aircraft is used for commuting trips. Barrick does not bear any incremental costs associated with non-Barrick related business travel or personal travel (other than commuting trips to and from the Toronto head office) as these amounts are reimbursed by Mr. Thornton.

•	Mr. Dushnisky received $82,752 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $46,404 and a car benefit of $21,174.

•	Mr. Thomson received $35,263 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $9,858 and a car allowance of $15,402.

•	Ms. Raw received $45,103 in benefits and perquisites, including financial counselling and tax preparation services that amounted to $19,616 and a car allowance of $15,402.

•	Mr. Hill received $36,795 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $12,425 and a car allowance of $15,402.

(7)	Mr. Thornton was appointed Co-Chairman of the Board effective June 5, 2012 and was appointed Executive Chairman effective April 30, 2014. For 2015 compensation, the Executive Chairman elected to forfeit all earned incentive compensation ($3.4 million) in order to better reflect the experience of our shareholders in 2015. For 2016, Mr. Thornton received an LTI award equal to $5,320,000, conditional upon a significant majority of the after-tax value being used to purchase Common Shares on the open market that cannot be sold until the later of (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton used 68% of the 2016 after-tax cash award of $2,089,524 to purchase 109,898 After-Tax Shares on March 16, 2017. Mr. Thornton received incentive awards in recognition of his exceptional achievements against the initiatives that we set out for him in our 2016 information circular, his contributions to Barrick’s strong ROCE performance of 8.7%, and Barrick’s TSR outperformance over the past one year and three years. For 2017, Mr. Thornton received an LTI award equal to $4,341,000, conditional upon a significant majority of the after-tax value being used to purchase Common Shares on the open market that cannot be sold until the later of (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton used 61% of the 2017 after-tax cash award of $2,617,869 to purchase 136,636 After-Tax Shares on March 8, 2018. Mr. Thornton received incentive awards in recognition of his contributions to Barrick’s 2017 strategic priorities based on the initiatives we set out for him in our 2017 information circular, strong ROCE performance of 9.4%, and Barrick’s TSR performance over the past one year and three years. Please see pages 49 to 50 for a detailed assessment of the Executive Chairman’s 2017 performance.

(8)	Mr. Dushnisky was appointed Co-President on July 16, 2014 and President on August 17, 2015.

(9)	Mr. Thomson was appointed Senior Executive Vice President, Strategic Matters on October 14, 2014.

(10)	Ms. Raw was appointed Executive Vice President, Business Performance on May 1, 2015 and was appointed Executive Vice President and Chief Financial Officer on April 26, 2016. Ms. Raw’s compensation for 2015 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $1,500,000) and a special long-term incentive award (Cdn $750,000) that was granted for the purpose of purchasing our Common Shares on the open market. These Common Shares are subject to a holding period and may not be sold until the later of: (a) the date Ms. Raw retires or leaves the Company and (b) three years following the date of purchase. The sign-on cash bonus and special long-term incentive award are reflected in All Other Compensation for 2015. Ms. Raw was also granted LTI on August 4, 2015 (Cdn $750,000 in RSUs) in consideration of the long-term entitlements she was forfeiting from her previous employer. Her 2015 base salary was also prorated to reflect her start date of May 1, 2015. From May 1, 2015 until January 4, 2016, Ms. Raw worked remotely from London, United Kingdom. In February 2016, Ms. Raw moved to Toronto, Canada and was eligible for relocation benefits ($81,547) provided under our international relocation program which are valued at the price to the Company for providing these services. The relocation benefits and a car allowance ($25,160) are included in All Other Compensation for 2016.

(11)	Mr. Hill was appointed Chief Investment Officer on September 12, 2016. Mr. Hill’s compensation for 2016 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $400,000), which is reflected in All Other Compensation for 2016. Mr. Hill was awarded a short-term incentive award (Cdn $500,000) in the form of cash used to purchase our Common Shares on the open market. These Common Shares are subject to a holding period and may not be sold until the later of: (a) the date Mr. Hill retires or leaves the Company and (b) three years following the date of purchase. The STI award is reflected in the Non-Equity Incentive Plan – Long-Term Incentive Plans column. Mr. Hill was also granted LTI in two tranches on October 25, 2016 and October 24, 2017 (Cdn $1,000,000 in RSUs per tranche) in consideration of the long-term entitlements he was forfeiting from his previous employer. Upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the date Mr. Hill retires or leaves the Company. His 2016 base salary was also prorated to reflect his start date of September 12, 2016.

Barrick Gold Corporation | 2018 Circular	75

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2017

The NEOs did not exercise any stock options during 2017.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2017(1)

The following table provides information for all share-based and option-based awards to NEOs outstanding as at December 31, 2017.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John L. Thornton

2/12/2013	Nil	Nil		Nil	Nil	Nil	$16,525
Total(5)	Nil			Nil	Nil	Nil	$16,525
Kelvin P.M. Dushnisky

2/14/2012	102,414	$48.45	2/13/2019	Nil	Nil	Nil	–
8/7/2012	56,408	$33.36	8/6/2019	Nil	Nil	Nil	–
2/12/2013	113,685	$32.30	2/11/2020	Nil	Nil	Nil	–
2/16/2016	Nil	Nil		Nil	124,620	$1,805,743	–
2/14/2017	Nil	Nil		Nil	123,411	$1,788,226	–
Total(6)	272,507			Nil	248,031	$3,593,969	–
Kevin J. Thomson

2/16/2016	Nil	Nil		Nil	77,888	$1,128,602	–
2/14/2017	Nil	Nil		Nil	77,132	$1,117,641	–
Total(7)	Nil			Nil	155,020	$2,246,243	–
Catherine P. Raw

8/4/2015	Nil	Nil		Nil	82,596	$1,196,809	–
2/14/2017	Nil	Nil		Nil	68,561	$ 993,454	–
Total(8)	Nil			Nil	151,157	$2,190,263	–
Mark F. Hill

10/25/2016	Nil	Nil		Nil	45,671	$ 661,768	–
10/24/2017	Nil	Nil		Nil	49,076	$ 711,117	–
Total(9)	Nil			Nil	94,747	$1,372,886	–

(1)	The amounts shown in the table above for each of the NEOs as at December 31, 2017 include: (i) each stock option outstanding, (ii) the aggregate number of unvested PGSUs and RSUs, (iii) the aggregate number of vested DSUs that have not yet paid out, and (iv) the market value of such PGSUs, RSUs, and DSUs based on the closing price of a Barrick Common Share on December 29, 2017, the last trading day of 2017. For options and DSUs, the closing share price of our Common Shares is based on the NYSE as at December 29, 2017 ($14.47), the last trading day of 2017. For PGSUs and RSUs, the closing price of our Common Shares is based on the TSX as at December 29, 2017 (Cdn $18.18), the last trading day of 2017, converted to U.S. dollars based on the December 29, 2017 Bank of Canada daily average rate of exchange (1.2545). The value realized upon vesting of a PGSU is equal to the closing share price of our Common Shares on the TSX on the vesting date. The value realized upon vesting of a RSU is equal to the average closing share price of our Common Shares on the TSX during the five trading days preceding the vesting date.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)	PGSUs vest 33 months from the date of grant and upon vesting, the after-tax proceeds are used to purchase Restricted Shares that cannot be sold until the Named Partner retires or leaves the Company (up to two years longer if they leave to join, or provide services to, a defined competitor). RSUs vest 33 months from the date of grant. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of our Common Shares on the TSX as at December 29, 2017 (Cdn $18.18), the last trading day of 2017. Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of our Common Shares on the NYSE as at December 29, 2017 ($14.47), the last trading day of 2017.

(4)

The exercise price is the closing price of our Common Shares on the day immediately prior to the grant date on the NYSE or, if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately

76	Barrick Gold Corporation | 2018 Circular

prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Details on the exercise price and closing share price (in U.S. dollars) for each of the outstanding option grants are shown in the table below:

Exercise and Closing Share Prices for Outstanding Option Grants
Option Grant	Exercise Price	Closing Share Price on Grant Date (NYSE)
February 14, 2012	$48.45	$48.45
August 7, 2012	$33.36	$33.36
February 12, 2013	$32.30	$32.30

(5)	Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 83 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(6)	Mr. Dushnisky’s total outstanding share-based awards include 245,573 PGSUs and 2,458 PGSU dividend equivalents.

(7)	Mr. Thomson’s total outstanding share-based awards include 153,484 PGSUs and 1,536 PGSU dividend equivalents.

(8)	Ms. Raw’s total outstanding share-based awards include 68,053 PGSUs, 81,082 RSUs, 508 PGSU dividend equivalents, and 1,514 RSU dividend equivalents.

(9)	Mr. Hill’s total outstanding share-based awards include 94,242 RSUs and 505 RSU dividend equivalents.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2017

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs, RSUs, PRSUs, and DSUs), and (3) the value earned under the API program or long-term incentive awards that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2017 Compensation of Named Executive Officers – 2017 Compensation of the Executive Chairman”.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

John L. Thornton	Nil	$136	$4,341,000

Kelvin P.M. Dushnisky	Nil	$4,082,041	$693,090

Kevin J. Thomson	Nil	$1,703,606	$1,455,489

Catherine P. Raw	Nil	Nil	$1,386,180

Mark F. Hill	Nil	Nil	$1,132,047

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars) is determined by multiplying the portion of each stock option grant that vested during 2017 by the difference between the closing share price of our Common Shares on the NYSE on the vesting date and the exercise price of the stock option. The exercise price is the closing price of our Common Shares on the NYSE on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business date after trading restrictions are lifted. Options vest in equal parts over four years.

(2)	For Mr. Thornton, share-based awards that vested during 2017 represent the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. For Mr. Dushnisky, the value of PRSUs that vested in 2017 (denominated in U.S. dollars) is determined by multiplying the number of PRSUs that vested (89.97% of the target number of PRSUs that were granted in 2014) by the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the PRSU program. The value of RSUs that vested in 2017 (denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the RSU Plan. The value of PGSUs that vested in 2017 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of our Common Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares that cannot be sold until Mr. Dushnisky retires or leaves the Company (up to two years longer if he leaves to join, or provide services, to a defined competitor). For Mr. Thomson, the value of RSUs that vested in 2017 (denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the day preceding the vesting date pursuant to the RSU Plan. Upon vesting, the after-tax proceeds of the RSU award were used to purchase Restricted Shares that cannot be sold until Mr. Thomson retires or leaves the Company.

(3)	For Mr. Thornton, the value of non-equity incentive plan awards earned in the year represents the long-term incentive awarded pursuant to the Executive Chairman LTI arrangement. For Messrs. Dushnisky, Thomson, and Hill, as well as Ms. Raw, the value of non-equity incentive plan awards earned in the year represents the API earned for 2017 performance.

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Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and one for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan and accumulated with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2017, this interest rate was 2.34%. No above-market or preferential earnings were paid out.

Participants are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, Messrs. Thornton and Thomson are eligible to receive a payout under the Executive Retirement Plan from their accumulated account balances.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 81 for information on payments made upon termination following a Change in Control.

Defined Contribution Plan Table as at December 31, 2017(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

John L. Thornton	$2,612,361	$375,000	$3,052,469

Kelvin P.M. Dushnisky	$2,620,044	$354,862	$3,242,801

Kevin J. Thomson	$478,294	$359,714	$902,477

Catherine P. Raw	$151,175	$319,746	$502,130

Mark F. Hill	$23,729	$138,618	$171,523

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada, except the contributions for Mr. Thornton that are made and reported in U.S. dollars:

(a)	Accumulated Value at Start of Year – December 30, 2016 closing rate of exchange of 1.3427, the last trading day of 2016;

(b)	Compensatory Value – annual average exchange rate for 2017 of 1.2986; and

(c)	Accumulated Value at Year End – daily average rate of exchange of 1.2545 on December 29, 2017, the last trading day of 2017.

(2)	Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and API received during the year is accrued and accumulated with interest until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2017 reflected in the table above includes 15% of the salary earned in 2017, as well as 15% of the 2016 API that was awarded in February 2017.

78	Barrick Gold Corporation | 2018 Circular

Potential Payments Upon Termination

Termination Provisions for Existing Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2017, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 81 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to Canadian statutory and common law
Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis
Unvested Performance Granted Share Units (PGSUs)(3)

Continue to vest according to their normal vesting schedule and are paid out in cash, provided that the employee does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)

		For retirement, treatment consistent with Resignation. For termination due to death or disability, vest on the termination date or date of death, as applicable	All unvested PGSU awards lapse and are forfeited

Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)

Vested Performance Granted Share Units (PGSUs) that are held as “Restricted Shares”	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participate does not join, or provide services to, a “Competitor” (see below for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable

Restricted Shares will be released in three tranches; 50% on the termination or retirement date, 25% on the first anniversary of the termination or retirement date, and 25% on the second anniversary of the termination or retirement date

Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)
Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate and/or extend vesting of unvested RSUs; otherwise forfeited
Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan
Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Canadian statutory and common law

(1)	See footnote 1 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(2)	See footnote 2 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(3)	For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of resignation or termination without cause, the Compensation Committee must be satisfied that the Named Partner has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our Named Partners who resign or retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•	Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, 25% on the second anniversary of the termination date.

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Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply

The table below outlines the standard provisions applicable to our Stock Option Plan (2004) upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” beginning on page 81 for further details). No stock option grants have been awarded to our Named Partners since 2013 for the 2012 performance year.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Unvested Stock Options	Unvested portion is forfeited

In the event of termination due to retirement or death, the Compensation Committee may in its discretion choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. In the event of termination due to disability, options are not affected and continue to vest and are exercisable in accordance with their original terms

Unvested options are immediately forfeited

In accordance with the 2004 Plan, Compensation Committee discretion to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry; otherwise forfeited

Vested Stock Options	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until original term to expiry, if earlier

For termination due to disability, the exercise period of options is not affected. For termination due to retirement or death, vested and unexercised options remain exercisable for six months from the date of retirement or death or until the original term to expiry, if earlier

			Vested and unexercised options immediately expire on the date of termination	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until the original term to expiry, if earlier

(1)	“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is: (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)	Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)	The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

Potential Payments Upon Termination(1)

The table below describes and quantifies certain compensation that would have become payable under our existing and previous compensation policies and programs if an NEO’s employment had been terminated on December 31, 2017. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable pursuant to Canadian law or the value of continued equity vesting, as it is not considered to be an incremental benefit to our NEOs.

Incremental Compensation	J. Thornton	K. Dushnisky	K. Thomson(2)	C. Raw	M. Hill

Resignation	Nil	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil	Nil

Termination Without Cause	Nil	Nil	$8,820,290	Nil	Nil

Retirement	Nil	Nil	Nil	Nil	Nil

Termination Upon Death or Disability	Nil	$3,593,969	$2,246,243	$2,196,870	$1,380,465

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(1)	The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs and PGSUs upon termination. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $14.57 (the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2017, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange on the preceding day, pursuant to the RSU plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) $14.49 (the closing share price of our Common Shares on the TSX on December 29, 2017, the last trading day of 2017 prior to the date of assumed vesting, December 31, 2017, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 29, 2017, pursuant to the PGSU Plan).

(2)	Pursuant to his termination arrangement, in the event of a termination without cause prior to December 31, 2017 or prior to the granting of API and LTI awards in 2018 in respect of the 2017 performance year, Mr. Thomson is entitled to a severance payment equal to two times base salary (Cdn $900,000), plus two times an amount equivalent to the average of his 2016 and 2017 API (in respect of the 2015 and 2016 performance years, respectively), plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24 month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. Outstanding RSUs will continue to vest according to the normal schedule. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2017 to the date of his termination. For API, he is entitled to the greater of the average of his prior year’s actual API payment and the result of his individual API scorecard for 2017, as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (2017 – 1.2986).

Potential Payments Upon Change in Control Termination

Barrick renewed the Partner Change in Control Severance Plan (Change in Control Plan) effective January 1, 2018 to ensure that Named Partners and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or employment is deemed to have been terminated for Good Reason (defined on page 83) at any time within two years following a Change in Control (defined on page 82). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the Named Partner or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same way as they are in non-Change in Control situations. Mr. Thornton is not subject to Change in Control protection. The table below outlines a comparison of the standard severance treatment applicable to our Named Partners and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Change in Control (Double Trigger)
Lump Sum Cash Severance Payment (1)	Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus compensation pursuant to Canadian statutory and common law

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control, plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control

Performance Granted Share units (PGSUs) (1,2)

Unvested PGSUs continue to vest according to normal vesting schedule, provided that the employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third-party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

Stock Options	Vested options remain exercisable for six months from the date of termination and unvested options are forfeited immediately	Unvested options vest immediately and become exercisable. Unvested options remain exercisable for the lesser of two years or the original term to expiry
Retirement Benefits	The total amount accrued under the Executive Retirement Plan

The total amount accrued under the Executive Retirement Plan, plus two times the annual contribution that would have been credited under the Executive Retirement Plan or a retirement contribution plan for the full fiscal year in which employment ceases

Barrick Gold Corporation | 2018 Circular	81

Provision	Termination Without Cause	Change in Control (Double Trigger)
Benefits and Perquisites	Cease, subject to requirements of Canadian statutory and common law

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit, and an option for the executive to purchase the automobile at the remaining cost to the Company under the applicable lease as of the date of termination. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)	If the Named Partner or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the Named Partner or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the Named Partner or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the Named Partner or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the Named Partner or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)	For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Common Shares of the Company or other Voting Securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested stock options and/or extend the exercise period up to the earlier of three years and the original term to expiry.

Other Terms and Provisions

The Change in Control Plan prohibits Named Partners and Partnership Plan participants from soliciting Barrick employees for a period of two years following termination. Named Partners and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)	The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Common Shares of the Company, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)	Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board;

(iii)	The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Common Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Common Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Common Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or

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(B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)	The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)	Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

(iii)	The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our Named Partners in the circumstance of a termination within two years following a Change in Control. Our Executive Chairman is not subject to Change in Control protection. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the executive’s employment terminated on December 31, 2017. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan.

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Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a Change in Control circumstance, or the value of continued equity vesting, as it is not considered to be an incremental benefit to our Named Partners.

Incremental Compensation	J. Thornton	K. Dushnisky	K. Thomson	C. Raw	M. Hill
a) Change in Control (Termination)

Cash Severance (1):

Annual Total Direct Compensation	Nil	$4,253,857	$3,827,276	$3,720,863	$2,949,270

API Award	Nil	$2,869,560	$2,152,170	$1,913,040	$1,673,910

Incremental Executive Retirement Plan Contributions	Nil	$702,245	$744,651	$685,825	$466,304

Unvested Equity Acceleration:

Options (2)	Nil	Nil	Nil	Nil	Nil

RSUs (3)	Nil	Nil	Nil	$1,203,416	$1,380,465

PGSUs (4)	Nil	$3,593,969	$2,246,243	$993,454	Nil

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites (5)	Nil	$154,118	$65,550	$64,822	$77,904

Job Relocation Counselling Service (up to 18 months) (6)	Nil	$15,942	$11,957	$11,957	$11,957
Total	Nil	$11,589,691	$9,047,846	$8,593,377	$6,559,809
b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil	Nil

(1)	For the purposes of this analysis, the Cash Severance for each Named Partner is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 81. These amounts are converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 29, 2017 (1.2545), the last trading day of 2017.

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying: (a) the difference between $14.47 (the closing share price of our Common Shares on the NYSE on December 29, 2017, the last trading day of 2017) and the options’ exercise prices, by (b) the number of options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of: (a) the number of RSUs whose restrictions lapsed because of the termination and (b) $14.57 (the average closing price of our Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2017, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on the preceding day, pursuant to the RSU Plan).

(4)	The amounts stated in the table represent the product of: (a) the number of PGSUs whose restrictions lapsed because of the termination, and (b) $14.49 (the closing share price of our Common Shares on the TSX on December 29, 2017, the last trading day of 2017 prior to the date of assumed vesting, December 31, 2017, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 29, 2017, pursuant to the PGSU Plan).

(5)	The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each Named Partner. Barrick will also provide cash payment in lieu of the continued use of an automobile or continuation of an automobile benefit, as applicable, for a two year period for each Named Partner. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 29, 2017 (1.2545), and the total costs have then been multiplied by a multiple of two times for each of Messrs. Dushnisky, Thomson, and Hill, and Ms. Raw pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health	Automobile Benefit	Total	Multiple	Continued Benefits and Perquisites

J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil

K. Dushnisky	$48,767	$6,377	$21,916	$77,059	2x	$154,118

K. Thomson	$10,456	$6,377	$15,942	$32,775	2x	$ 65,550

C. Raw	$10,092	$6,377	$15,942	$32,411	2x	$ 64,822

M. Hill	$16,633	$6,377	$15,942	$38,952	2x	$ 77,904

(6)	The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $20,000 for Mr. Dushnisky, Cdn $15,000 for Mr. Thomson, Cdn $15,000 for Ms. Raw, and Cdn $15,000 for Mr. Hill, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 29, 2017 (1.2545), the last trading day in 2017.

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Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which our Common Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key employees and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. Non-executive directors are not eligible to participate in the 2004 Plan. The Compensation Committee decided in 2013 to cease granting options as a component of executive compensation going forward.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2017 and March 1, 2018, regarding Common Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Common Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Common Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Common Shares Available for Future Issuance Under Option Plans (Excludes Common Shares Included in Column (a)) (c)
	As at December 31, 2017	As at March 1, 2018	As at December 31, 2017	As at March 1, 2018	As at December 31, 2017	As at March 1, 2018
Amended and Restated Plan	300,000	300,000	Cdn $12.63	Cdn $12.63	6,480,212	6,480,212
2004 Plan	699,467	699,467	$40.44	$40.44	6,905,045	6,905,045

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan
Maximum Number of Common Shares Issuable	35,000,000 Common Shares.	16,000,000 Common Shares.
Total Common Shares Issued and Issuable as of March 1, 2018	22,244,288 Common Shares, or 1.9% of the Company’s issued share capital, of which only 300,000 Common Shares are currently issuable on the exercise of outstanding options, representing 0.03% of the Company’s issued share capital.(1)	9,094,955 Common Shares, or 0.78% of the Company’s issued share capital, of which only 699,467 Common Shares are currently issuable on the exercise of outstanding options, representing 0.06% of the Company’s issued share capital.(2)
Options Available for Issue as of March 1, 2018	6,480,212 options available for grant, or 0.56% of the Company’s issued share capital.	6,905,045 options available for grant, or 0.59% of the Company’s issued share capital.
Options Issued in 2017	No options were issued in 2017.	No options were issued in 2017.

Barrick Gold Corporation | 2018 Circular	85

	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Common Shares to be optioned to any optionee together with any Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of our Common Shares on the date of the grant.

The total number of Common Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of our Common Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Common Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares and (b) limits the number of Common Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares.

(1)	As of March 1, 2018, 21,944,288 Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.88% of the Company’s outstanding capital as of that date. As of December 31, 2017, there were options outstanding to purchase an aggregate of 300,000 Common Shares under the Amended and Restated Plan, representing 0.03% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

(2)	As of March 1, 2018, 8,395,488 Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.72% of the Company’s outstanding capital as of that date. As of December 31, 2017, there were options outstanding to purchase an aggregate of 699,467 Common Shares under the 2004 Plan, representing 0.06% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	Ten years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of our Common Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments

The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

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Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of our Common Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of our Common Shares at the time of grant, and (b) the market price of our Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event the option would otherwise expire during or within ten business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 56 of the Circular, the Compensation Committee decided in 2013 to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

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Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year(1).

Burn Rate	As at December 31, 2015	As at December 31, 2016	As at December 31, 2017
Amended and Restated Plan	0.009%	N/A	N/A
2004 Plan	N/A	N/A	N/A

(1)	The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

Directors’ and Officers’ Insurance and Indemnification

During 2017, we purchased insurance for the benefit of our directors and officers, and those of our subsidiaries, against liabilities incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. The premium for such insurance was $4.3 million. The policy provides coverage to each director and officer of $260 million in the policy year from July 12, 2017 to July 12, 2018.

In accordance with the provisions of the OBCA, our by-laws provide that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or in a similar capacity) of another entity against all costs, charges, and expenses, including amounts paid to settle an action or to satisfy a judgment reasonably incurred in respect of any civil, criminal, administrative, investigative, or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer (or in a similar capacity) at the Company’s request. If we become liable under the terms of our by-laws, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “EBITDA”, “Adjusted EBITDA”, “Adjusted EBIT”, “Adjusted Net Earnings”, and “Free Cash Flow”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

EBIT and Adjusted EBIT

EBIT is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs; and
•	Finance income.

Adjusted EBIT is Adjusted EBITDA less depreciation. Other companies may calculate these measures differently. Please refer to the next section for a description of EBITDA, Adjusted EBITDA and a table that reconciles these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a given company.

Adjusted EBITDA removes the effect of “impairment charges” and starting in the second quarter 2017 MD&A, we began including additional adjusting items in the Adjusted EBITDA reconciliation to provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation. These new items include: acquisition/disposition gains/losses; foreign currency translation

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gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. These amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. The prior periods have been restated to reflect the change in presentation. We believe this additional information will assist analysts, investors, and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the years ended December 31
	2017	2016	2015
Net earnings (loss)	$1,516	$861	($3,113)
Income tax expense	1,231	917	(31)
Finance costs, net[1]	624	725	663
Depreciation	1,647	1,574	1,771
EBITDA	$5,018	$4,077	($710)
Impairment charges (reversals) of long-lived assets[2]	(212)	(250)	3,897
Acquisition/disposition (gains)/losses[3]	(911)	42	(187)
Foreign currency translation (gains)/losses	72	199	120
Other expense adjustments[4]	51	(15)	203
Unrealized gains on non-hedge derivative instruments	(1)	(32)	11
Adjusted EBITDA	$4,017	$4,021	$3,334

1	Finance costs exclude accretion.

2	Net impairment reversals for the current year primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017 and impairment reversals at Lumwana during the fourth quarter of 2017, partially offset by net impairments at Acacia’s Bulyanhulu mine and the Pascua-Lama project during the fourth quarter of 2017.

3	Disposition gains for the current year primarily relate to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.

4	Other expense adjustments primarily consist of reduced operations program costs at Acacia’s Bulyanhulu mine.

Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial performance measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

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Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2017	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$1,438	$655	($2,838)
Impairment charges (reversals) related to long-lived assets[1]	(212)	(250)	3,897
Acquisition/disposition (gains)/losses[2]	(911)	42	(187)
Foreign currency translation (gains)/losses	72	199	120
Significant tax adjustments[3]	244	43	134
Other expense adjustments[4]	178	114	135
Unrealized gains on non-hedge derivative instruments	(1)	(32)	11
Tax effect and non-controlling interest[5]	68	47	(928)
Adjusted net earnings	$876	$818	$344
Net earnings (loss) per share[6]	1.23	0.56	(2.44)
Adjusted net earnings per share[6]	0.75	0.70	0.30

1	Net impairment reversals for the current year primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017 and impairment reversals at Lumwana during the fourth quarter of 2017, partially offset by net impairments at Acacia’s Bulyanhulu mine and the Pascua-Lama project during the fourth quarter of 2017.

2	Disposition gains for the current year primarily relate to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.

3	Significant tax adjustments for the current year primarily relate to dividend withholding tax expense and a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania, partially offset by the anticipated impact of the U.S tax reform.

4	Other expense adjustments for the current year primarily relate to losses on debt extinguishment and reduced operations program costs at Acacia’s Bulyanhulu mine.

5	Tax effect and non-controlling interest for the current year primarily relates to the impairment reversals at the Cerro Casale project, tax provision at Acacia and Pueblo Viejo depreciation adjustment discussed above.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial performance measure which excludes capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2017	2016	2015
Net cash provided by operating activities	$2,065	$2,640	$2,794
Capital expenditures	(1,396)	(1,126)	(1,713)
Free cash flow	$669	$1,514	$1,081

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SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

We aim to be the leading mining company focused on gold, growing our cash flow per share by developing and operating high quality assets through disciplined allocation of human and financial capital and operational excellence. Our purpose is to create wealth for our owners, our people, and the countries and communities with which we work by building partnerships of depth and trust. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

We recognize this structure is unconventional, and in the section entitled “Our Governance and Leadership Structure” below we explain in detail how it works and delineate clearly and specifically the responsibilities of our Board, our Executive Chairman, our Lead Director, and our President. We also explain why we continue to believe this is the appropriate structure for Barrick today.

The Board works continuously and carefully to review and enhance our corporate governance policies and practices. These are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•	Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Executive Chairman, Lead Director, and President, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics, and our Disclosure Policy. Detailed information on our committees of the Board (Audit, Compensation, Corporate Governance & Nominating, Corporate Responsibility, and Risk) can be found under the heading “Committees of the Board” beginning on page 33 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate is set out in Schedule B of this Circular. Since our last annual meeting, the Board reviewed and re-approved its mandate.

Some of the Board’s major supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans, and budgets and any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives. In July 2017, the Board conducted an in-depth review of the Company’s strategy which included consideration of Barrick’s financial and operating plan and strategic objectives.

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Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

We have intentionally eschewed the traditional hierarchical organizational model, in favor of our distinctive and authentic partnership model. We believe that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision-making, and faster communication and problem-solving. By simplifying our head office and eliminating management layers between it and the mines, we have accelerated the pace at which information flows between them. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Board is responsible for reviewing and discussing with management the processes for risk assessment and risk management. During weekly BPR meetings – facilitated on a rotational basis by a member of our Executive Committee – management identifies, evaluates, and where appropriate, proposes steps to address, financial, regulatory, strategic, operational, and climate-related risks. Our mine managers and executive directors from around the world, as well as senior officers from various functional areas of the Company, participate via video conference in the weekly BPR meetings. At regularly scheduled meetings, the Board and the Risk Committee are provided with updates on issues identified by management at these weekly sessions.

The Investment Committee, as well as the VAR process which supports it, ensures that a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward. The VAR process is a technical peer review through which all projects are assessed prior to evaluation by the Investment Committee. During the VAR, in addition to review of all technical aspects of a project, options, risks, and opportunities are analyzed.

During 2017, further improvements were made to the quality of risk information provided to the Risk Committee of the Board. The risk reporting process has continued to evolve with a greater focus on enterprise level risks such as geopolitical risk and risks associated with the Company’s digital environment (e.g., cybersecurity) and transformation. The Company’s risk management framework was also further enhanced through the implementation of a structured Critical Controls Management approach for material risks which was rolled out in 2017 and will continue in 2018.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Risk Committee, which is composed entirely of independent directors. The Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through the Audit Committee, which is composed entirely of independent directors, the Board oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit Committee also provides oversight over the Internal Audit function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the Corporate Responsibility Committee, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures.

Climate Change

Barrick considers climate change to be a company, community, and global concern. In developing Barrick’s climate change strategy, we have aligned it with our overall business strategy to grow free cash flow per share through safe and responsible mining. In 2017, we affirmed our commitment to support the voluntary recommendations of the industry-led Financial Stability Board TCFD and will seek to implement the full recommendations of the TCFD over the next two years. Governance over climate-related risks and opportunities is provided at both the Board and management level. The Board’s Corporate Responsibility Committee meets at least quarterly and is responsible for overseeing Barrick’s policies, programs, and performance relating to climate change. Where appropriate, this Committee makes recommendations to the Board on significant matters relating to climate change. At the management level, our Climate Change Committee is chaired by our Chief Sustainability Officer and is comprised of senior members of our management team including our Chief Innovation Officer; Chief Investment Officer; Executive Vice President and Chief Financial Officer; and Senior Vice President, Operational and Technical Excellence. Our Climate Change Committee provides strategic oversight and governance over key decisions related to Barrick’s Climate Change Strategy, such as overseeing climate change risk assessment (both threats and opportunities), monitoring progress against GHG emissions targets, and guidance on external disclosures. In 2017, under the direction of the Climate Change

92	Barrick Gold Corporation | 2018 Circular

Committee, we performed a climate change risk assessment to identify and assess risks and opportunities across potential regulatory, reputational, and physical risks related to climate change, considering both existing and emerging regulatory requirements (e.g., carbon tax, cap-and trade) to limit greenhouse gas emissions. The Company has set a goal to keep its current GHG emissions flat in the short-term and is targeting a 30 percent reduction in GHG emissions by 2030 from a 2016 baseline. In December 2017, the Board of Directors reviewed Barrick’s climate strategy through a continuing education session led by Barrick’s Chief Sustainability Officer and Chief Innovation Officer.

The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities.

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit Committee. The Audit Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise level risks.

Through the Audit Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. At each of its meetings, the Audit Committee meets with the external auditor and the head of Barrick’s internal audit function as part of its regular in camera session. Through the Corporate Responsibility Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

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Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. At each regularly scheduled Board meeting, the Board receives a Talent Report covering succession planning, recruitment, development considerations, and retention of senior leaders and employees who have been identified as high potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. In addition, Barrick focuses on ensuring the development of its high potential partners and employees through development moves to other positions, on-the-job mentoring and training, and internal and external courses. In addition, in 2017, the Board participated in an in-depth succession planning session to discuss and establish succession plans for key roles ranging from management at the mine sites to members of the Executive Committee.

The Corporate Governance & Nominating Committee assists the Board in reviewing senior leadership succession, including for the Executive Chairman and the President. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. The Corporate Governance & Nominating Committee supports the Board in its review of succession plans for the role of President and other senior management roles and is introduced to high-potential individuals in the Company. The Company also has in place an emergency succession plan to deal with a situation which requires the immediate replacement of the President.

In addition, the Board meets regularly with our senior partners through their participation in Board and Committee meetings and continuing education sessions. Our senior partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Evaluating Our Executive Chairman and Executive Committee

The Lead Director works with the Executive Chairman to set the Executive Chairman’s objectives annually, which are then recommended to the whole Board for approval concurrently by the Corporate Governance & Nominating Committee and the Compensation Committee. Both Committees are composed entirely of independent directors.

The Corporate Governance & Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Executive Chairman against those objectives and provides a report on the performance evaluation to the Compensation Committee and the Board. The Compensation Committee recommends to the Board the Executive Chairman’s annual compensation. A more detailed description of the criteria and methodology used to assess the Executive Chairman’s performance and compensation awards in 2017 is set out beginning on page 49.

The Executive Chairman conducts an annual performance evaluation of the Executive Committee with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such review. The Compensation Committee recommends to the Board the annual compensation for the President. The compensation of the Executive Chairman and President is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other Executive Committee members based on the annual performance evaluation of such executives and the compensation recommendations provided by the Executive Chairman, with input from the Lead Director. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies on the performance of each individual executive as measured against the annual performance incentive scorecard disclosed to shareholders in advance and on the performance of the Company as measured against the long-term company scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess performance and determine the compensation for our President and other Executive Committee members is set out beginning on page 51.

Communications and Shareholder Engagement

We maintain a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/company/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, responsibility report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

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As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas between the Company, our Board, and our shareholders. The Shareholder Engagement Policy is available on our website at www.barrick.com/company/governance. We also established the role of Senior Vice President, Governance to foster greater transparency and communication with shareholders and to improve our communication on all corporate governance matters. For the first time, Barrick is holding a hybrid (physical/virtual) annual meeting which can be attended in person or, in the case of registered shareholders, through an online video portal which allows them to ask questions of the Board and management and vote their shares through the LUMI meeting platform. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 4.

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact the President by mail or email at:

Attention: President

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Executive Chairman, our President, and our Lead Director, and we explain how they work together. We also explain why we continue to believe this is the right structure for Barrick at this time.

Under our Executive Chairman’s stewardship, four years ago Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of this company as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an

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intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet. Today, the Company has embraced and executed on each of these elements.

We have eliminated all management layers and established a clear division of responsibility between the head office and the mines. The head office sets strategy and allocates people and capital according to the Company’s strategic priorities. Operational leaders of each mine determine how best to maximize the long-term value of their business, with advice and assistance from head office experts. Those mine leaders work side-by-side with our Country Executive Directors to maintain and enhance our license to operate, building partnerships of depth with host governments and communities. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our partners to work together as a team as they understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become a leading twenty-first century company, not just in mining, but in any industry. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership; consistent high-level execution; operational excellence; disciplined capital allocation; and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. We are investing in digital technology in a disciplined manner to make us faster, safer, more efficient, and more transparent with our partners. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Executive Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard by the Executive Committee and the partnership –Barrick’s most senior and engaged leaders in both management and operations. The Executive Committee, comprised of the most senior partners, makes decisions collectively. Within it, the President is by definition the primus inter pares – first among equals.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership, created in early 2015. Today we have 61 partners, eight of whom comprise an Executive Committee. Partners are those who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of PGSUs which convert to Common Shares that cannot be sold until a partner retires or leaves the Company.

We hold a formal nomination process for new partners every year. Existing partners may nominate new partners, and must provide references from across the organization, including partners and other employees. A vetting committee of existing partners is established each year to undertake a rigorous review of all nominations, gathering feedback and references through a formal evaluation process. The outcome of their work is presented to the Executive Committee, who use the information, in combination with talent assessments and other feedback, to select new partners. Existing partners have the opportunity to review and comment on proposed new partners before the Executive Committee makes a final decision on admissions. During this process, the Executive Committee also reviews the performance of existing partners. Ongoing membership is contingent upon superior performance and leadership, and underperforming partners will be removed.

President

Within the partnership, the President is by definition the primus inter pares. The responsibilities and activities of the President are subject to the oversight of the Board, including the Executive Chairman, and include general supervision of the business of the Company, providing leadership and vision to the Company and our Executive Committee, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The President is responsible for overseeing day-to-day mining operations, building strong relationships among our partners, and nurturing Barrick’s relationships with host governments, local communities, and other external stakeholders.

Executive Chairman

The Executive Chairman actively oversees the partnership in a weekly meeting he chairs of Barrick’s eight most senior partners, who we refer to as our Executive Committee. In these weekly meetings, each senior partner reports, one by one, on Barrick’s key priorities: talent management with our Executive Vice President, Talent Management; Best-in-Class operations with our Senior Vice President, Operational and Technical Excellence; portfolio optimization with our Senior Executive Vice President, Strategic Matters; financial prudence and strategy with our Executive Vice President and Chief Financial Officer; exploration initiatives with our Executive Vice President, Exploration and Growth; and capital allocation and investment management with our Chief Investment Officer. The discussion then ends with new or outstanding priorities with our President and the Chief of Staff. Throughout these meetings, our Executive Chairman monitors progress, clarifies direction, and emphasizes priorities, which he continues to do one-on-one with senior partners throughout the week.

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The Executive Chairman also communicates with shareholders, engages potential investors and, in concert with our President and other senior partners, works with our external partners, including host governments and joint venture partners. In addition, the Executive Chairman provides leadership and direction to the Board, and facilitates the operations and deliberations of the Board to satisfy the Board’s functions and responsibilities under its mandate. More specifically, the Executive Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. Together with the Lead Director, the Executive Chairman ensures that the Board has all the information it needs to function effectively, at all times, including, as necessary, communication between Board meetings. The Executive Chairman serves as the principal liaison between the Board and the Executive Committee and meets with representatives of our shareholders and other partners on behalf of the Board. The Executive Chairman is also responsible for conducting an annual performance evaluation of our Executive Committee with input from the Lead Director.

Lead Director

Because the Executive Chairman is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. In early 2016, the Corporate Governance & Nominating Committee conducted its annual review and assessment of our Lead Director position description. Following that process, our Corporate Governance & Nominating Committee recommended, and our Board adopted, an enhanced Lead Director position description, which augments the Lead Director’s already robust role. Among other things, the Lead Director’s authority and responsibilities include the following:

•	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Executive Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

•	Facilitating communication between the independent directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns, and issues to such directors and raising with the Executive Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

•	Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Working with the Executive Chairman to define his objectives for approval by the Board on the joint recommendation of the Corporate Governance & Nominating Committee and Compensation Committee;

•	Providing input in respect of the Executive Chairman’s annual performance evaluation of the Executive Committee;

•	Consulting with the Corporate Governance & Nominating Committee in its performance evaluation of the Executive Chairman;

•	Providing leadership to the Board if circumstances arise in which the Executive Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

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J. Brett Harvey has served as our Lead Director since December 2013. In 2017, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Executive Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent directors that occurred throughout the year, facilitating communication between the independent directors and the Executive Chairman, overseeing the annual Board and individual directors evaluation process, consulting with the Corporate Governance & Nominating Committee in evaluating the Executive Chairman’s 2017 performance and, in consultation with the Executive Chairman, setting the Executive Chairman’s performance objectives for 2018. On November 17, 2017, Mr. Harvey also led our second annual investor luncheon in New York City, which was attended by shareholders representing approximately 19% of Barrick’s outstanding Common Shares. Graham G. Clow (member of the Risk Committee), Dambisa F. Moyo (member of the Audit Committee and Corporate Governance & Nominating Committee), and J. Robert S. Prichard (member of the Compensation Committee and Risk Committee) participated in this luncheon, without management present. The purpose of this luncheon was to engage with investors and directly solicit their views on Barrick’s strategy, performance, governance initiatives, and approach to executive compensation.

The Board has adopted position descriptions for the Executive Chairman, the Lead Director, and the President. A copy of these position descriptions can be found on our website at www.barrick.com/company/governance. Each Board committee mandate also sets out the role and responsibilities of its committee chair.

The Board believes that Barrick’s current governance and leadership structure is vital to completing Barrick’s positive transformation. In particular, we believe that our Executive Chairman plays a critical role in ensuring that our partnership continues to execute on the ambitious goals we have set for ourselves for the benefit of all. The Board believes it is functioning effectively under its current structure, and that the current structure, including a board that is 87% independent and a robust Lead Director position, provides appropriate oversight protections.

The Board will continue to evaluate the efficacy of its governance and leadership structure, and will consider a more traditional structure as the circumstances of the Company or its leadership changes from time to time.

Corporate Governance

Through the Corporate Governance & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The Corporate Governance & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that, after such appointments, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The Corporate Governance & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its five standing committees. To promote this objective, the Corporate Governance & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

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The table below shows those areas of experience and expertise and indicates the primary areas that the director nominees have indicated they bring to our Board.

Capital Allocation & Financial Acumen		✓	✓	✓	✓	✓	✓				✓	✓	✓	✓	✓
M&A Execution					✓	✓		✓			✓		✓	✓
Health, Safety & Environmental	✓		✓	✓			✓		✓	✓					✓
Talent Development and Allocation & Partnership Culture	✓	✓			✓	✓	✓	✓	✓		✓	✓		✓
International Business Experience and Global Partnerships	✓	✓	✓	✓	✓			✓		✓	✓		✓	✓	✓
Mining Operations			✓	✓			✓			✓			✓		✓
Government and Regulatory Affairs & Community Relations	✓	✓		✓		✓			✓	✓		✓		✓	✓
Risk Management	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
Digital Technology and Innovation					✓			✓				✓

Descriptions of Areas of Experience and Expertise

•	Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

•	Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

•	Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

•	International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

•	Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•	Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•	Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the major risk areas that the company faces, and an ability to probe risk controls and exposures.

•	Digital Technology and Innovation: Expertise in digital technology and innovation, including experience with leveraging digital technology to drive operational excellence, commercial innovation, and business transformation. Familiarity with technology-driven issues, such as cybersecurity, data analytics and integration, cloud computing, autonomous technology, and wireless solutions.

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We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Corporate Governance & Nominating Committee and the Board determine the competencies, skills, and qualities they should seek in new Board members. In recommending nominees, the Corporate Governance & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, and ethnicity.

Nominees for membership to the Board are recommended to the Board by the Corporate Governance & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

In 2017, the Corporate Governance & Nominating Committee, in conjunction with the Executive Chairman and the Lead Director, undertook a director recruitment program and retained an independent search firm to identify additional candidates for our Board and gave the advisor a specific mandate to propose diverse candidates, particularly women. As a result of this process, which is ongoing, Ms. Patricia A. Hatter and Ms. María Ignacia Benítez have been nominated for election at the Meeting. Ms. Hatter brings deep experience leading successful digital transformations, and supplements our Board with her knowledge of digital technology, technological innovation and cybersecurity – skills which are invaluable to advancing Barrick’s digital strategy. Ms. Benítez brings many years of experience in the public and private sectors, including an intimate understanding of the Chilean political, legal, and regulatory system, and thorough awareness of the environmental issues that arise in the mining industry. For a more detailed description of our Board renewal process, please see “Our Commitment to Corporate Governance – Leading Corporate Governance Initiatives – Ongoing Board Renewal” beginning on page 21.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/company/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under-performance. See “Annual Performance Assessments” on page 107.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 and has adopted a policy that requires at least two-thirds of our

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directors to be independent. To be considered “independent”, the Board must make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards. All members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)	the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)	a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

With the assistance of the Corporate Governance & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that 13 of the 15 individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
María Ignacia Benítez		✓
Gustavo A. Cisneros		✓
Graham G. Clow(1)		✓
Kelvin P.M. Dushnisky	✓		✓	President of Barrick
J. Michael Evans		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Patricia A. Hatter		✓
Nancy H.O. Lockhart		✓
Pablo Marcet		✓
Anthony Munk		✓
J. Robert S. Prichard		✓
Steven J. Shapiro		✓
John L. Thornton	✓		✓	Executive Chairman of the Company
Ernie L. Thrasher		✓

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(1)	Graham Clow was an independent non-executive director of Acacia, a 63.9%-owned subsidiary of Barrick, but ceased to be a director of Acacia on April 21, 2016. As noted above, Graham Clow is the Chairman and Principal Mining Engineer of RPA, a consulting firm used by the Company to audit its resource and reserve estimates and to provide consulting and technical services in connection with the preparation of technical reports. Barrick paid fees totaling Cdn $802,692 and Cdn $900,717 to RPA in 2017 and 2016, respectively. In assessing Mr. Clow’s independence, the Board carefully considered: (i) the relationship between Barrick and RPA, (ii) Mr. Clow’s position at RPA and as a former director of Acacia, and (iii) the fees paid by Barrick to RPA (which were below the quantitative limit set out in the NYSE Standards), prior to coming to the view that the foregoing could not reasonably be expected to interfere with Mr. Clow’s ability to exercise independent judgment should he be elected as a director of Barrick. To further ensure Mr. Clow’s independence, RPA has implemented a number of safeguards to address Mr. Clow’s relationship with RPA, including the following: (i) Mr. Clow is no longer named as a “Qualified Person” on technical reports prepared by RPA for Barrick under National Instrument 43-101 – Standards of Disclosure for Mineral Projects; (ii) Mr. Clow does not attend meetings of Barrick’s Reserve Committee; (iii) a “Chinese Wall” is maintained between Mr. Clow and senior RPA employees responsible for Barrick matters, and all documentation related to Barrick assignments is restricted to those professionals engaged on such assignments; and (iv) a quarterly certificate confirming compliance with the foregoing is delivered by RPA to Barrick’s Corporate Secretary. Barrick intends to continue to use RPA to provide the services described above, and the Board will reassess Mr. Clow’s independence on an annual basis.

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. J. Robert S. Prichard is a director of George Weston Limited (Weston) and Nancy H.O. Lockhart is a director of Loblaw Companies Limited (Loblaw). The Board considered whether Weston’s approximately 46% ownership of Loblaw gives rise to a board interlock under Barrick’s board interlocks guidelines, but determined that no interlock exists since Weston and Loblaw are separate public companies. Accordingly, as of March 15, 2018, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•	an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

Diversity Initiatives

Diversity Policy

In 2015, consistent with its commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written diversity policy. The policy does not establish any fixed targets regarding the representation of women on the Board or in senior leadership, including executive officer, positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership should be made, and should be perceived as being made, on the merits of the individuals, and having a fixed target could impede the application of this principle. Instead, the policy articulates the Company’s desire to promote better corporate governance and performance and effective decision-making by having a diverse range of views and considerations represented at the Board and senior leadership levels. In considering directors for election to the Board, the policy requires the Board and the Corporate Governance & Nominating Committee to consider diversity criteria more generally, such as age, ethnicity, and geographical and industry background. The policy requires similar considerations to be taken into account by the Board, the Executive Chairman, and the President in making senior leadership appointments. In addition, the Company’s diversity policy requires the Corporate Governance & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. Specifically, in order to improve the representation of women on the Board, the diversity policy specifically requires the Corporate Governance & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. Similarly, the diversity policy requires the Board, the Corporate Governance & Nominating Committee, the Executive Chairman, and the President, when identifying and considering candidates for senior leadership positions, to consider the level of representation of women in senior leadership positions.

Every year, the Corporate Governance & Nominating Committee reviews the diversity policy and assesses the Company’s progress against its objectives. This review will enable the Corporate Governance & Nominating Committee, on an ongoing basis, to assess the effectiveness of the diversity policy. The results of the Corporate Governance & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

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Board Diversity

Barrick has nominated three female directors for election to our Board of 15, representing 20% of the Board. Nancy H.O. Lockhart was first elected to the Board in 2014, and Patricia A. Hatter and María Ignacia Benítez are first time nominees at the upcoming Meeting.

The Company is committed to finding the most qualified candidates, based on the attributes and skill sets we have and the experience we need, in identifying and selecting candidates for the Board and assessing the relative effectiveness of the Board and its individual members. The Company will also consider the attributes and skills of existing Board members and any additional skills that would assist the Company in achieving its long-term and short-term objectives. As part of the identification and selection process for potential candidates for the Board, the Corporate Governance & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is only one element of diversity that the Board considers important. The Corporate Governance & Nominating Committee considers several aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. For example, in addition to having three female director nominees, the Board is also comprised of members from various geographies. The current Board members range in age from 54 to 72 years and come from diverse cultures and geographic regions. In addition, our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, high-tech, finance, real estate, media, government, oil and gas, and transportation. Accordingly, in searches for new directors, the Corporate Governance & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified work force. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its diversity policy Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, and the available pipeline of staff.

As of March 15, 2018, there are eight women in vice president roles at Barrick, comprising 20% of the Company’s officer group, and two of the Company’s executive officers are women (25%). Women comprise 19% of our Partners.

Diversity Policy Assessment

The Corporate Governance & Nominating Committee conducted an assessment of the diversity policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2018, compared to February 2017. The profile of the Board remained consistent year over year with a broad range of geographies, age groups, education, and experience represented. The number of female director nominees has increased from two to three. This represents an increase in the percentage of female director nominees from 13.3% in 2017 to 20% in 2018. The Corporate Governance & Nominating Committee believes that the director nominees proposed for election for the first time at the Meeting (i.e., Patricia A. Hatter and María Ignacia Benítez) bring unique experiences and complementary skills to the Board, and were the most qualified candidates identified during its recruitment processes, given the needs of the Board and the priorities of the Company.

In 2015, the Board approved the appointments of two new female partners to our Executive Committee, which increased the percentage of female executive officers from 0% to 25% (i.e., two out of eight). The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. The number of female executive officers remains at two.

Since November 2016, Barrick has been a member of the 30% Club Canada, an organization that works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies. Like Barrick, the 30% Club Canada does not believe that setting mandatory quotas is the right approach to achieving greater gender balance. Rather, the organization, whose name comes from its aspirational goal for 30% of Canadian board seats to be held by women by 2019, is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership. Barrick supports this important objective. In furtherance of this objective, the Corporate Governance & Nominating Committee retained an independent advisor to identify additional director candidates for our Board and gave the advisor a specific mandate to propose diverse candidates, particularly women. This process, which is ongoing, resulted in the nomination of Patricia A. Hatter and María Ignacia Benítez for election to the Board.

Barrick Gold Corporation | 2018 Circular	103

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third-party vendors. In 2017, the Code was revised and updated to make it less formal, more closely connected to our core values, and more user friendly by incorporating clear examples and a section of frequently asked questions. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof, and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Corporate Governance & Nominating Committee. The Board monitors compliance with the Code through the Audit Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. Once each year, employees may be required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our updated Code is available on Barrick’s website at www.barrick.com/company/governance and on SEDAR at www.sedar.com.

Conflicts of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the OBCA specifically address conflict of interests involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Executive Chairman and the Chairman of the Corporate Governance & Nominating Committee.

104	Barrick Gold Corporation | 2018 Circular

Our Corporate Governance Guidelines provide that directors are required to advise the Executive Chairman and the Chairman of the Corporate Governance & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the OBCA addresses conflicts of interest of a director of an Ontario corporation, such as Barrick. Among other things, the OBCA provides that a director of a corporation who: (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction, unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate of the corporation.

Anti-Hedging Policy

The Company has a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our anti-hedging policy ensures that the interests of our officers and directors and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/company/governance.

The Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services for the pre-approval of services performed by Barrick’s auditor. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The Audit Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s by-laws, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Executive Chairman, the President, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several hours, which address multiple topics that are critical to understanding our business, including:

•	Finance: The role of the Chief Financial Officer; the finance group’s key responsibilities; financial reporting processes; commercial planning and optimization; the role of the treasury group; the corporate tax function; information management and technology; risk management and assurance; and investor engagement.

•	Investment Management: A review of our capital allocation and project evaluation processes, and our approach to investment analysis.

•	Operations Overview: The role of Barrick’s BPR process; Barrick’s values; operational targets; Best-in-Class and digitization; health and safety; environment; and major project overview.

•	License to Operate: Public perception of the industry; overview of government regulation; expectations of various constituencies (communities, investors, governments, and non-governmental organizations); industry considerations; evolution of corporate social responsibility at Barrick; and sustainability principles.

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•	Risk Management and Assurance: Role of risk management and assurance; financial governance; the internal audit function; and operational management assurance.

•	Exploration and Growth: Barrick’s exploration profile and outlook; global summary of exploration projects and initiatives; Barrick’s exploration system; project selection processes; geochemistry; geophysics; drilling; modelling; and case study review.

•	Talent Management and Human Resources: Overview of Barrick’s approach to executive compensation; compensation philosophy; shareholder engagement; partner and non-partner compensation; and Barrick’s global employee share plan.

•	Law Department Overview: The role played by the in-house corporate legal department in supporting Barrick’s business functions and global operations; legal risk management; litigation management; ethics and compliance; reporting obligations; key corporate policy review; and directors’ duties and responsibilities.

•	Audit Approach: Introduction of the external auditing team, the approach to auditing and the interaction between the independent auditor and Barrick.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•	participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•	participate in continuing education sessions that are incorporated into every regularly scheduled Board meeting and certain meetings of committees of the Board to the greatest extent practicable; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

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Board Educational Sessions Held in 2017

The directors’ attendance at five educational sessions presented by management in 2017 is set out below.

Participating Directors

Date	Topic of Educational Session

February 2017

Cybersecurity

Increasing risks of security breaches; IT vulnerabilities; regulatory considerations; Barrick approach to IT security; testing IT security; ongoing risk assessment and action planning; lessons learned from past experience; 2017 security priorities

		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
April 2017

Global Markets and Economic Growth

Economic growth in emerging and developed markets; drivers of economic growth; global implications of income inequality; commodity risk and resource scarcity; impact of technology on the workforce

		✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
July 2017

Resources and Reserves

Defining resources, reserves and cutoff grades; life-of-mine plans; reserve and resource sensitivities; reserve replacement and steps for improving reserve replacement; resource management; resource conversion and reconciliation; measuring risk in resources and reserves

			✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
October 2017

Barrick Digital Transformation

Digital impact potential; update on digital transformation implementation; Cortez digital pilot highlights; lessons learned; factors for success; potential impact of rolling-out digital initiatives on a company-wide basis

			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
December 2017

Barrick Climate Strategy

Rationale for a Barrick climate strategy; implications of climate change for the global economy; increasing focus on climate change from shareholders and investors; role of climate change committee; climate-related risks and opportunities; energy and climate change disclosure; comparing Barrick targets to country-level commitments; Barrick greenhouse gas emission goals and reduction targets; maintaining a leadership position in the area of climate-related risk management

		✓	✓	✓	✓		✓	✓	✓	✓	✓	✓		✓	✓	✓

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2017, the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interviewed the directors to obtain feedback on priorities for 2018, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director and the Chairman of the Corporate Governance & Nominating Committee provided individual feedback to directors based on the peer reviews.

Enhanced Clawback Policy

The Company has implemented an Incentive Compensation Recoupment Policy (Clawback Policy). Under the Clawback Policy, Barrick may recoup certain incentive compensation paid to executive officers and certain other officers and employees in cases of a material financial statement restatement.

Amendments were made to the Clawback Policy in early 2017 to provide for the recoupment of incentive compensation where the Board determines that wrongful conduct has resulted in a person subject to the policy receiving or realizing higher incentive compensation than he or she would have otherwise been entitled to receive or realize. The full text of our Clawback Policy is available on our website at www.barrick.com/company/governance.

Barrick Gold Corporation | 2018 Circular	107

Transparency and Sustainability Reporting

Barrick is committed to building, operating and closing our mines safely and responsibly, and to doing so in an open and transparent manner. Consistent with this objective of openness and transparency, Barrick publishes annually a Responsibility Report, which provides a detailed and candid look at the Company’s environmental and social performance. The full report is available on Barrick’s website at www.barrick.com/responsibility.

On May 9, 2017, Barrick hosted its first Sustainability Briefing for investors, which was broadcast via live video webcast for those unable to attend in person. Online attendees also had the ability to submit questions electronically. Speakers included Nancy H.O. Lockhart, Chair of the Corporate Responsibility Committee, along with our Chief Sustainability Officer and other leaders from across the organization. This session focused on Barrick’s commitment to responsible mining in partnership with host governments and communities in which we operate.

108	Barrick Gold Corporation | 2018 Circular

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Through the Corporate Governance & Nominating Committee and the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Executive Chairman, the President and other senior executives.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Executive Chairman, the President and other senior executives of the Company, and that the Executive Chairman, the President and other senior executives create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Executive Chairman, President, Lead Director and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

Barrick Gold Corporation | 2018 Circular	109

Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairman of the Corporate Governance & Nominating Committee.

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

110	Barrick Gold Corporation | 2018 Circular

SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) PLAN

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from one to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on performance for the prior year evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long-Term Incentive	100% of Long-Term Incentive Awards.
Term

Vest 33 months from the date of grant for PGSUs, plus a requirement to hold Common Shares until termination of employment (and potentially for up to two years beyond termination, depending on the circumstances of termination).

Vesting Criteria

•  Vest 33 months from the date of grant, but subject to further holding restrictions. Common Shares cannot be sold until a partner retires or leaves the Company. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

•  Unless otherwise determined by the Compensation Committee, vest the earlier of three years from the date of grant (or if the third anniversary of a grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period) and the date that is 15 days prior to the expiry of the PGSU, whichever is first.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Common Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the Long-Term Incentive award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the date of grant occurs during a Blackout Period, the greater of the closing share price of our Common Shares on the first trading date following the expiration of the Blackout Period, or the date preceding the grant date, on the TSX or NYSE, as applicable.

Dividend Equivalents

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of our Common Shares on the TSX or the NYSE, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).

Post-Vesting Treatment, Prohibitions, and Restriction Period

•  When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third-party administrative agent to purchase our Common Shares on the open market.

•  Common Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until termination of employment (Restriction Period).

•  Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Common Shares.

•  Restricted Shares are held by the third-party administrative agent through termination of employment and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

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Characteristics (cont’d)	Description (cont’d)
Treatment on Termination	Termination Event	Unvested PGSUs (1)	Restricted Shares (2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

•   Unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period.

•   If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited.

• Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment.
	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•   Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-  50% of the Restricted Shares on the Termination Date;

-  25% of the Restricted Shares on the first anniversary of the Termination Date; and

-  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third-party take-over bid provided that the take-over bid is successfully completed.
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.

•   For Restricted Shares, dividends are paid in cash as and when declared on our Common Shares (other than stock dividends or other distributions paid in the form of additional Common Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with Unvested PGSUs and Restricted Shares.

•   Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•   Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/company/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)	The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

112	Barrick Gold Corporation | 2018 Circular

SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) PLAN

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.
Minimum Award	100% of the target number of RSUs granted, subject to clawback.
Term	• 33 months (those granted in October 2017, October 2016, August 2015, February 2015). • 36 months (those granted in February 2014).
Vesting Criteria	Vest up to three years from the date of grant.
Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the TSX.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.
Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of our Common Shares on the TSX during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.
Clawback	RSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/company/governance.

Barrick Gold Corporation | 2018 Circular	113

SCHEDULE E

KEY CHARACTERISTICS OF THE PERFORMANCE RESTRICTED SHARE UNIT (PRSU) PROGRAM

Characteristics	Description
Maximum Potential Award

200% of the target number of PRSUs granted, subject to the occurrence of all of the following:

•  Relative TSR is more than 20% above gold mining peers (see below);

•  Adjusted EBITDA, adjusted for commodity prices, is 20% or more above target each year, for all three years; and

•  Free cash flow, adjusted for commodity prices, is 20% or more above target each year, for all three years.

Minimum Award

0% of the target number of PRSUs granted, subject to the occurrence of all of the following:

•  Relative Total Shareholder Return is more than 12.5% below gold mining peers (see below);

•  Adjusted EBITDA, adjusted for commodity prices, is 20% or more below target each year, for all three years; and

•  Free cash flow, adjusted for commodity prices, is 20% or more below target each year, for all three years.

Term	Three years
Vesting Criteria

Vest based on the weighted sum of Relative TSR (50%), Adjusted EBITDA (adjusted for commodity prices, 25%), and Free Cash Flow (adjusted for commodity prices, 25%) performance at the end of the three year performance period. Performance is evaluated on a calendar year basis (from January to December), relative to three pre-determined targets:

1.    Relative TSR (50%)

Evaluated at the end of the three-year performance period. Barrick’s three-year relative total shareholder return contributes one half of the potential PRSU award, determined based on the minimum and maximum potential award criteria above. Barrick’s total shareholder return is measured against a performance peer group of seven gold mining companies that are comparable in terms of size, scope, and complexity (shown below). The performance peer group only includes gold mining companies to ensure that Barrick’s performance is being assessed against peers that are subject to similar commodity price fluctuations.

2014 Performance Peer Group (n=7):

AngloGold Ashanti Ltd.* Newcrest Mining Ltd.
Agnico Eagle Mines Ltd. Newmont Mining Corp.*
Goldcorp Inc.* Yamana Gold Inc.
Kinross Gold Corporation*
*Included in our Mining Peer Group to reference executive compensation levels

2.    Adjusted EBITDA, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

3.    Free cash flow, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

(Adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Please refer to “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88 for more information.)

114	Barrick Gold Corporation | 2018 Circular

Characteristics (cont’d)	Description (cont’d)
Committee Discretion

The Compensation Committee has the discretion to adjust PRSU awards if any materially unusual circumstances occur during the performance period. Examples of these unusual circumstances include:

•   A significant portion of the peers are acquired during the performance cycle (i.e., the three-year period);

•   Takeover speculation significantly inflates Barrick’s stock price;

•   A peer is targeted for acquisition, but the acquisition is not completed by the end of the performance period; and

•   EBITDA or free cash flow performance in a given year is significantly impacted by factors outside the control of management.

The Compensation Committee also has the discretion to annually adjust performance metrics, specifically Adjusted EBITDA and free cash flow, for the following factors that are deemed to be outside the control of management:

(a)    Annual average market gold and copper prices; and

(b)    Royalty and tax rates that are estimated in advance upon completion of the forecasted Adjusted EBITDA (adjusted for commodity prices) and free cash flow (adjusted for commodity prices) performance each year.

Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the TSX.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.
Payout Value

At vesting, each PRSU award (grant plus dividend equivalents), if earned, will have a value equal to the average closing price in Canadian dollars of our Common Shares on the TSX during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Payment	Earned PRSUs will be paid out in cash upon vesting.
Clawback	PRSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/company/governance.

Barrick Gold Corporation | 2018 Circular	115